                                                      File No. 33-62599
                                                      40 Act File No. 811-2271


                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.  Exact name of Trust:     NUVEEN TAX-EXEMPT UNIT TRUST, SERIES 826

B.  Name of Depositor:       JOHN NUVEEN & CO. INCORPORATED

C.  Complete address of Depositor's principal executive offices:

                             333 West Wacker Drive
                             Chicago, Illinois  60606

D.  Name and complete address of agents for service:

                             JOHN NUVEEN & CO. INCORPORATED
                             Attn:  James J. Wesolowski
                             333 West Wacker Drive
                             Chicago, Illinois 60606

                             CHAPMAN AND CUTLER
                             Attn:  Eric F. Fess
                             111 West Monroe Street
                             Chicago, Illinois  60603

It is proposed that this filing will become effective (check appropriate box)

-----
-----    immediately upon filing pursuant to paragraph (b)

-----
-----    on (date) pursuant to paragraph (b)

-----
-----    60 days after filing pursuant to paragraph (a)

-----
-----    on (date) pursuant to paragraph (a) of rule 485 or 486

E. Title and amount of securities being registered: An indefinite number of Units as permitted by Rule 24f-2.

F. Proposed maximum offering price to the public of the securities being registered: Not presently determinable.

G.  Amount of filing fee:  $500 in accordance with Rule 24f-2.*

H.  Approximate date of proposed sale to the public:

    As soon as practicable after the effective date of the Registration
    Statement.

*Previously Paid
______
          Check box if it is proposed that this filing will become effective
  X       on 9/20/95 at 1:30 p.m. pursuant to Rule 487.
______

                 NUVEEN TAX-EXEMPT UNIT TRUST, SERIES 826

                             Cross-Reference Sheet

                     Pursuant to Rule 404(c) of Regulation C
                        under the Securities Act of 1933

               (Form N-8B-2 Items Required by Instruction 1 as
                           to Prospectus on Form S-6)


FORM N-8B-2                                      FORM S-6
ITEM NUMBER                                      HEADING IN PROSPECTUS

    I.   ORGANIZATION AND GENERAL INFORMATION

1.  (a)  Name of trust                    )   Prospectus Part-A Cover Page
    (b)  Title of securities issued       )

2.  Name and address of Depositor         )   Information About the Sponsor

3.  Name and address of Trustee           )   Information About the Trustee

4.  Name and address of principal         )   Information About the Sponsor
    Underwriter                           )

5.  Organization of trust                 )   What Is The Nuveen Tax-Exempt
                                          )   Unit Trust?

6.  Execution and termination of          )   What Is The Nuveen Tax-Exempt
    Trust Agreement                       )   Unit Trust?
                                          )   Information About the Trustee
                                          )   Other Information

7.  Changes of Name                                    *

8.  Fiscal Year

9.  Litigation

    II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10. General Information regarding         )   Summary of Portfolios
    trust's securities                    )   Why and How are the Bonds
                                              Insured?
                                              When Are Distributions
                                              Made to Unitholders?
                                          )   Ownership and Transfer of Units
                                          )   How Units May Be Redeemed
                                              Without Charge
                                          )   How Bonds May Be Removed From
                                          )   The Trusts
                                          )   Information About the Trustee
                                          )   Information About the Sponsor
                                          )   Other Information

                                          )   What Is The Tax Status of
                                          )   Unitholders?

11. Type of securities comprising         )   What Is The Nuveen Tax-Exempt
    units                                 )   Unit Trust?
                                          )   Summary of Portfolios
                                          )   Composition of Trusts
                                          )   What Are The Objectives Of
                                          )   The Trusts?
                                              Why and How are the Bonds
                                              Insured?

12. Certain information regarding         )   *
    periodic payment certificates         )

13. (a)Load, fees, expenses, etc.         )   Part A - Essential Information
                                          )   How Is The Public Offering Price
                                          )   Determined?
                                          )   Market For Units
                                          )   What Is Accrued Interest?
                                          )   What Are Estimated Long Term
                                          )   Return And Estimated Current
                                          )   Return?
                                          )   How Was The Price Of The Bonds
                                          )   Determined At The Date of Deposit?
                                          )   What Are Normal Trust Operating
                                          )   Expenses?
                                          )   Summary of Portfolios
                                          )   When Are Distributions Made
                                          )   To Unitholders?
                                          )   How Detailed Are Reports To
                                              Unitholders?

    (b)Certain information regarding      )   *
       periodic payment certificates      )


    (c)Certain percentages                )   How Is the Public Offering Price
                                          )   Determined?
                                          )   Market For Units
                                          )   What Are Estimated Long Term
                                          )   Return And Estimated Current
                                          )   Return?
                                          )   How Was The Price of the Bonds
                                          )   Determined At The Date of Deposit?
                                          )   What is Accrued Interest?

    (d)Certain other fees, etc.           )   How Was The Price Of The Bonds
       payable by holders                 )   Determined At The Date of Deposit?
                                          )   What Are Normal Trust Operating
                                          )   Expenses?
                                          )   Ownership and Transfer of Units

    (e)Certain profits receivable         )   Composition of Trusts
       by depositor, principal under-     )
       writer, trustee or affiliated      )   How Units May Be Purchased By
       persons                            )   The Sponsor

    (f)Ratio of annual charges
       to income                                *

14. Issuance of trust's securities        )   Summary of Portfolios
                                          )   When Are Distributions Made
                                          )   To Unitholders?
                                          )   Ownership and Transfer of Units
                                          )   How Units May Be Redeemed
                                          )   Without Charge

15. Receipt and handling of payments      )   *
    from purchasers                       )

16. Acquisition and Disposition of        )   What Is The Nuveen Tax-Exempt
    Underlying Securities                 )   Unit Trust?
                                          )   Summary of Portfolios
                                          )   Composition of Trusts
                                          )   Why and How are the Bonds
                                              Insured?
                                          )   How Units May Be Redeemed
                                              Without Charge
                                          )   How Bonds May Be Removed From
                                          )   The Trusts
                                          )   Other Information

17. Withdrawal or redemption              )   Market For Units
                                          )   How Units May Be Redeemed
                                          )   Without Charge
                                          )   How Units May Be Purchased By
                                          )   The Sponsor

18. (a)Receipt and disposition of income  )   Summary of Portfolios
                                          )   When Are  Distributions
                                              Made To Unitholders?
                                          )   How Detailed Are Reports To
                                          )   Unitholders?

    (b)Reinvestment of distributions      )   Accumulation Plan

    (c)Reserves or special funds          )   Summary of Portfolios
                                          )   When Are Distributions
                                          )   Made To Unitholders?

    (d)Schedule of distributions          )   *

19. Records, accounts and reports         )   When Are Distributions Made
                                          )   To Unitholders?
                                          )   How Detailed Are Reports To
                                          )   Unitholders?

20. Certain miscellaneous provisions of   )   Information About the Trustee
    Trust Agreement                       )   Information About the Sponsor
                                          )   Other Information

21. Loans to security holders             )   *

22. Limitations on liability              )   Summary of Portfolios
                                          )   Composition of Trusts
                                          )   Information About The Trustee

23. Bond arrangements                     )   *

24. Other material provisions of Trust    )   *
    Agreement.                            )

    III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25. Organization of Depositor             )   Information About the Sponsor

26. Fees received by Depositor            )   *

27. Business of Depositor                 )   Information About the Sponsor

28. Certain information as to officials   )  *
    and affiliated persons of Depositor   )

29. Voting Securities of Depositor        )   Information About the Sponsor

30. Persons controlling Depositor         )
                                          )
31. Payments by Depositor for certain     )
    services rendered to trust            )
                                          )   *
32. Payments by Depositor for certain     )
    other services rendered to trust      )
                                          )
33. Remuneration of employees of Depositor)
    for certain services rendered to trust)
                                          )
34. Remuneration of other persons for     )
    certain services rendered to trust    )

    IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES

35. Distribution of trust's securities by )
    states                                )
                                          )   *
36. Suspension of sales of trust's        )
    securities                            )
                                          )
37. Revocation of authority to distribute )

38. (a)Method of distribution             )
                                          )
    (b)Underwriting agreements            )   How Units of The Trusts Are
                                          )   Distributed To The Public
    (c)Selling agreements                 )

39. (a)Organization of principal          )
         underwriter                      )
                                          )   Information About The Sponsor
    (b)NASD membership of principal       )
         underwriter                      )

40. Certain fees received by principal    )   *
    underwriter


41. (a)Business of principal underwriter  )
                                          )
    (b)Branch offices of principal under- )    *
       writer                             )
                                          )
    (c)Salesmen of principal underwriter  )

42. Ownership of trust's securities by    )   *
    certain persons                       )
                                          )
43. Certain brokerage commissions received)   *
    by principal underwriter              )

44. (a)Method of valuation                )   Part A - Essential Information
                                          )   How Is The Public Offering Price
                                          )   Determined?
                                          )   How Was The Price Of The Bonds
                                          )   Determined At The Date of Deposit?
                                          )   What Are Normal Trust Operating
                                          )   Expenses?


    (b)Schedule as to offering price      )   *

    (c)Variation in offering price to     )   How Is the Public Offering Price
       certain persons                    )   Determined?
                                          )   What Is Accrued Interest?
                                          )   How Was The Price Of The Bonds
                                          )   Determined At The Date of Deposit?

45. Suspension of redemption rights       )   *

46. (a)Redemption valuation               )   Unit Value and Evaluation
                                          )   How Units May Be Redeemed
                                          )   Without Charge
                                          )   How Units May Be Purchased By
                                          )   The Sponsor

    (b)Schedule as to redemption price    )   *

47. Maintenance of position in underlying )   How Is the Public Offering Price
    securities                            )   Determined?
                                          )   How Units May Be Purchased By
                                          )   The Sponsor

    V.   INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Organization and regulation of Trustee)   Information About The Trustee

49. Fees and expenses of Trustee          )   Part A - Essential Information
                                          )   What Are Normal Trust Operating
                                          )   Expenses?

50. Trustee's lien                        )   What Are Normal Trust Operating
                                          )   Expenses?
                                          )   When Are Distributions Made
                                          )   To Unitholders?

    VI.  INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51. Insurance of holders of trust's       )   *
    securities                            )

                        VII.  POLICY OF REGISTRANT

52. (a)Provisions of trust agreement with )   What Are Normal Trust Operating
       respect to selection or elimination)   Expenses?
       of underlying securities           )   How Units May Be Redeemed With-
                                          )   out Charge
                                          )   How Bonds May Be Removed From
                                          )   The Trusts

    (b)Transactions involving elimination )   *
       of underlying securities           )

    (c)Policy regarding substitution or   )   Summary of Portfolio
       elimination of underlying          )   Composition of Trusts
       securities                         )   How Bonds May Be Removed From
                                          )   The Trusts

    (d)Fundamental policy not otherwise   )   *
       covered                            )

53. Tax status of trust                   )   What Is The Tax Status Of
                                          )   Unitholders?

    VIII. FINANCIAL AND STATISTICAL INFORMATION

54. Trust's securities during last ten years)   *

55.)                                      )   *
56.)Certain information regarding         )
57.)periodic payment certificates         )
58.)                                      )

__________

*Inapplicable, omitted, answer negative or not required.

                               SEPTEMBER 20, 1995
                             SUBJECT TO COMPLETION

                                           A
NUVEEN                 NUVEEN NATIONAL INSURED TRUST 304
                   (NUVEEN TAX EXEMPT UNIT TRUSTS SERIES 826)

                                                CUSIP NUMBERS:

                                                   Monthly:           6710A4 314
                                                   Quarterly:         6710A4 322
                                                   Semi-Annually:     6710A4 330

              PROSPECTUS--PART A (SPECIFIC TERMS) - September 20, 1995 THIS PART A OF THE PROSPECTUS MAY NOT BE DISTRIBUTED
              UNLESS ACCOMPANIED BY THE PART B OF THE PROSPECTUS.
     BOTH PARTS OF THE PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.

    National Insured Trust, Series 304 (the "Trust") consists of a portfolio of interest-bearing obligations issued by or on behalf of States, certain United States Territories or authorities and political subdivisions thereof which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from Federal income tax, to the extent indicated in "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.

    The objectives of the Trust are income exempt from Federal income tax and conservation of capital. The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.

    The Portfolio of the Trust consists of 13 long term (approximately 15 to 40 year maturities) obligations issued by entities located in 9 states. The Bonds in the Trust are either general obligations of the governmental entity issuing them and are backed by the taxing power thereof or are payable as to principal and interest from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. The sources of payment for the Bonds are divided as follows:

     NUMBER OF                                              PORTFOLIO
      ISSUES                PURPOSE OF ISSUE                PERCENTAGE
  ---------------  ----------------------------------------------------
         3         Health Care Facility Revenue                   30   %
         2         General Obligation                             17
         2         Water and/or Sewer Revenue                     11
         1         College and University Revenue                 10
         1         Transportation Facility Revenue                10
         2         Electrical System Revenue                       9
         1         Dedicated-Tax Supported Revenue                 7
         1         Miscellaneous Revenue                           7

    Approximately 17.6% of the aggregate principal amount of the Bonds in the Trust (accounting for approximately 16.0% of the aggregate offering price of the Bonds) are original issue discount bonds. See "RISK FACTORS" in Part B of this Prospectus for a discussion of the characteristics of such obligations and of the risks associated therewith.

    All of the Bonds in the Trust are covered by policies of insurance obtained from the MBIA Insurance Corporation guaranteeing payment of principal and interest when due. As a result of such insurance, the Bonds in the Trust have received a rating of "Aaa" by Moody's and both the Bonds in the Trust and the Units of the Trust have received a rating of "AAA" by Standard & Poor's.

    Twenty percent of the principal amount of Bonds in the Trust consists of issues of entities located in the State of California; such concentration may involve more risk than if such Bonds were issued by issuers located in several states.

    The Trust is considered to be concentrated in Bonds of Health Care Facility Revenue Issuers whose revenues are subject to certain risks including increased
governmental   regulation,   fluctuating   occupancy   levels   and   increased
competition. For a discussion of the risks associated with investments in the bonds of various issuers, see "RISK FACTORS" in Part B of this Prospectus.

    Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.

----------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                     1 of 6

                             ESSENTIAL INFORMATION
                REGARDING THE NUVEEN NATIONAL INSURED TRUST 304
      ON THE BUSINESS DAY PRIOR TO THE DATE OF DEPOSIT, SEPTEMBER 19, 1995
          Sponsor and Evaluator........ John Nuveen & Co. Incorporated
          Trustee...................... The Chase Manhattan Bank, N.A.
                ------------------------------------------------

The  income, expense and distribution data  set forth below have been calculated
for  Unitholders  receiving  monthly,  quarterly  or  semi-annual   distribution
options.

Principal Amount of Bonds in Trust..................  $     7,500,000
Number of Units.....................................           75,000
Fractional Undivided Interest in Trust Per Unit.....         1/75,000
Public Offering Price--Less than 500 Units
    Aggregate Offering Price of Bonds in Trust......  $     7,186,100
    Divided by Number of Units......................  $         95.81
    Plus Sales Charge 4.9% (5.152% of the Aggregate
     Offering Price of the Bonds per Unit)..........  $          4.94
    Public Offering Price Per Unit(1)...............  $        100.75
Redemption Price Per Unit (exclusive of accrued
  interest).........................................  $         95.32
Sponsor's Initial Repurchase Price Per Unit
  (exclusive of accrued interest)...................  $         95.81
Excess of Public Offering Price Per Unit over
  Redemption Price Per Unit.........................  $          5.43
Excess of Public Offering Price Per Unit over
  Sponsor's Repurchase Price Per Unit...............  $          4.94
Average Maturity of Bonds in the Trust(2)...........       25.9 years

                                                          MONTHLY
                                                      SEMI-ANNUAL ---
                                                                QUARTERLY
                                                                --
                                                                ------------------------------
  Calculation of Estimated Net Annual
    Interest Income Per Unit
      Annual Interest Income(3)............        $ 5.6045        $ 5.6045       $ 5.6045
      Less Estimated Annual Expense........         $ .2343         $ .2023        $ .1833
                                                -----------     -----------     -----------
      Estimated Net Annual Interest
        Income(4)..........................        $ 5.3702        $ 5.4022       $ 5.4212
  Daily Rate of Accrual Per Unit...........        $ .01491        $ .01500       $ .01505
  ESTIMATED CURRENT RETURN(5)..............            5.33%           5.36%          5.38 %
  ESTIMATED LONG TERM RETURN(5)............            5.36%           5.38%          5.40 %
  Trustee's Annual Fees(6).................        $ 1.5740        $ 1.2540       $ 1.0640

Date of Deposit.................................................................................September 20, 1995
Settlement Date.................................................................................September 25, 1995
Mandatory Termination Date....................................See "OTHER INFORMATION" in Part B of this Prospectus
Minimum Value of Each Trust...................................See "OTHER INFORMATION" in Part B of this Prospectus
Sponsor's Annual Evaluation Fee.........................................$0.17 per $1,000 principal amount of Bonds
Estimated Annual Organizational Expenses(7).......................................................$.03173 per Unit
----------
BECAUSE CERTAIN OF THE BONDS IN THE TRUST WILL NOT BE DELIVERED TO THE TRUSTEE UNTIL AFTER THE SETTLEMENT DATE FOR
A  PURCHASE OF UNITS MADE ON THE DATE OF DEPOSIT, INTEREST THAT ACCRUES ON THOSE BONDS BETWEEN THE DATE OF DEPOSIT
AND SUCH DELIVERY DATE WILL BE TREATED  AS A RETURN OF PRINCIPAL RATHER  THAN AS TAX-EXEMPT INCOME. THE AMOUNT  OF
ANY  SUCH RETURN  OF PRINCIPAL  IS NOT  INCLUDED IN THE  ANNUAL INTEREST  INCOME SHOWN  ABOVE. FOR  THE TRUST, THE
FOLLOWING SETS FORTH THE LATEST SCHEDULED BOND DELIVERY DATE, THE AMOUNT PER UNIT THAT WILL BE TREATED AS A RETURN
OF PRINCIPAL TO  UNITHOLDERS WHO  PURCHASE ON THE  DATE OF  DEPOSIT, AND THE  ESTIMATED CURRENT  RETURN UNDER  THE
MONTHLY  DISTRIBUTION PLAN AFTER THE FIRST YEAR, ASSUMING THE  PORTFOLIO AND ESTIMATED ANNUAL EXPENSES DO NOT VARY
FROM THAT SET FORTH ABOVE (SEE "WHAT  ARE NORMAL TRUST OPERATING EXPENSES?" IN  PART B OF THIS PROSPECTUS AND  THE
"SCHEDULE  OF INVESTMENTS").  THE ESTIMATED  CURRENT RETURN  AFTER THE FIRST  YEAR WILL  ALSO BE  HIGHER UNDER THE
QUARTERLY AND SEMI-ANNUAL DISTRIBUTION PLANS:
                                   LATEST SCHEDULED         PER UNIT         ESTIMATED CURRENT RETURN
                                    DELIVERY DATE     RETURN OF PRINCIPAL      AFTER THE FIRST YEAR
                                  ------------------  --------------------   -------------------------
  NATIONAL INSURED TRUST........   OCTOBER 4, 1995    $           .01                     5.34        %

The evaluation time for purpose of sale, purchase or redemption of Units is 4 p.m. Eastern time. (See "HOW IS THE PUBLIC OFFERING
PRICE DETERMINED?" in Part B of this Prospectus.)
(1) Units are offered at the Public  Offering Price plus accrued interest from the  preceding Record Date to, but not  including, the  date of settlement (normally three business days after purchase). The Date of Deposit of the Fund has been designated as the First Record  Date for  all plans of  distribution of  the Trust and,  accordingly, for  Units purchased on  the Date  of
    Deposit,  $.07 of accrued interest to the  Settlement Date will be added to the  Public Offering Price. (See "WHAT IS ACCRUED
    INTEREST?" in Part B of this Prospectus.)
(2) The Average Maturity of Bonds in the Trust is calculated based upon the stated maturities of the Bonds in the Trust (or, with respect to Bonds for which funds or securities have been placed  in escrow to redeem such Bonds on a stated call date,  based upon  such call date). The Average Maturity of Bonds in the Trust  may increase or decrease from time to time as Bonds mature or are called or sold.
(3) Assumes delivery of all Bonds. (See "COMPOSITION OF TRUSTS" appearing in Part B of this Prospectus.) Interest income does not include accretion of original issue discount  on "zero coupon" Bonds, Stripped  Obligations or other original issue  discount
    Bonds. (See "RISK FACTORS" in Part B of this Prospectus.)
(4)  The amount and timing of interest distributions from the Trust  under the various plans of distribution are set forth below.
    It is anticipated that the amount of  interest to be distributed per Unit in  each year under each plan of distribution  will initially  be substantially equal to the Estimated Net Annual Interest  Income per Unit for that plan. The amount of interest to be distributed annually per Unit, will generally change as Bonds are redeemed, mature or are sold or as fees and  expenses increase or decrease.
(5)  Estimated Long Term  Return for the Trust  represents the average of  the yields to  maturity (or call) of  the Bonds in the
    Trust's portfolio  calculated in  accordance with  accepted bond  practices and  adjusted to  reflect a  compounding  factor, expenses  and sales charges. Estimated Current Return is computed by  dividing the Net Annual Interest Income per Unit by the
    Public Offering  Price, and  in contrast  to Estimated  Long Term  Return does  not reflect  the amortization  of premium  or accretion  of discount, if any. For more information see "WHAT  ARE ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN?"
    in Part B of this Prospectus.
(6) Each Trustee annual fee is  per $1,000 principal amount of  the underlying Bonds in the Trust  for that portion of the  Trust that represents a particular plan of distribution.
(7)  The Trust (and therefore Unitholders) will  bear all or a portion of  its organizational costs (including costs of preparing the registration statements,  the trust  indenture and other  closing documents,  registering Units with  the Securities  and
    Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the
    Trustee  but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational expenses will be amortized over  a five year period. See "WHAT ARE NORMAL TRUST  OPERATING
    EXPENSES?"  in Part B of this  Prospectus and "Statement of Condition." Historically,  the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

                                     2 of 6

                             INTEREST DISTRIBUTION

    Details of interest distributions per Unit of the Trust under the various plans appear in the following table based upon estimated Net Annual Interest Income at the Date of Deposit:

                                                                                                          NORMAL
                                                                                                      DISTRIBUTIONS
                                          1995                             1996                          PER YEAR
----------------------------------------------------------------------------------------------------  --------------
Record Date*..........................       11/1            2/1            5/1            8/1
Distribution Date.....................      11/15           2/15           5/15           8/15
--------------------------------------------------------------------------------------------------------------------
Monthly Distribution Plan.............  $   .6125(1)                                                  $  5.3817
                                                          --------  $.4482 every month  --------
Quarterly Distribution Plan...........  $   .6125(1)   $  1.3527(2)   $  1.3527      $  1.3527        $  5.4137
Semi-Annual Distribution Plan.........  $   .6125(1)                  $  2.7162(3)                    $  5.4327
--------------------------------------------------------------------------------------------------------------------

 * Record Dates for semi-annual distributions are May 1 and November 1; for quarterly distributions, they are February 1, May  1,
   August 1 and November 1. Record Dates for monthly distributions are the first day of each month. Distribution Dates under each distribution  plan are the fifteenth day of the month in which the respective Record Date occurred. For additional information see "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?" in Part B of this Prospectus.
(1) The first distribution will be paid to all  Unitholders, regardless of the distribution plan selected. Such distribution  may be more or less than a regular monthly distribution.
(2) Regular 3-month distribution.
(3) Regular 6-month distribution.

                                   TAX STATUS

    For a discussion of the tax status of income earned on Trust Units, see "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.

                                     3 of 6

                       NUVEEN NATIONAL INSURED TRUST 304
                   (NUVEEN TAX-EXEMPT UNIT TRUST SERIES 826)
       SCHEDULE OF INVESTMENTS AT THE DATE OF DEPOSIT, SEPTEMBER 20, 1995

                                                                                          Ratings(3)           Trustee's
                                                                      Optional       ---------------------   Determination
 Aggregate        Name of Issuer and Title of Issue Represented      Redemption       Standard                of Offering
  Principal        by Sponsor's Contracts to Purchase Bonds(1)      Provisions(2)     & Poor's    Moody's        Price
---------------------------------------------------------------------------------------------------------------------------
$   750,000     * California Educational Facilities Authority,       2005 at 102        AAA         Aaa     $       750,000
                   Revenue Bonds (University of Redlands),
                   Series 1995, 6.00% Due 10/1/25. (When
                   issued.)
    750,000      State of California, Various Purpose General        2003 at 102        AAA         Aaa             678,825
                   Obligation Refunding Bonds, 5.125% Due
                   10/1/17.
    750,000      City of Chicago (Illinois), Chicago-O'Hare          2004 at 102        AAA         Aaa             666,840
                   International Airport, General Airport Second
                   Lien, Revenue Refunding Bonds, 1993 Series C,
                   5.00% Due 1/1/18.
    750,000      Illinois Health Facilities Authority, Revenue       2004 at 102        AAA         Aaa             750,000
                   Bonds, Series 1994A (Northwestern Memorial
                   Hospital), 6.00% Due 8/15/24.
    250,000      City of Cedar Rapids, Iowa, Pollution Control       2003 at 102        AAA         Aaa             234,710
                   Revenue Refunding Bonds (Iowa Electric Light
                   and Power Company Project), Series 1993,
                   5.50% Due 11/1/23.
    750,000      Kentucky Economic Development Finance               2004 at 102        AAA         Aaa             656,858
                   Authority, Hospital Revenue Bonds, Baptist
                   Healthcare System Issue, Series 1994, 5.00%
                   Due 8/15/24. (Original issue discount bonds
                   delivered on or about February 9, 1994 at a
                   price of 94.048% of principal amount.)
    750,000      Massachusetts Health and Educational Facilities     2005 at 102        AAA         Aaa             753,060
                   Authority, Revenue Bonds, Newton-Wellesley
                   Hospital Issue, Series E, 6.00% Due 7/1/18.
    750,000      Massachusetts Water Resources Authority,          2004 at 101 1/2      AAA         Aaa             752,903
                   General Revenue Bonds, 1994 Series A, 6.00%
                   Due 8/1/24.
    500,000      New York Local Government Assistance                2005 at 102        AAA         Aaa             504,125
                   Corporation (New York), Series 1995A Bonds,
                   6.00% Due 4/1/24.
    500,000      City of Hamilton], Ohio, Gas System Revenue         2003 at 100        AAA         Aaa             430,730
                   Bonds, 1993 Series A, 4.75% Due 10/15/23.
                   (Original issue discount bonds delivered on
                   or about November 2, 1993 at a price of
                   93.49% of principal amount.)
     70,000      Hamilton County, Ohio, Sewer System Improvement     2003 at 100        AAA         Aaa              65,092
                   and Refunding Revenue Bonds, 1993 Series A
                   (The Metropolitan Sewer District of Greater
                   Cincinnati), 5.00% Due 12/1/14. (Original
                   issue discount bonds delivered on or about
                   May 4, 1993 at a price of 92.50% of principal
                   amount.)
    500,000      Deer Lakes School District (Allegheny County,       2004 at 100        AAA         Aaa             522,830
                   Pennsylvania), General Obligation Bonds,
                   Series of 1995, 6.45% Due 1/15/19.
    430,000     * Public Utility District No. 2 of Grant County,     2006 at 101        AAA         Aaa             420,127
                   Washington, Electric System Revenue Bonds,
                   Series 1995-F, 5.70% Due 1/1/15. (When
                   issued.)
-----------                                                                                                 ---------------
$ 7,500,000                                                                                                 $     7,186,100
-----------                                                                                                 ---------------
-----------                                                                                                 ---------------

* These Bonds, or a portion thereof, have delivery dates beyond the normal settlement date. Their expected delivery dates range from September 27, 1995 to October 4, 1995. Contracts relating to Bonds with delivery dates after the date of settlement for purchase made on the Date of Deposit constitute approximately 16% of the aggregate principal amount of the Trust. (See "COMPOSITION OF TRUSTS" in Part B of this Prospectus.)

------------

    (1) The Sponsor's contracts to purchase Bonds were entered into during the period from September 18, 1995 to September 19, 1995. Other information regarding the Bonds in the Trust on the initial Date of Deposit is as follows:

                                                                        ANNUAL
                                                           PROFIT      INTEREST
                                              COST TO     (OR LOSS)    INCOME TO    BID PRICE
                   TRUST                      SPONSOR    TO SPONSOR      TRUST      OF BONDS
  ----------------------------------------  -----------  -----------  -----------  -----------
  NATIONAL INSURED TRUST 304..............  $ 7,157,197  $   28,903   $  421,198   $ 7,149,225

In addition, the difference between the Trustee's determination of Offering Price and Bid Price (as a percentage of principal amount) is .49%. Neither cost to Sponsor nor profit (or loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates. The Sponsor did not participate as either the sole underwriter or as a manager or member of a syndicate that acted as the original underwriter of any of the Bonds.

    (2) The Bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the Bonds, except for Bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. The Bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such Bonds. See "COMPOSITION OF TRUSTS", "WHAT IS THE TAX STATUS OF UNITHOLDERS?" and "RISK FACTORS" in Part B of this Prospectus.

    (3) All the Bonds in the Insured Trusts, as insured by the Insurer, are rated AAA by Standard & Poor's and Aaa by Moody's. The insurance obtained by the Trust guarantees the payment of interest and principal on the Bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, premiums payable on mandatory redemptions or interest rate risks. (See "WHY AND HOW ARE THE BONDS INSURED?" in Part B of this Prospectus and "Description of Ratings" in the Information Supplement.)

                                     4 of 6

                             Statement of Condition

                       NUVEEN NATIONAL INSURED TRUST 304

                   (Nuveen Tax-Exempt Unit Trust, Series 826)

                            AS OF SEPTEMBER 20, 1995

    TRUST PROPERTY
Sponsor's contracts to purchase Tax-Exempt Bonds,
  backed by an irrevocable letter of
  credit(1)(2)....................................  $    7,186,100
Accrued interest to September 20, 1995 on
  underlying Bonds(1).............................          92,964
Organizational costs(3)...........................          11,900
                                                    --------------
            Total.................................  $    7,290,964
                                                    --------------
                                                    --------------
   LIABILITIES AND INTEREST OF UNITHOLDERS
LIABILITIES:
    Accrued interest to September 20, 1995 on
     underlying Bonds(4)..........................  $       92,964
    Accrued organizational costs(3)...............          11,900
                                                    --------------
            Total.................................  $      104,864
                                                    --------------
                                                    --------------
INTEREST OF UNITHOLDERS:
    Units of fractional undivided interest
     outstanding (75,000)
      Cost to investors(5)........................  $    7,556,328
        Less: Gross underwriting commission(6)....        (370,228)
                                                    --------------
    Net amount applicable to investors............  $    7,186,100
                                                    --------------
            Total.................................  $    7,290,964
                                                    --------------
                                                    --------------
------------
(1) Represented by  contracts to purchase  Tax-Exempt Bonds  which include  "when issued" or "regular  way" or "delayed delivery"
    contracts for which an irrevocable letter of credit issued  by a major commercial bank has been deposited with the Trustee on the  Date of Deposit. The amount  of such letter of credit and any cash  deposited  exceeds  the  amount  necessary  for  the purchase  of the  Bonds plus accrued  interest to  the Date of
    Deposit. At the Date of Deposit, Bonds may have been delivered to the Sponsor  pursuant to  certain of  these contracts;  the
    Sponsor  has assigned to the Trustee  all of its rights, title and interest in and to such Bonds.
(2) Aggregate value (at offering prices) as of the Date of Deposit of the Bonds  listed under "Schedule  of Investments"  herein, and  their  aggregate cost  to the  Trust  are the  same. Such offering  prices  were  determined  by  Kenny  S&P  Evaluation
    Services,  a division of J.J. Kenny Co., Inc., as of the close of business on the business day prior to the Date of  Deposit.
    (See "HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE DATE OF
    DEPOSIT?"  in Part  B of this  Prospectus.) Insurance coverage providing for the timely payment,  when due, of all  principal of  and interest  on the  Bonds in  an Insured  Trust has been obtained by the Sponsor or by the issuers of such Bonds.  Such insurance  does not guarantee the market value of the Bonds or the value of the Units. Both  the bid and the offering  prices of  the underlying  Bonds and of  the Units  may include value attributable to such policies of insurance.
(3) The  Trust (and  therefore  Unitholders) will  bear all  or  a portion  of its  estimated organizational costs  which will be deferred and  amortized  over  five years  from  the  Date  of
    Deposit.
(4)  Representing, as set forth in  "WHAT IS ACCRUED INTEREST?" in
    Part B of this  Prospectus, advancement by  the Trustee of  an amount  equal to the  accrued Bond interest as  of the Date of
    Deposit.
(5)  Aggregate  Public  Offering   Price  (exclusive  of   accrued
    interest)  computed  as set  forth  under "HOW  IS  THE PUBLIC
    OFFERING PRICE DETERMINED?" in Part B of this Prospectus.
(6) The  gross  underwriting commission  of  4.90% of  the  Public
    Offering  Price has been calculated on the assumption that the
    Units sold are not subject to a reduction of sales charge  for quantity purchases. In single transactions involving 500 Units or  more, the sales charge is reduced. (See "HOW IS THE PUBLIC
    OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)

                                     5 of 6

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS OF JOHN NUVEEN & CO. INCORPORATED AND UNITHOLDERS OF NATIONAL INSURED TRUST 304:

    We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of National Insured Trust 304 (contained in Nuveen Tax-Exempt Unit Trust, Series
826),  as  of   September  20,   1995.  These  financial   statements  are   the
responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of National Insured Trust 304 as of September 20, 1995, in conformity with generally accepted accounting principles.

                                                             ARTHUR ANDERSEN LLP

Chicago, Illinois,
September 20, 1995.

                                     6 of 6

                               SEPTEMBER 20, 1995
                             SUBJECT TO COMPLETION
                                           A
NUVEEN                 NUVEEN NEW YORK INSURED TRUST 241
                   (NUVEEN TAX EXEMPT UNIT TRUSTS SERIES 826)

                                                CUSIP NUMBERS:
                                                   Monthly:           67101K 524
                                                   Quarterly:         67101K 532
                                                   Semi-Annually:     67101K 540

           PROSPECTUS--PART A (SPECIFIC TERMS) -- SEPTEMBER 20, 1995
              THIS PART A OF THE PROSPECTUS MAY NOT BE DISTRIBUTED
              UNLESS ACCOMPANIED BY THE PART B OF THE PROSPECTUS.
     BOTH PARTS OF THE PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.

    New York Insured Trust, Series 241 (the "Trust") consists of a portfolio of interest-bearing obligations issued by or on behalf of the State of New York, certain United States Territories or authorities and political subdivisions thereof which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from Federal income tax and New York state and city income taxes, to the extent indicated below.
    The objectives of the Trust are income exempt from Federal and state income taxes, and conservation of capital. The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.
    The Portfolio of the Trust consists of 8 obligations issued by entities located in New York. The Bonds in the Trust are either general obligations of the governmental entity issuing them and are backed by the taxing power thereof or are payable as to principal and interest from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. The sources of payment for the Bonds are divided as follows:

     NUMBER OF                                              PORTFOLIO
      ISSUES                PURPOSE OF ISSUE                PERCENTAGE
  ---------------  ----------------------------------------------------
         2         College and University Revenue                 29   %
         3         Municipal Lease Revenue                        29
         1         General Obligation                             14
         1         Dedicated-Tax Supported Revenue                14
         1         Water and/or Sewer Revenue                     14

    Approximately 7.1% of the aggregate principal amount of the Bonds in the Trust (accounting for approximately 2.6% of the aggregate offering price of the Bonds) are original issue discount obligations. Certain of these original issue discount obligations, amounting to 7.1% of the aggregate principal amount and 2.6% of the aggregate offering price of the Bonds in the Trust, are "zero coupon" bonds. See "RISK FACTORS" in Part B of this Prospectus for a discussion of the characteristics of such obligations and of the risks associated therewith.
    All of the Bonds in the Trust are covered by policies of insurance obtained from the MBIA Insurance Corporation guaranteeing payment of principal and interest when due. As a result of such insurance, the Bonds in the Trust have received a rating of "Aaa" by Moody's and both the Bonds in the Trust and the Units of the Trust have received a rating of "AAA" by Standard & Poor's.
    The Trust is considered to be concentrated in Bonds of Municipal Lease Revenue Issuers whose revenues are subject to certain risks including the lack of annual budget appropriations of the leasing governmental entity. The Trust is also deemed to be concentrated in Bonds of College and University Revenue Issuers whose revenues are subject to certain risks including declines in "college age" individuals and the possible inability to raise tuition and fees. For a discussion of the risks associated with investments in the bonds of various issuers, see "RISK FACTORS" in Part B of this Prospectus.
                             ESSENTIAL INFORMATION
                REGARDING THE NUVEEN NEW YORK INSURED TRUST 241
      ON THE BUSINESS DAY PRIOR TO THE DATE OF DEPOSIT, SEPTEMBER 19, 1995
          Sponsor and Evaluator........ John Nuveen & Co. Incorporated
          Trustee...................... The Chase Manhattan Bank, N.A.
                ------------------------------------------------

The income, expense and distribution data  set forth below have been  calculated
for   Unitholders  receiving  monthly,  quarterly  or  semi-annual  distribution options.

Principal Amount of Bonds in Trust..................  $     3,500,000
Number of Units.....................................           35,000
Fractional Undivided Interest in Trust Per Unit.....         1/35,000
Public Offering Price--Less than 500 Units
    Aggregate Offering Price of Bonds in Trust......  $     3,350,600
    Divided by Number of Units......................  $         95.73
    Plus Sales Charge 4.9% (5.152% of the Aggregate
     Offering Price of the Bonds per Unit)..........  $          4.93
    Public Offering Price Per Unit(1)...............  $        100.66
Redemption Price Per Unit (exclusive of accrued
  interest).........................................  $         95.28
Sponsor's Initial Repurchase Price Per Unit
  (exclusive of accrued interest)...................  $         95.73
Excess of Public Offering Price Per Unit over
  Redemption Price Per Unit.........................  $          5.38
Excess of Public Offering Price Per Unit over
  Sponsor's Repurchase Price Per Unit...............  $          4.93
Average Maturity of Bonds in the Trust(2)...........       23.1 years

----------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.

                                     1 of 7

                                                  MONTHLY        QUARTERLY      SEMI-ANNUAL
                                                -----------     -----------     -----------
  Calculation of Estimated Net Annual
    Interest Income Per Unit
      Annual Interest Income(3)............        $ 5.5393        $ 5.5393       $ 5.5393
      Less Estimated Annual Expense........         $ .2476         $ .2156        $ .1966
                                                -----------     -----------     -----------
      Estimated Net Annual Interest
        Income(4)..........................        $ 5.2917        $ 5.3237       $ 5.3427
  Daily Rate of Accrual Per Unit...........        $ .01469        $ .01478       $ .01484
  ESTIMATED CURRENT RETURN(5)..............            5.26%           5.29%          5.31 %
  ESTIMATED LONG TERM RETURN(5)............            5.28%           5.31%          5.33 %
  Trustee's Annual Fees(6).................        $ 1.6046        $ 1.2846       $ 1.0946
Date of Deposit.................................................................................September 20, 1995
Settlement Date.................................................................................September 25, 1995
Mandatory Termination Date....................................See "OTHER INFORMATION" in Part B of this Prospectus
Minimum Value of Each Trust...................................See "OTHER INFORMATION" in Part B of this Prospectus
Sponsor's Annual Evaluation Fee.........................................$0.17 per $1,000 principal amount of Bonds
Estimated Annual Organizational Expenses(7).......................................................$.02971 per Unit
----------

The evaluation time for purpose of sale, purchase or redemption of Units is 4 p.m. Eastern time. (See "HOW IS THE PUBLIC OFFERING
PRICE DETERMINED?" in Part B of this Prospectus.)
(1) Units are offered at the Public  Offering Price plus accrued interest from the  preceding Record Date to, but not  including, the  date of settlement (normally three business days after purchase). The Date of Deposit of the Fund has been designated as the First Record  Date for  all plans of  distribution of  the Trust and,  accordingly, for  Units purchased on  the Date  of
    Deposit,  $.07 of accrued interest to the  Settlement Date will be added to the  Public Offering Price. (See "WHAT IS ACCRUED
    INTEREST?" in Part B of this Prospectus.)
(2) The Average Maturity of Bonds in the Trust is calculated based upon the stated maturities of the Bonds in the Trust (or, with respect to Bonds for which funds or securities have been placed  in escrow to redeem such Bonds on a stated call date,  based upon  such call date). The Average Maturity of Bonds in the Trust  may increase or decrease from time to time as Bonds mature or are called or sold.
(3) Assumes delivery of all Bonds. (See "COMPOSITION OF TRUSTS" appearing in Part B of this Prospectus.) Interest income does not include accretion of original issue discount  on "zero coupon" Bonds, Stripped  Obligations or other original issue  discount
    Bonds. (See "RISK FACTORS" in Part B of this Prospectus.)
(4)  The amount and timing of interest distributions from the Trust  under the various plans of distribution are set forth below.
    It is anticipated that the amount of  interest to be distributed per Unit in  each year under each plan of distribution  will initially  be substantially equal to the Estimated Net Annual Interest  Income per Unit for that plan. The amount of interest to be distributed annually per Unit, will generally change as Bonds are redeemed, mature or are sold or as fees and  expenses increase or decrease.
(5)  Estimated Long Term  Return for the Trust  represents the average of  the yields to  maturity (or call) of  the Bonds in the
    Trust's portfolio  calculated in  accordance with  accepted bond  practices and  adjusted to  reflect a  compounding  factor, expenses  and sales charges. Estimated Current Return is computed by  dividing the Net Annual Interest Income per Unit by the
    Public Offering  Price, and  in contrast  to Estimated  Long Term  Return does  not reflect  the amortization  of premium  or accretion  of discount, if any. For more information see "WHAT  ARE ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN?"
    in Part B of this Prospectus.
(6) Each Trustee annual fee is  per $1,000 principal amount of  the underlying Bonds in the Trust  for that portion of the  Trust that represents a particular plan of distribution.
(7)  The Trust (and therefore Unitholders) will  bear all or a portion of  its organizational costs (including costs of preparing the registration statements,  the trust  indenture and other  closing documents,  registering Units with  the Securities  and
    Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the
    Trustee  but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational expenses will be amortized over  a five year period. See "WHAT ARE NORMAL TRUST  OPERATING
    EXPENSES?"  in Part B of this  Prospectus and "Statement of Condition." Historically,  the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

                                     2 of 7

                             INTEREST DISTRIBUTION

    Details of interest distributions per Unit of the Trust under the various plans appear in the following table based upon estimated Net Annual Interest Income at the Date of Deposit:

                                                                                                          NORMAL
                                                                                                      DISTRIBUTIONS
                                          1995                             1996                          PER YEAR
----------------------------------------------------------------------------------------------------  --------------
Record Date*..........................       11/1            2/1            5/1            8/1
Distribution Date.....................      11/15           2/15           5/15           8/15
--------------------------------------------------------------------------------------------------------------------
Monthly Distribution Plan.............  $   .6022(1)                                                  $  5.2917
                                                          --------  $.4407 every month  --------
Quarterly Distribution Plan...........  $   .6022(1)   $  1.3302(2)   $  1.3302      $  1.3302        $  5.3237
Semi-Annual Distribution Plan.........  $   .6022(1)                  $  2.6712(3)                    $  5.3427
--------------------------------------------------------------------------------------------------------------------

 * Record Dates for semi-annual distributions are May 1 and November 1; for quarterly distributions, they are February 1, May  1,
   August 1 and November 1. Record Dates for monthly distributions are the first day of each month. Distribution Dates under each distribution  plan are the fifteenth day of the month in which the respective Record Date occurred. For additional information see "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?" in Part B of this Prospectus.
(1) The first distribution will be paid to all  Unitholders, regardless of the distribution plan selected. Such distribution  may be more or less than a regular monthly distribution.
(2) Regular 3-month distribution.
(3) Regular 6-month distribution.

                             NEW YORK RISK FACTORS

    The financial condition of the State of New York is affected by various national, economic, social and environmental policies and conditions. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the Bonds to satisfy their obligations. Historically, the State has been one of the wealthiest states in the nation; however, for decades the State economy has grown more slowly than that of the nation as a whole, gradually eroding the State's relative economic affluence.

    The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the Bonds, are affected by numerous factors. The economy of the State continues to be influenced by the financial health of the City of New York, which faces greater competition as other major cities develop financial and business capabilities. The State has for many years had a very high state and local tax burden relative to other states. The burden of State and local taxation, in combination with the many other causes of regional economic dislocation, has contributed to the decisions of some businesses and individuals to relocate outside, or not locate within, the State.

    The State is party to numerous lawsuits in which an adverse final decision could materially affect the State's governmental operations and consequently its ability to pay debt service on its obligations. On January 21, 1994, the State entered into a settlement with Delaware with respect to STATE OF DELAWARE V. STATE OF NEW YORK. The State made an immediate $35 million payment and agreed to make a $33 million annual payment in each of the next five fiscal years. The State has not settled with other parties to the litigation and will continue to incur litigation expenses as to those claims.

    All outstanding general obligation bonds of the State are rated "A-" by Standard and Poor's and "A" by Moody's.

    Further information concerning New York risk factors may be obtained upon written or telephonic request to the Trustee as described in "OTHER INFORMATION -- Supplemental Information" appearing in Part B of this Prospectus.

                                   TAX STATUS

    For a discussion of the Federal tax status of income earned on Trust Units, see "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.

    In the opinion of Edwards & Angell, special counsel for the Trust for New York tax matters, under existing law:

        Interest on obligations issued by New York State, a political subdivision thereof, Puerto Rico, the Virgin Islands, Guam, the Northern Mariana Islands, or other possessions of the United States within the meaning of Section 103(c) of the Internal Revenue Code of 1986, as amended ("New York Obligations"), which would be exempt from New York State or New York City personal income tax if directly received by a Unitholder, will retain its status as tax-exempt interest when received by the Trust and distributed to such Unitholder.

                                     3 of 7

        Interest (less amortizable premium, if any) derived from the Trust by a resident of New York State (or New York City) in respect of obligations issued by states other than New York (or their political subdivisions) will be subject to New York State (or New York City) personal income tax.

        A Unitholder who is a resident of New York State (or New York City) will be subject to New York State (or New York City) personal income tax with respect to gains realized when New York Obligations held in the Trust are sold, redeemed or paid at maturity or when the Unitholder's Units are sold or redeemed; such gain will equal the proceeds of sale, redemption or payment less the tax basis of the New York Obligation or Unit (adjusted to reflect (a) the amortization of premium or discount, if any, on New York Obligations held by the Trust, (b) accrued original issue discount, with respect to each New York Obligation which, at the time the New York Obligation was issued, had original issue discount, and (c) the deposit of New York Obligations with accrued interest in the Trust after the Unitholder's settlement date).

        Interest or gain from the Trust derived by a Unitholder who is not a resident of New York State (or New York City) will not be subject to New York State (or New York City) personal income tax, unless the Units are property employed in a business, trade, profession or occupation carried on in New York State (or New York City).

        In the case of the Trust, amounts paid under the insurance policies representing maturing interest on defaulted New York Obligations held by the Trustee in the Trust will be excludable from New York State and New York City income if, and to the same extent as, such interest would have been excludable if paid by the respective issuer.

        For purposes of the New York State and New York City franchise tax on corporations, Unitholders which are subject to such tax will be required to include in their entire net income any interest or gains distributed to them even though distributed in respect of obligations of any state or subdivision thereof including New York.

        If borrowed funds are used to purchase Units in the Trust, all (or part) of the interest on such indebtedness will not be deductible for New York State and New York City tax purposes. The purchase of Units may be considered to have been made with borrowed funds even though such funds are not directly traceable to the purchase of Units in the Trust.

                                     4 of 7

                       NUVEEN NEW YORK INSURED TRUST 241
                   (NUVEEN TAX-EXEMPT UNIT TRUST SERIES 826)
       SCHEDULE OF INVESTMENTS AT THE DATE OF DEPOSIT, SEPTEMBER 20, 1995

                                                                                          Ratings(3)           Trustee's
                                                                      Optional       ---------------------   Determination
 Aggregate        Name of Issuer and Title of Issue Represented      Redemption       Standard                of Offering
  Principal        by Sponsor's Contracts to Purchase Bonds(1)      Provisions(2)     & Poor's    Moody's        Price
---------------------------------------------------------------------------------------------------------------------------
$   500,000      Dormitory Authority of the State of New York,       2004 at 102        AAA         Aaa     $       501,925
                   University of Rochester, Strong Memorial
                   Hospital Revenue Bonds, Series 1994, 5.90%
                   Due 7/1/17.
    500,000      Dormitory Authority of the State of New York,       2004 at 102        AAA         Aaa             515,640
                   State University Educational Facilities
                   Revenue Bonds, Series 1994B, 6.25% Due
                   5/15/14.
    500,000      New York Local Government Assistance                2005 at 102        AAA         Aaa             504,125
                   Corporation (New York), Series 1995A Bonds,
                   6.00% Due 4/1/24.
    500,000      New York State Urban Development Corporation,       2004 at 102        AAA         Aaa             479,325
                   Correctional Facilities Revenue Bonds, 1993A
                   Refunding Series, 5.50% Due 1/1/16.
    250,000      County of Broome, New York, Certificates of         2004 at 102        AAA         Aaa             229,905
                   Participation (Public Safety Facility),
                   Series 1994, 5.25% Due 4/1/22.
    500,000      The City of New York, New York, General             2005 at 101        AAA         Aaa             526,880
                   Obligation Bonds, Fiscal 1996 Series A,
                   Subseries A-1, 6.50% Due 8/1/15.
    250,000      Metropolitan Transportation Authority (New       No Optional Call      AAA         Aaa              87,800
                   York), Transit Facilities 1987 Service
                   Contract Bonds, Series 7, 0.00% Due 7/1/14.
                   (Original issue discount bonds delivered on
                   or about September 21, 1993 at a price of
                   30.177% of principal amount.)
    500,000      New York City, New York, Municipal Water            2005 at 101        AAA         Aaa             505,000
                   Finance Authority, Water and Sewer System
                   Revenue Bonds, Fiscal 1996 Series A, 6.00%
                   Due 6/15/25.
-----------                                                                                                 ---------------
$ 3,500,000                                                                                                 $     3,350,600
-----------                                                                                                 ---------------
-----------                                                                                                 ---------------

------------

    (1) The Sponsor's contracts to purchase Bonds were entered into on September 19, 1995. Other information regarding the Bonds in the Trust on the initial Date of Deposit is as follows:

                                                                        ANNUAL
                                                           PROFIT      INTEREST
                                              COST TO     (OR LOSS)    INCOME TO    BID PRICE
                   TRUST                      SPONSOR    TO SPONSOR      TRUST      OF BONDS
  ----------------------------------------  -----------  -----------  -----------  -----------
  NEW YORK INSURED TRUST 241..............  $ 3,332,120  $   18,480   $  193,875   $ 3,334,975

In addition, the difference between the Trustee's determination of Offering Price and Bid Price (as a percentage of principal amount) is .45%. Neither cost to Sponsor nor profit (or loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates. The Sponsor did not participate as either the sole underwriter or as a manager or member of a syndicate that acted as the original underwriter of any of the Bonds.

    (2) The Bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the Bonds, except for Bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. The Bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such Bonds. See "COMPOSITION OF TRUSTS", "WHAT IS THE TAX STATUS OF UNITHOLDERS?" and "RISK FACTORS" in Part B of this Prospectus.

    (3) All the Bonds in the Insured Trusts, as insured by the Insurer, are rated AAA by Standard & Poor's and Aaa by Moody's. The insurance obtained by the Trust guarantees the payment of interest and principal on the Bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, premiums payable on mandatory redemptions or interest rate risks. (See "WHY AND HOW ARE THE BONDS INSURED?" in Part B of this Prospectus and "Description of Ratings" in the Information Supplement.)

                                     5 of 7

                             Statement of Condition

                       NUVEEN NEW YORK INSURED TRUST 241

                   (Nuveen Tax-Exempt Unit Trust, Series 826)

                            AS OF SEPTEMBER 20, 1995

    TRUST PROPERTY
Sponsor's contracts to purchase Tax-Exempt Bonds,
  backed by an irrevocable letter of
  credit(1)(2)....................................  $    3,350,600
Accrued interest to September 20, 1995 on
  underlying Bonds(1).............................          52,187
Organizational costs(3)...........................           5,200
                                                    --------------
            Total.................................  $    3,407,987
                                                    --------------
                                                    --------------
   LIABILITIES AND INTEREST OF UNITHOLDERS
LIABILITIES:
    Accrued interest to September 20, 1995 on
     underlying Bonds(4)..........................  $       52,187
    Accrued organizational costs(3)...............           5,200
                                                    --------------
            Total.................................  $       57,387
                                                    --------------
                                                    --------------
INTEREST OF UNITHOLDERS:
    Units of fractional undivided interest
     outstanding (35,000)
      Cost to investors(5)........................  $    3,523,223
        Less: Gross underwriting commission(6)....        (172,623)
                                                    --------------
    Net amount applicable to investors............  $    3,350,600
                                                    --------------
            Total.................................  $    3,407,987
                                                    --------------
                                                    --------------
------------
(1) Represented by  contracts to purchase  Tax-Exempt Bonds  which include  "when issued" or "regular  way" or "delayed delivery"
    contracts for which an irrevocable letter of credit issued  by a major commercial bank has been deposited with the Trustee on the  Date of Deposit. The amount  of such letter of credit and any cash  deposited  exceeds  the  amount  necessary  for  the purchase  of the  Bonds plus accrued  interest to  the Date of
    Deposit. At the Date of Deposit, Bonds may have been delivered to the Sponsor  pursuant to  certain of  these contracts;  the
    Sponsor  has assigned to the Trustee  all of its rights, title and interest in and to such Bonds.
(2) Aggregate value (at offering prices) as of the Date of Deposit of the Bonds  listed under "Schedule  of Investments"  herein, and  their  aggregate cost  to the  Trust  are the  same. Such offering  prices  were  determined  by  Kenny  S&P  Evaluation
    Services,  a division of J.J. Kenny Co., Inc., as of the close of business on the business day prior to the Date of  Deposit.
    (See "HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE DATE OF
    DEPOSIT?"  in Part  B of this  Prospectus.) Insurance coverage providing for the timely payment,  when due, of all  principal of  and interest  on the  Bonds in  an Insured  Trust has been obtained by the Sponsor or by the issuers of such Bonds.  Such insurance  does not guarantee the market value of the Bonds or the value of the Units. Both  the bid and the offering  prices of  the underlying  Bonds and of  the Units  may include value attributable to such policies of insurance.
(3) The  Trust (and  therefore  Unitholders) will  bear all  or  a portion  of its  estimated organizational costs  which will be deferred and  amortized  over  five years  from  the  Date  of
    Deposit.
(4)  Representing, as set forth in  "WHAT IS ACCRUED INTEREST?" in
    Part B of this  Prospectus, advancement by  the Trustee of  an amount  equal to the  accrued Bond interest as  of the Date of
    Deposit.
(5)  Aggregate  Public  Offering   Price  (exclusive  of   accrued
    interest)  computed  as set  forth  under "HOW  IS  THE PUBLIC
    OFFERING PRICE DETERMINED?" in Part B of this Prospectus.
(6) The  gross  underwriting commission  of  4.90% of  the  Public
    Offering  Price has been calculated on the assumption that the
    Units sold are not subject to a reduction of sales charge  for quantity purchases. In single transactions involving 500 Units or  more, the sales charge is reduced. (See "HOW IS THE PUBLIC
    OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)

                                     6 of 7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS OF JOHN NUVEEN & CO. INCORPORATED AND UNITHOLDERS OF NEW YORK INSURED TRUST 241:

    We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of New York Insured Trust 241 (contained in Nuveen Tax-Exempt Unit Trust, Series 826), as of September 20, 1995. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of New York Insured Trust 241 as of September 20, 1995, in conformity with generally accepted accounting principles.

                                                             ARTHUR ANDERSEN LLP

Chicago, Illinois,
September 20, 1995.

                                     7 of 7

                               SEPTEMBER 20, 1995
                             SUBJECT TO COMPLETION
                                           A
NUVEEN                   NUVEEN OHIO INSURED TRUST 128
                   (NUVEEN TAX EXEMPT UNIT TRUSTS SERIES 826)

                                                CUSIP NUMBERS:
                                                   Monthly:           67101Y 797
                                                   Quarterly:         67101Y 805
                                                   Semi-Annually:     67101Y 813

           PROSPECTUS--PART A (SPECIFIC TERMS) -- SEPTEMBER 20, 1995
              THIS PART A OF THE PROSPECTUS MAY NOT BE DISTRIBUTED
              UNLESS ACCOMPANIED BY THE PART B OF THE PROSPECTUS.
     BOTH PARTS OF THE PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.

    Ohio Insured Trust, Series 128 (the "Trust") consists of a portfolio of interest-bearing obligations issued by or on behalf of the State of Ohio, certain United States Territories or authorities and political subdivisions thereof which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from Federal income tax and Ohio state and local income tax, to the extent indicated below.
    The objectives of the Trust are income exempt from Federal and state income taxes, and conservation of capital. The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.
    The Portfolio of the Trust consists of 8 obligations issued by entities located in Ohio. The Bonds in the Trust are either general obligations of the governmental entity issuing them and are backed by the taxing power thereof or are payable as to principal and interest from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. The sources of payment for the Bonds are divided as follows:

     NUMBER OF                                              PORTFOLIO
      ISSUES                PURPOSE OF ISSUE                PERCENTAGE
  ---------------  ----------------------------------------------------
         3         Water and/or Sewer Revenue                     34   %
         2         Electrical System Revenue                      29
         1         Health Care Facility Revenue                   14
         1         Miscellaneous Revenue                          14
         1         General Obligation                              9

    Approximately 20.0% of the aggregate principal amount of the Bonds in the Trust (accounting for approximately 18.4% of the aggregate offering price of the Bonds) are original issue discount bonds. See "RISK FACTORS" in Part B of this Prospectus for a discussion of the characteristics of such obligations and of the risks associated therewith.
    All of the Bonds in the Trust are covered by policies of insurance obtained from the MBIA Insurance Corporation guaranteeing payment of principal and interest when due. As a result of such insurance, the Bonds in the Trust have received a rating of "Aaa" by Moody's and both the Bonds in the Trust and the Units of the Trust have received a rating of "AAA" by Standard & Poor's.
    The Trust is considered to be concentrated in Bonds of Water and/or Sewer Revenue Issuers whose revenues are subject to certain risks including problems obtaining timely and adequate rate increases and population decline resulting in decreased user fees. The Trust is also considered to be concentrated in Bonds of Electrical System Revenue Issuers whose revenues are subject to certain risks including increased competition, reduction in future demand and environmental considerations.
    For a discussion of the risks associated with investments in the bonds of various issuers, see "RISK FACTORS" in Part B of this Prospectus.
                             ESSENTIAL INFORMATION
                  REGARDING THE NUVEEN OHIO INSURED TRUST 128
      ON THE BUSINESS DAY PRIOR TO THE DATE OF DEPOSIT, SEPTEMBER 19, 1995
          Sponsor and Evaluator........ John Nuveen & Co. Incorporated
          Trustee...................... The Chase Manhattan Bank, N.A.
                ------------------------------------------------

The income, expense and distribution data  set forth below have been  calculated
for   Unitholders  receiving  monthly,  quarterly  or  semi-annual  distribution options.

Principal Amount of Bonds in Trust..................  $     3,500,000
Number of Units.....................................           35,000
Fractional Undivided Interest in Trust Per Unit.....         1/35,000
Public Offering Price--Less than 500 Units
    Aggregate Offering Price of Bonds in Trust......  $     3,357,986
    Divided by Number of Units......................  $         95.94
    Plus Sales Charge 4.9% (5.152% of the Aggregate
     Offering Price of the Bonds per Unit)..........  $          4.94
    Public Offering Price Per Unit(1)...............  $        100.88
Redemption Price Per Unit (exclusive of accrued
  interest).........................................  $         95.45
Sponsor's Initial Repurchase Price Per Unit
  (exclusive of accrued interest)...................  $         95.94
Excess of Public Offering Price Per Unit over
  Redemption Price Per Unit.........................  $          5.43
Excess of Public Offering Price Per Unit over
  Sponsor's Repurchase Price Per Unit...............  $          4.94
Average Maturity of Bonds in the Trust(2)...........       25.7 years

----------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.

                                     1 of 7

                                                  MONTHLY        QUARTERLY      SEMI-ANNUAL
                                                -----------     -----------     -----------
  Calculation of Estimated Net Annual
    Interest Income Per Unit
      Annual Interest Income(3)............        $ 5.4643        $ 5.4643       $ 5.4643
      Less Estimated Annual Expense........         $ .2380         $ .2060        $ .1870
                                                -----------     -----------     -----------
      Estimated Net Annual Interest
        Income(4)..........................        $ 5.2263        $ 5.2583       $ 5.2773
  Daily Rate of Accrual Per Unit...........        $ .01451        $ .01460       $ .01465
  ESTIMATED CURRENT RETURN(5)..............            5.18%           5.21%          5.23 %
  ESTIMATED LONG TERM RETURN(5)............            5.21%           5.25%          5.26 %
  Trustee's Annual Fees(6).................        $ 1.5137        $ 1.1937       $ 1.0037
Date of Deposit.................................................................................September 20, 1995
Settlement Date.................................................................................September 25, 1995
Mandatory Termination Date....................................See "OTHER INFORMATION" in Part B of this Prospectus
Minimum Value of Each Trust...................................See "OTHER INFORMATION" in Part B of this Prospectus
Sponsor's Annual Evaluation Fee.........................................$0.17 per $1,000 principal amount of Bonds
Estimated Annual Organizational Expenses(7).......................................................$.02914 per Unit
----------

The evaluation time for purpose of sale, purchase or redemption of Units is 4 p.m. Eastern time. (See "HOW IS THE PUBLIC OFFERING
PRICE DETERMINED?" in Part B of this Prospectus.)
(1) Units are offered at the Public  Offering Price plus accrued interest from the  preceding Record Date to, but not  including, the  date of settlement (normally three business days after purchase). The Date of Deposit of the Fund has been designated as the First Record  Date for  all plans of  distribution of  the Trust and,  accordingly, for  Units purchased on  the Date  of
    Deposit,  $.07 of accrued interest to the  Settlement Date will be added to the  Public Offering Price. (See "WHAT IS ACCRUED
    INTEREST?" in Part B of this Prospectus.)
(2) The Average Maturity of Bonds in the Trust is calculated based upon the stated maturities of the Bonds in the Trust (or, with respect to Bonds for which funds or securities have been placed  in escrow to redeem such Bonds on a stated call date,  based upon  such call date). The Average Maturity of Bonds in the Trust  may increase or decrease from time to time as Bonds mature or are called or sold.
(3) Assumes delivery of all Bonds. (See "COMPOSITION OF TRUSTS" appearing in Part B of this Prospectus.) Interest income does not include accretion of original issue discount  on "zero coupon" Bonds, Stripped  Obligations or other original issue  discount
    Bonds. (See "RISK FACTORS" in Part B of this Prospectus.)
(4)  The amount and timing of interest distributions from the Trust  under the various plans of distribution are set forth below.
    It is anticipated that the amount of  interest to be distributed per Unit in  each year under each plan of distribution  will initially  be substantially equal to the Estimated Net Annual Interest  Income per Unit for that plan. The amount of interest to be distributed annually per Unit, will generally change as Bonds are redeemed, mature or are sold or as fees and  expenses increase or decrease.
(5)  Estimated Long Term  Return for the Trust  represents the average of  the yields to  maturity (or call) of  the Bonds in the
    Trust's portfolio  calculated in  accordance with  accepted bond  practices and  adjusted to  reflect a  compounding  factor, expenses  and sales charges. Estimated Current Return is computed by  dividing the Net Annual Interest Income per Unit by the
    Public Offering  Price, and  in contrast  to Estimated  Long Term  Return does  not reflect  the amortization  of premium  or accretion  of discount, if any. For more information see "WHAT  ARE ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN?"
    in Part B of this Prospectus.
(6) Each Trustee annual fee is  per $1,000 principal amount of  the underlying Bonds in the Trust  for that portion of the  Trust that represents a particular plan of distribution.
(7)  The Trust (and therefore Unitholders) will  bear all or a portion of  its organizational costs (including costs of preparing the registration statements,  the trust  indenture and other  closing documents,  registering Units with  the Securities  and
    Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the
    Trustee  but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational expenses will be amortized over  a five year period. See "WHAT ARE NORMAL TRUST  OPERATING
    EXPENSES?"  in Part B of this  Prospectus and "Statement of Condition." Historically,  the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

                                     2 of 7

                             INTEREST DISTRIBUTION

    Details of interest distributions per Unit of the Trust under the various plans appear in the following table based upon estimated Net Annual Interest Income at the Date of Deposit:

                                                                                                          NORMAL
                                                                                                      DISTRIBUTIONS
                                          1995                             1996                          PER YEAR
----------------------------------------------------------------------------------------------------  --------------
Record Date*..........................       11/1            2/1            5/1            8/1
Distribution Date.....................      11/15           2/15           5/15           8/15
--------------------------------------------------------------------------------------------------------------------
Monthly Distribution Plan.............  $   .5949(1)                                                  $  5.2263
                                                          --------  $.4353 every month  --------
Quarterly Distribution Plan...........  $   .5949(1)   $  1.3140(2)   $  1.3140      $  1.3140        $  5.2583
Semi-Annual Distribution Plan.........  $   .5949(1)                  $  2.6370(3)                    $  5.2773
--------------------------------------------------------------------------------------------------------------------

 * Record Dates for semi-annual distributions are May 1 and November 1; for quarterly distributions, they are February 1, May  1,
   August 1 and November 1. Record Dates for monthly distributions are the first day of each month. Distribution Dates under each distribution  plan are the fifteenth day of the month in which the respective Record Date occurred. For additional information see "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?" in Part B of this Prospectus.
(1) The first distribution will be paid to all  Unitholders, regardless of the distribution plan selected. Such distribution  may be more or less than a regular monthly distribution.
(2) Regular 3-month distribution.
(3) Regular 6-month distribution.

                               OHIO RISK FACTORS

    The financial condition of the State of Ohio is affected by various national, economic, social and environmental policies and conditions. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the Bonds to satisfy their obligations. The State operates on the basis of a fiscal biennium for its appropriations and expenditures, and is precluded by law from ending its fiscal year or fiscal biennium in a deficit position.

    The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the Bonds, are affected by numerous factors. While diversifying more into the service and other non-manufacturing areas, the Ohio economy continues to rely in part on durable goods manufacturing, largely concentrated in motor vehicles and equipment, steel, rubber products and household appliances. As a result, general economic activity, as in many other industrially-developed states, tends to be more cyclical than in some other states and in the nation as a whole. Agriculture is an important segment of the economy, with over half the State's area devoted to farming and approximately 15% of total employment in agribusiness.

    The State is a party to numerous lawsuits in which an adverse final decision could materially affect the State governmental operations and consequently its ability to pay debt service on its obligations.

    Further information concerning State risk factors may be obtained upon written or telephonic request to the Trustee as described in "OTHER INFORMATION -- Supplemental Information" appearing in Part B of this Prospectus.

                                   TAX STATUS

    For a discussion of the Federal tax status of income earned on Trust Units, see "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.

    The Trust is comprised primarily of interest-bearing obligations issued by or on behalf of the State of Ohio, political subdivisions thereof, or agencies or instrumentalities thereof (the "Ohio Obligations"), or by the governments of Puerto Rico, the Virgin Islands, the Northern Mariana Islands or Guam (collectively, "Obligations").

    In the opinion of Squire, Sanders & Dempsey, special Ohio counsel to the Trust, provided that at all times at least fifty percent of the value of the total assets of the Trust consist of Ohio Obligations, or similar obligations of other states or their subdivisions, under existing Ohio law:

        The Trust is not taxable as a corporation or otherwise for purposes of the Ohio personal income tax, Ohio school district income taxes, the Ohio corporation franchise tax, or the Ohio dealers in intangibles tax.

        Income of the Trust will be treated as the income of the Unitholders for purposes of the Ohio personal income tax and municipal and school district income taxes in Ohio and the Ohio corporation franchise tax in proportion to the respective interest therein of each Unitholder.

                                     3 of 7

        Interest on Obligations held by the Trust is exempt from the Ohio personal income tax, and municipal and school district income taxes in Ohio, and is excluded from the net income base of the Ohio corporation franchise tax when distributed or deemed distributed to Unitholders.

        Proceeds paid under insurance policies, if any, to the Trustee of the Trust representing maturing interest on defaulted obligations held by the Trust that is excluded from gross income for federal income tax purposes will be exempt from the Ohio personal income tax and municipal and school district income taxes in Ohio and the net income base of the Ohio corporation franchise tax.

        Gains and losses realized on the sale, exchange or other disposition by the Trust of Ohio Obligations are excluded in determining adjusted gross and taxable income for purposes of the Ohio personal income tax, and municipal and school district income taxes in Ohio, and are excluded from the net income base of the Ohio corporation franchise tax when distributed or deemed distributed to Unitholders.

                                     4 of 7

                         NUVEEN OHIO INSURED TRUST 128
                   (NUVEEN TAX-EXEMPT UNIT TRUST SERIES 826)
       SCHEDULE OF INVESTMENTS AT THE DATE OF DEPOSIT, SEPTEMBER 20, 1995

                                                                                          Ratings(3)           Trustee's
                                                                      Optional       ---------------------   Determination
 Aggregate        Name of Issuer and Title of Issue Represented      Redemption       Standard                of Offering
  Principal        by Sponsor's Contracts to Purchase Bonds(1)      Provisions(2)     & Poor's    Moody's        Price
---------------------------------------------------------------------------------------------------------------------------
$   500,000      State of Ohio, Ohio Air Quality Development         2005 at 102        AAA         Aaa     $       508,465
                   Authority, Air Quality Development Revenue
                   Refunding Bonds, 1995 Series (The Dayton
                   Power and Light Company Project), 6.10% Due
                   9/1/30.
    500,000      Ohio Water Development Authority, State of          2004 at 102        AAA         Aaa             480,000
                   Ohio, Collateralized Water Development
                   Revenue Refunding Bonds, 1994 Series A (The
                   Cincinnati Gas & Electric Company Project),
                   5.45% Due 1/1/24.
    300,000      Anthony Wayne Local School District, Lucas,         2005 at 101        AAA         Aaa             297,870
                   Wood and Fulton Counties, Ohio, School
                   Facilities Construction and Improvement
                   Bonds, 5.75% Due 12/1/24. (General Obligation
                   Bonds.)
    500,000      City of Hamilton], Ohio, Gas System Revenue         2003 at 100        AAA         Aaa             430,730
                   Bonds, 1993 Series A, 4.75% Due 10/15/23.
                   (Original issue discount bonds delivered on
                   or about November 2, 1993 at a price of
                   93.49% of principal amount.)
    200,000      Hamilton County, Ohio, Sewer System Improvement     2003 at 100        AAA         Aaa             185,976
                   and Refunding Revenue Bonds, 1993 Series A
                   (The Metropolitan Sewer District of Greater
                   Cincinnati), 5.00% Due 12/1/14. (Original
                   issue discount bonds delivered on or about
                   May 4, 1993 at a price of 92.50% of principal
                   amount.)
    500,000      County of Lucas, Ohio, Hospital Refunding           2003 at 102        AAA         Aaa             480,035
                   Revenue Bonds, Series 1993 (St. Vincent
                   Medical Center), 5.45% Due 8/15/14.
    500,000     * Northeast Ohio Regional Sewer District,            2005 at 101        AAA         Aaa             490,845
                   Wastewater Improvement Revenue Refunding
                   Bonds, Series 1995, 5.60% Due 11/15/16. (When
                   issued.)
    500,000      Rural Lorain County Water Authority, Ohio,          2003 at 101        AAA         Aaa             484,065
                   Water Resource Improvement and Refunding
                   Revenue Bonds, Series 1993, 5.45% Due
                   10/1/18.
-----------                                                                                                 ---------------
$ 3,500,000                                                                                                 $     3,357,986
-----------                                                                                                 ---------------
-----------                                                                                                 ---------------

* These Bonds, or a portion thereof, have delivery dates beyond the normal settlement date. Their expected delivery date is September 26, 1995. Contracts relating to Bonds with delivery dates after the date of settlement for purchase made on the Date of Deposit constitute approximately 14% of the aggregate principal amount of the Trust. (See "COMPOSITION OF TRUSTS" in Part B of this Prospectus.)

------------

    (1) The Sponsor's contracts to purchase Bonds were entered into during the period from September 18, 1995 to September 19, 1995. Other information regarding the Bonds in the Trust on the initial Date of Deposit is as follows:

                                                                        ANNUAL
                                                           PROFIT      INTEREST
                                              COST TO     (OR LOSS)    INCOME TO    BID PRICE
                   TRUST                      SPONSOR    TO SPONSOR      TRUST      OF BONDS
  ----------------------------------------  -----------  -----------  -----------  -----------
  OHIO INSURED TRUST 128..................  $ 3,348,921  $    9,065   $  191,250   $ 3,340,736

In addition, the difference between the Trustee's determination of Offering Price and Bid Price (as a percentage of principal amount) is .49%. Neither cost to Sponsor nor profit (or loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates. The Sponsor did not participate as either the sole underwriter or as a manager or member of a syndicate that acted as the original underwriter of any of the Bonds.

    (2) The Bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the Bonds, except for Bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. The Bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such Bonds. See "COMPOSITION OF TRUSTS", "WHAT IS THE TAX STATUS OF UNITHOLDERS?" and "RISK FACTORS" in Part B of this Prospectus.

    (3) All the Bonds in the Insured Trusts, as insured by the Insurer, are rated AAA by Standard & Poor's and Aaa by Moody's. The insurance obtained by the Trust guarantees the payment of interest and principal on the Bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, premiums payable on mandatory redemptions or interest rate risks. (See "WHY AND HOW ARE THE BONDS INSURED?" in Part B of this Prospectus and "Description of Ratings" in the Information Supplement.)

                                     5 of 7

                             Statement of Condition

                         NUVEEN OHIO INSURED TRUST 128

                   (Nuveen Tax-Exempt Unit Trust, Series 826)

                            AS OF SEPTEMBER 20, 1995

    TRUST PROPERTY
Sponsor's contracts to purchase Tax-Exempt Bonds,
  backed by an irrevocable letter of
  credit(1)(2)....................................  $    3,357,986
Accrued interest to September 20, 1995 on
  underlying Bonds(1).............................          38,673
Organizational costs(3)...........................           5,100
                                                    --------------
            Total.................................  $    3,401,759
                                                    --------------
                                                    --------------
   LIABILITIES AND INTEREST OF UNITHOLDERS
LIABILITIES:
    Accrued interest to September 20, 1995 on
     underlying Bonds(4)..........................  $       38,673
    Accrued organizational costs(3)...............           5,100
                                                    --------------
            Total.................................  $       43,773
                                                    --------------
                                                    --------------
INTEREST OF UNITHOLDERS:
    Units of fractional undivided interest
     outstanding (35,000)
      Cost to investors(5)........................  $    3,530,989
        Less: Gross underwriting commission(6)....        (173,003)
                                                    --------------
    Net amount applicable to investors............  $    3,357,986
                                                    --------------
            Total.................................  $    3,401,759
                                                    --------------
                                                    --------------
------------
(1) Represented by  contracts to purchase  Tax-Exempt Bonds  which include  "when issued" or "regular  way" or "delayed delivery"
    contracts for which an irrevocable letter of credit issued  by a major commercial bank has been deposited with the Trustee on the  Date of Deposit. The amount  of such letter of credit and any cash  deposited  exceeds  the  amount  necessary  for  the purchase  of the  Bonds plus accrued  interest to  the Date of
    Deposit. At the Date of Deposit, Bonds may have been delivered to the Sponsor  pursuant to  certain of  these contracts;  the
    Sponsor  has assigned to the Trustee  all of its rights, title and interest in and to such Bonds.
(2) Aggregate value (at offering prices) as of the Date of Deposit of the Bonds  listed under "Schedule  of Investments"  herein, and  their  aggregate cost  to the  Trust  are the  same. Such offering  prices  were  determined  by  Kenny  S&P  Evaluation
    Services,  a division of J.J. Kenny Co., Inc., as of the close of business on the business day prior to the Date of  Deposit.
    (See "HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE DATE OF
    DEPOSIT?"  in Part  B of this  Prospectus.) Insurance coverage providing for the timely payment,  when due, of all  principal of  and interest  on the  Bonds in  an Insured  Trust has been obtained by the Sponsor or by the issuers of such Bonds.  Such insurance  does not guarantee the market value of the Bonds or the value of the Units. Both  the bid and the offering  prices of  the underlying  Bonds and of  the Units  may include value attributable to such policies of insurance.
(3) The  Trust (and  therefore  Unitholders) will  bear all  or  a portion  of its  estimated organizational costs  which will be deferred and  amortized  over  five years  from  the  Date  of
    Deposit.
(4)  Representing, as set forth in  "WHAT IS ACCRUED INTEREST?" in
    Part B of this  Prospectus, advancement by  the Trustee of  an amount  equal to the  accrued Bond interest as  of the Date of
    Deposit.
(5)  Aggregate  Public  Offering   Price  (exclusive  of   accrued
    interest)  computed  as set  forth  under "HOW  IS  THE PUBLIC
    OFFERING PRICE DETERMINED?" in Part B of this Prospectus.
(6) The  gross  underwriting commission  of  4.90% of  the  Public
    Offering  Price has been calculated on the assumption that the
    Units sold are not subject to a reduction of sales charge  for quantity purchases. In single transactions involving 500 Units or  more, the sales charge is reduced. (See "HOW IS THE PUBLIC
    OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)

                                     6 of 7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS OF JOHN NUVEEN & CO. INCORPORATED AND UNITHOLDERS OF OHIO INSURED TRUST 128:

    We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of Ohio Insured Trust 128 (contained in Nuveen Tax-Exempt Unit Trust, Series 826), as of September 20, 1995. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of Ohio Insured Trust 128 as of September 20, 1995, in conformity with generally accepted accounting principles.

                                                             ARTHUR ANDERSEN LLP

Chicago, Illinois,
September 20, 1995.

                                     7 of 7

                                           B

NUVEEN  Tax-Exempt Unit Trusts
             PROSPECTUS -- PART B
            (GENERAL TERMS)
              SEPTEMBER 1, 1995

THIS PART B OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY  PART
A. BOTH PARTS OF THIS PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE. FURTHER DETAIL REGARDING CERTAIN OF THE INFORMATION PROVIDED IN THE PROSPECTUS MAY BE OBTAINED WITHIN FIVE BUSINESS DAYS OF WRITTEN OR TELEPHONIC REQUEST TO THE TRUSTEE AT 770 BROADWAY, NEW YORK, NY 10003 OR (800) 257-8787.

INTEREST INCOME TO A TRUST AND TO UNITHOLDERS, IN THE OPINION OF COUNSEL, UNDER EXISTING LAW IS EXEMPT FROM FEDERAL INCOME TAX. CAPITAL GAINS, IF ANY, ARE SUBJECT TO TAX. IN ADDITION, INTEREST INCOME OF STATE TRUSTS IS, IN THE OPINION OF COUNSEL, EXEMPT, TO THE EXTENT INDICATED, FROM STATE AND LOCAL TAXES. INTEREST INCOME OF ANY TRUST OTHER THAN A STATE TRUST MAY BE SUBJECT TO STATE AND LOCAL TAXES.

CURRENTLY OFFERED AT PUBLIC OFFERING PRICE PLUS INTEREST ACCRUED TO THE DATE OF SETTLEMENT. MINIMUM PURCHASE-- EITHER $5,000 OR 50 UNITS, WHICHEVER IS LESS.

THIS NUVEEN TAX-EXEMPT UNIT TRUST SERIES consists of the underlying separate unit investment trust set forth in Part A to this Prospectus. Each Trust initially consists of delivery statements relating to contracts to purchase Bonds and, thereafter, will consist of a diversified portfolio of obligations issued by or on behalf of states and territories of the United States and authorities and political subdivisions thereof (see "Schedule of Investments" appearing in Part A of this Prospectus). Except in specific instances as noted in Part A of this Prospectus, the information contained in this Part B shall apply to each Trust in its entirety. All obligations in each Traditional Trust are rated in the category "A" or better by Standard & Poor's, a division of the McGraw Hill Companies ("Standard & Poor's") or Moody's Investors Service, Inc. ("Moody's") on the Date of Deposit. All obligations in each Insured Trust are covered by policies of insurance obtained from the MBIA Insurance Corporation guaranteeing payment of principal and interest when due. All such policies of insurance remain effective so long as the obligations are outstanding. As a result of such insurance, the Bonds in each portfolio of the Insured Trusts have received a rating of "Aaa" by Moody's and the Bonds in the Insured Trusts and the Units of each such Trust have received a rating of "AAA" by Standard & Poor's. INSURANCE RELATES ONLY TO THE BONDS IN THE INSURED TRUSTS AND NOT TO THE UNITS OFFERED HEREBY OR TO THEIR MARKET VALUE. (See "WHY AND HOW ARE THE BONDS INSURED?".)

THE OBJECTIVES of a Trust are tax-exempt income and conservation of capital through a diversified investment in tax-exempt Bonds. The payment of interest and the preservation of principal are, of course, dependent upon the continuing ability of the issuers of Bonds and of any insurer thereof to meet their obligations thereunder. There is no guarantee that a Trust's objectives will be achieved. (See "RISK FACTORS".)

DISTRIBUTIONS of interest received by a Trust will be made semi-annually unless the Unitholder elects to receive them monthly or quarterly. (See "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?".) Distribution of funds in the Principal Account, if any, will ordinarily be made semi-annually.

FOR ESTIMATED LONG TERM RETURNS AND ESTIMATED CURRENT RETURNS to Unitholders in each Trust on the business day prior to the Date of Deposit. (See Part A of this Prospectus and "WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN?".)

THE PUBLIC OFFERING PRICE per Unit of each Trust during the initial offering period is equal to a pro rata share of the OFFERING prices of the Bonds in such Trust's portfolio plus a sales charge of up to 4.90% of the Public Offering Price (equivalent to 5.152% of the net amount invested); the sales charge is somewhat lower on Trusts with lesser average maturities. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?".) The Secondary Market Public Offering Price per Unit for each Trust will be equal to a pro rata share of the sum of BID prices of the Bonds in such Trust plus the sales charges determined based on the number of years remaining to the maturity of each Bond. Accrued interest from the preceding Record Date to, but not including, the settlement date (normally three business days after purchase) is added to the Public Offering Price. The sales charge is reduced on a graduated scale for sales involving at least $50,000 or 500 Units and will be applied on whichever basis is more favorable to the purchaser. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?".)

A UNITHOLDER MAY REDEEM UNITS at the office of the Trustee at prices based upon the BID prices of the Bonds. The price received upon redemption may be more or less than the amount paid by Unitholders, depending upon the value of the Bonds on the date of tender for redemption. (See "HOW UNITS MAY BE REDEEMED WITHOUT CHARGE?".) The Sponsor, although not required to do so, intends to make a secondary market for the Units of the Trusts at prices based upon the BID prices of the Bonds in the respective Trusts. (See "MARKET FOR UNITS".) RETAIN BOTH PART A AND PART B OF THIS PROSPECTUS FOR FUTURE REFERENCE.

RISK FACTORS. An investment in a Trust should be made with an understanding of the risks associated therewith, including, among other factors, the inability of the issuer or an insurer to pay the principal of or interest on a bond when due, volatile interest rates, early call provisions, and changes to the tax status of the Bonds. See Part A of this Prospectus and "RISK FACTORS."

UNITS OF THE TRUST ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK AND ARE NOT FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY AND INVOLVE INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  NUVEEN  Tax-Exempt Unit Trusts

      INDEX                                                             PAGE
      WHAT IS THE NUVEEN TAX-EXEMPT UNIT TRUST?                            3
      WHAT ARE THE OBJECTIVES OF THE TRUSTS?                               3
      SUMMARY OF PORTFOLIOS                                                3
      RISK FACTORS                                                         4
      COMPOSITION OF TRUSTS                                                6
      WHY AND HOW ARE THE BONDS INSURED?                                   7
      HOW IS THE PUBLIC OFFERING PRICE DETERMINED?                         8
      MARKET FOR UNITS                                                    11
      WHAT IS ACCRUED INTEREST?                                           11
      WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED
      CURRENT RETURN?                                                     12
      HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE
      DATE
      OF DEPOSIT?                                                         12
      WHAT IS THE TAX STATUS OF UNITHOLDERS?                              13
      WHAT ARE NORMAL TRUST OPERATING EXPENSES?                           14
      WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?                         15
      ACCUMULATION PLAN                                                   16
      HOW DETAILED ARE REPORTS TO UNITHOLDERS?                            17
      UNIT VALUE AND EVALUATION                                           17
      HOW UNITS OF THE TRUSTS ARE DISTRIBUTED TO THE
      PUBLIC                                                              17
      OWNERSHIP AND TRANSFER OF UNITS                                     19
      HOW UNITS MAY BE REDEEMED WITHOUT CHARGE                            19
      HOW UNITS MAY BE PURCHASED BY THE SPONSOR                           20
      HOW BONDS MAY BE REMOVED FROM THE TRUSTS                            20
      INFORMATION ABOUT THE TRUSTEE                                       21
      INFORMATION ABOUT THE SPONSOR                                       22
      OTHER INFORMATION                                                   22

WHAT IS THE NUVEEN TAX-EXEMPT UNIT TRUST?

This Nuveen Tax-Exempt Unit Trust is one of a series of separate but similar investment companies created by the Sponsor, each of which is designated by a different Series number. The underlying unit investment trusts contained in this Series are combined under one Trust Indenture and Agreement. Specific information regarding this Trust is set forth in Part A of this Prospectus. The various Nuveen Tax-Exempt Unit Trusts are collectively referred to herein as the "Trusts"; the trusts in which few or none of the Bonds are insured are sometimes referred to as the "Traditional Trusts", the trusts in which all of the Bonds are insured as described herein are sometimes referred to as the "Insured Trusts", and the state trusts (both Traditional and Insured) are sometimes referred to as the "State Trusts." This Series was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement dated the Date of Deposit (the "Indenture") between John Nuveen & Co. Incorporated (the "Sponsor") and The Chase Manhattan Bank, N.A. (the "Trustee").

    The Sponsor has deposited with the Trustee delivery statements relating to contracts for the purchase of municipal debt obligations together with funds represented by an irrevocable letter of credit issued by a major commercial bank in the amount, including accrued interest, required for their purchase (or the obligations themselves) (the "Bonds"). See "Schedule of Investments" in Part A of this Prospectus, for a description of the Securities deposited in a Trust. See "SUMMARY OF PORTFOLIOS" and "RISK FACTORS" for a discussion of zero coupon bonds and stripped obligations included in the Trusts, if any. Some of the delivery statements may relate to contracts for the purchase of "when issued" or other Bonds with delivery dates after the date of settlement for a purchase made on the Date of Deposit. See the "Schedule of Investments" in Part A of this Prospectus and "COMPOSITION OF TRUSTS". For a discussion of the Sponsor's obligations in the event of a failure of any contract for the purchase of any of the Bonds and its limited right to substitute other bonds to replace any failed contract, see "COMPOSITION OF TRUSTS."

    Payment of interest on the Bonds in each Insured Trust, and of principal at maturity, is guaranteed under policies of insurance obtained by the Sponsor or by the issuers of the Bonds. (See "WHY AND HOW ARE THE BONDS INSURED?".) AS A GENERAL MATTER, NEITHER THE ISSUER NOR THE SPONSOR HAS OBTAINED INSURANCE WITH RESPECT TO THE BONDS IN ANY TRADITIONAL TRUST.

    The Trustee has delivered to the Sponsor registered Units which represent ownership of the entire Trust, and which are offered for sale by this Prospectus. Each Unit of a Trust represents a fractional undivided interest in the principal and net income of such Trust in the ratio set forth in "Essential Information" in Part A of this Prospectus. Units may only be sold in states in which they are registered. To the extent that any Units of any Trust are redeemed by the Trustee, the aggregate value of the Trust's assets will decrease by the amount paid to the redeeming Unitholder, but the fractional undivided interest of each unredeemed Unit in such Trust will increase proportionately. The Sponsor will initially, and from time to time thereafter, hold Units in connection with their offering.

WHAT ARE THE OBJECTIVES OF THE TRUSTS?

The objectives of the Trusts are income exempt from Federal income tax and, in the case of State Trusts, where applicable, state income and intangibles taxes, and conservation of capital, through an investment in obligations issued by or on behalf of states and territories of the United States and authorities and political subdivisions thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing governmental authorities, exempt from Federal income tax under existing law and certain state income tax and intangibles taxes, if any, for purchasers who qualify as residents of that State in which Bonds are issued. Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Insured Trust has been obtained by the Sponsor or by the issuers of such Bonds from MBIA Insurance Corporation, and as a result of such insurance the obligations in the Insured Trusts are rated "Aaa" by Moody's and "AAA" by Standard & Poor's. (See "WHY AND HOW ARE THE BONDS INSURED?".) All obligations in each Traditional Trust are rated in the category "A" or better (SP-1 or MIG 2 or better in the case of short term obligations included in a Short Term Traditional Trust) by Standard & Poor's or Moody's (including provisional or conditional ratings). In addition, certain Bonds in certain Traditional Trusts may be covered by insurance guaranteeing the timely payment, when due, of all principal and interest. There is, of course, no guarantee that the Trusts' objectives will be achieved. For a comparison of net after-tax return for various tax brackets see the "TAXABLE EQUIVALENT ESTIMATED CURRENT RETURN TABLES" included in the Appendices to the Information Supplement of this Prospectus.

SUMMARY OF PORTFOLIOS

In selecting Bonds for the respective Trusts, the following factors, among others, were considered: (i) the Standard & Poor's Corporation rating of the Bonds or the Moody's Investors Service, Inc. rating of the Bonds (see "WHAT ARE THE OBJECTIVES OF THE TRUSTS?" for a description of minimum rating standards),
(ii) the prices of the Bonds relative to other bonds of comparable quality and maturity, (iii) the diversification of Bonds as to purpose of issue and location of issuer, (iv) the maturity dates of the Bonds, and (v) in the case of the Insured Trusts only, the availability of MBIA Insurance Corporation insurance on such Bonds. (See "WHY AND HOW ARE THE BONDS INSURED?".)

RISK FACTORS

    An investment in Units of any Trust should be made with an understanding of the risks that such an investment may entail. Each Trust consists of fixed-rate municipal debt obligations. As such, the value of the debt obligations and therefore of the Units will decline with increases in interest rates. In general, the longer the period until the maturity of a Bond, the more sensitive its value will be to fluctuations in interest rates. The Sponsor cannot predict the extent or timing of such fluctuations and, accordingly, their effect upon the value of the debt obligations. Additional risk factors include the ability of the issuer, or, if applicable, an insurer, to make payments of interest and principal when due, "mandatory put" features, early call provisions and the potential for changes in the tax status of the Bonds. As set forth in Part A of this Prospectus, the Trusts may contain or be concentrated in one or more of the types of bonds discussed below. The following paragraphs briefly discuss certain circumstances which may adversely affect the ability of issuers of Bonds held in the portfolio of a Trust to make payment of principal and interest thereon, and which also therefore may adversely affect the ratings of such Bonds. With respect to Insured Trusts, however, because of the insurance obtained by the Sponsor or by the issuers of the Bonds, such changes should not adversely affect an Insured Trust's receipt of principal and interest, the Standard & Poor's AAA or Moody's Aaa ratings of the Bonds in the Insured Trust portfolio, or the Standard & Poor's AAA rating of the Units of each such Insured Trust. The Bonds described below may be subject to special or extraordinary redemption provisions. For economic risks specific to the individual Trusts, see Part A of this Prospectus and the Appendices to the Information Supplement of this Prospectus.

    HEALTH FACILITY OBLIGATIONS are obligations of issuers whose revenues are derived from services provided by hospitals or other health care facilities, including nursing homes. The ability of such issuers to make debt service payments on these obligations is dependent on various factors, including occupancy levels of the facility, demand for services, wages of employees, overhead expenses, competition from other similar providers, government regulation, the cost of malpractice insurance, and the degree of governmental financial assistance, including Medicare and Medicaid.

    HOUSING OBLIGATIONS are obligations of issuers whose revenues are primarily derived from mortgage loans on single family residences or housing projects for low to moderate income families. Housing obligations are generally prepayable at any time and therefore their average life will ordinarily be less than their stated maturities. The ability of such issuers to make debt service payments on these obligations is dependent on various factors, including occupancy levels, rental income, mortgage default rates, taxes, operating expenses, governmental regulations and the appropriation of subsidies.

    INDUSTRIAL REVENUE OBLIGATIONS are industrial revenue bonds ("IRBs"), including pollution control revenue bonds, which are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various industrial projects. Debt service payment on IRBs is dependent upon various factors, including the creditworthiness of the corporate operator of the project and, if applicable, corporate guarantor, revenues generated from the project, expenses associated with the project and regulatory and environmental restrictions.

    ELECTRIC UTILITY OBLIGATIONS are obligations of issuers whose revenues are primarily derived from the sale of electric energy. The ability of such issuers to make debt service payments on these obligations is dependent on various factors, including the rates for electricity, the demand for electricity, the degree of competition, governmental regulation, overhead expenses and variable costs, such as fuel.

    TRANSPORTATION FACILITY REVENUE OBLIGATIONS are obligations of issuers which are payable from and secured by revenues derived from the ownership and operation of airports, public transit systems and ports. The ability of issuers to make debt service payments on airport obligations is dependent on the capability of airlines to meet their obligations under use agreements. Due to increased competition, deregulation, increased fuel costs and other factors, many airlines may have difficulty meeting their obligations under these use agreements. Bonds that are secured primarily by the revenue collected by a public transit system typically are additionally secured by a pledge of sales tax receipts collected at the state or local level, or of other governmental financial assistance. The revenue of issuers of transit system obligations will be affected by variations in utilization, which in turn may be affected by the degree of local governmental subsidization, competition from other forms of transportation, and increased costs. Port authorities derive their revenues primarily from fees imposed on ships using the facilities which may fluctuate depending on the local economy and on competition from competing forms of transportation such as air, rail and trucks. The revenues of issuers which derive their payments from bridge, road or tunnel toll revenues could be adversely affected by increases in fuel costs, competition from toll-free vehicular bridges and roads and alternative modes of transportation.

    WATER AND/OR SEWERAGE OBLIGATIONS are obligations of issuers whose revenues are payable from user fees from the sale of water and/or sewerage services. The problems of such issuers include the ability to obtain rate increases, population declines, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulties obtaining new supplies of fresh water, the effect of conservation programs and in "no-growth" zoning ordinances.

    UNIVERSITY AND COLLEGE REVENUE OBLIGATIONS are obligations of issuers whose revenues are derived mainly from tuition, dormitory revenues, grants and endowments. General problems faced by such issuers include declines in the number of "college" age individuals, possible inability to raise tuitions and fees, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers.

    DEDICATED-TAX SUPPORTED OBLIGATIONS are obligations of issuers which are payable from and secured by tax revenues from a designated source, which revenues are pledged to secure the bonds. The various types of Bonds described below differ in structure and with respect to the rights of the bondholders to the underlying property. Each type of dedicated-tax supported Bond has distinct risks, only some of which are set forth below. One type of dedicated-tax supported Bond is secured by the incremental tax received on either real property or on sales within a specifically defined geographical area; such tax generally will not provide bondholders with a lien on the underlying property or revenues. Another type of dedicated-tax supported Bond is secured by a special tax levied on real property within a defined geographical area in such a manner that the tax is levied on those who benefit from the project; such bonds typically provide for a statutory lien on the underlying property for unpaid taxes. A third type of dedicated-tax supported Bond may be secured by a tax levied upon the manufacture, sale or consumption of commodities or upon the license to pursue certain occupations or upon corporate privileges within a taxing jurisdiction. As to any of these types of Bonds, the ability of the designated revenues to satisfy the interest and principal payments on such bonds may be affected by changes in the local economy, the financial success of the enterprise responsible for the payment of the taxes, the value of any property on which taxes may be assessed and the ability to collect such taxes in a timely fashion. Each of these factors will have a different affect on each distinct type of dedicated-tax supported bonds.

    MUNICIPAL LEASE OBLIGATIONS are obligations that are secured by lease payments of a governmental entity and are normally subject to annual budget appropriations of the leasing governmental entity. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby.

    ORIGINAL ISSUE DISCOUNT OBLIGATIONS AND STRIPPED OBLIGATIONS are bonds which were issued with nominal interest rates less than the rates then offered by comparable securities and as a consequence were originally sold at a discount from their face, or par, values. In a stable interest rate environment, the market value of an original issue discount bond would tend to increase more slowly in early years and in greater increments as the bond approached maturity.

    Certain of the original issue discount obligations in a Trust may be zero coupon bonds. Zero coupon bonds do not provide for the payment of any current interest; the buyer receives only the right to receive a final payment of the face amount of the bond at its maturity. Zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality that pay interest currently.

    Original issue discount obligations, including zero coupon bonds, may be subject to redemption at prices based on the issue price plus the amount of original issue discount accreted to redemption (the "accreted value") plus, if applicable, some premium. Pursuant to such call provisions, an original issue discount bond may be called prior to its maturity date at a price less than its face value. See the "Schedule of Investments" appearing in Part A of this Prospectus for more information about the call provisions of portfolio Bonds.

    Certain of the Bonds in a Trust may be stripped obligations, which represent evidences of ownership with respect to either the principal amount of or a payment of interest on a tax-exempt obligation ("Stripped Obligations"). Each Stripped Obligation has been purchased at a discount from the amount payable at maturity. A Stripped Obligation therefore has economic characteristics similar to zero coupon bonds, as described above.

    Unitholders should consult their own tax advisers with respect to the state and local tax consequences of owning original issue discount bonds or Stripped Obligations. Under applicable provisions governing determination of state and local taxes, interest on original issue discount obligations or Stripped Obligations may be deemed to be received in the year of accrual even though there is no corresponding cash payment.

    Certain bonds may carry a "mandatory put" (also referred to as a "mandatory tender" or "mandatory repurchase") feature pursuant to which the holder of such bonds will receive payment of the full principal amount thereof on a stated date prior to the maturity date unless such holder affirmatively acts to retain the bond. The Trustee does not have the authority to act to retain Bonds with such features; accordingly, it will receive payment of the full principal amount of any such Bonds on the stated put date and such date is therefore treated as the maturity date of such Bonds in selecting Bonds for the respective Trusts and for purposes of calculating the average maturity of the Bonds in any Trust.

COMPOSITION OF TRUSTS

Each Trust initially consists of delivery statements relating to contracts to purchase Bonds (or of such Bonds) as are listed under "Schedule of Investments" in Part A of this Prospectus and, thereafter, of such Bonds as may continue to be held from time to time (including certain securities deposited in the Trust in substitution for Bonds not delivered to a Trust or in exchange or substitution for Bonds upon certain refundings), together with accrued and undistributed interest thereon and undistributed cash realized from the disposition of Bonds.

    "WHEN-ISSUED" AND "DELAYED DELIVERY" TRANSACTIONS. The contracts to purchase Bonds delivered to the Trustee represent an obligation by issuers or dealers to deliver Bonds to the Sponsor for deposit in the Trusts. Certain of the contracts relate to Bonds which have not been issued as of the Date of Deposit and which are commonly referred to as "when issued" or "when, as and if issued" Bonds. Although the Sponsor believes it unlikely, if such Bonds, or replacement bonds described below, are not acquired by a Trust or if their delivery is delayed, the Estimated Current Returns and Estimated Long Term Returns shown in Part A of this Prospectus may be reduced. Certain of the contracts for the purchase of Bonds provide for delivery dates after the date of settlement for purchases made on the Date of Deposit. Interest on such "when issued" and "delayed delivery" Bonds accrues to the benefit of Unitholders commencing with the first settlement date for the Units. However, in the opinion of counsel, Unitholders who purchase their Units prior to the date such Bonds are actually delivered to the Trustee must reduce the tax basis of their Units for interest accruing on such Bonds during the interval between their purchase of Units and the delivery of the Bonds because such amounts constitute a return of principal. As a result of such adjustment, the Estimated Current Returns set forth in Part A of this Prospectus (which are based on the Public Offering Price as of the business day prior to the Date of Deposit) may be slightly lower than Unitholders will receive after the first year, assuming the Portfolio does not change and estimated annual expense does not vary from that set forth under "Essential Information" in Part A of this Prospectus. Those Bonds in each Trust purchased with delivery dates after the date of settlement for purchases made on the Date of Deposit are so noted in the "Schedule of Investments" in Part A of this Prospectus.

    LIMITED REPLACEMENT OF CERTAIN BONDS. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Bond. In the event of a failure to deliver any Bond that has been purchased for a Trust under a contract, including those Bonds purchased on a when, as and if issued basis ("Failed Bonds"), the Sponsor is authorized under the Indenture to direct the Trustee to acquire other specified Bonds ("Replacement Bonds") to make up the original corpus of the Trust within 20 days after delivery of notice of the failed contract and the cost to the Trust (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds must satisfy the criteria previously described for the Trusts and shall be substantially identical to the Failed Bonds they replace in terms of (i) the exemption from federal and state taxation; (ii) maturity and;
(iii) cost to the Trust. In addition, Replacement Bonds shall not be "when, as and if issued" Bonds. Whenever a Replacement Bond has been acquired for a Trust, the Trustee shall, within five days after the delivery thereof, mail or deliver a notice of such acquisition to all Unitholders of the Trust involved. Once the original corpus of the Trust is acquired, the Trustee will have no power to vary the investment of the Trust.

    To the extent Replacement Bonds are not acquired, the Sponsor shall refund to all Unitholders of the Trust involved the sales charge attributable to such Failed Bonds not replaced, and the principal and accrued interest attributable to such Bonds shall be distributed not more than 30 days after the determination of such failure or at such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unitholders. Any such accrued interest paid to Unitholders will be paid by the Sponsor and, accordingly, will not be treated as tax-exempt income. In the event Failed Bonds in a Trust could not be replaced, the Net Annual Interest Income per Unit for such Trust would be reduced and the Estimated Current Return thereon might be lowered.

    SALE, MATURITY AND REDEMPTION OF BONDS. Certain of the Bonds may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms. The proceeds from such events will be used to pay for Units redeemed or distributed to Unitholders and not reinvested; accordingly, no assurance can be given that a Trust will retain for any length of time its present size and composition.

    All of the Bonds in each Trust are subject to being called or redeemed in whole or in part prior to their stated maturities pursuant to the optional redemption provisions described in the "Schedule of Investments" in Part A of this Prospectus and in most cases pursuant to sinking fund, special or extraordinary redemption provisions. See the discussion of the various types of bond issues, above, for information on the call provisions of such bonds, particularly single family mortgage revenue bonds.

    The exercise of redemption or call provisions will (except to the extent the proceeds of the called Bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the current return on Units of the Trust involved. The exercise of redemption or call provisions is more likely to occur in situations where when the Bonds have an offering side evaluation which represents a premium over par (as opposed to a discount from par). (In the case of original issue discount bonds, such redemption is generally to be made at the issue price plus the amount of original issue discount accreted to the date of redemption; such price is referred to herein as "accreted value"). Because Bonds may have been valued at prices above or below par value or the then current accreted value at the time Units were purchased, Unitholders may realize gain or loss upon the redemption of portfolio Bonds. (See "WHAT IS THE TAX STATUS OF UNITHOLDERS?" and "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?" in Part B and the "Schedule of Investments" in Part A of this Prospectus.)

    CERTAIN TAX MATTERS; LITIGATION. Certain of the Bonds in a Trust's portfolio may be subject to continuing requirements such as the actual use of bond proceeds, manner of operation of the project financed from bond proceeds or rebate of excess earnings on bond proceeds that may affect the exemption of interest on such Bonds from Federal income taxation. Although at the time of issuance of each of the Bonds in each Trust an opinion of bond counsel was rendered as to the exemption of interest on such obligations from Federal income taxation, and the issuers covenanted to comply with all requirements necessary to retain the tax-exempt status of the Bonds, there can be no assurance that the respective issuers or other obligors on such obligations will fulfill the various continuing requirements established upon issuance of the Bonds. A failure to comply with such requirements may cause a determination that interest on such obligations is subject to Federal income taxation, perhaps even retroactively from the date of issuance of such Bonds, thereby reducing the value of the Bonds and subjecting Unitholders to unanticipated tax liabilities.

    To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect on any of the Trusts. It is possible that after the Date of Deposit, litigation may be initiated with respect to Bonds in any Trust. Any such litigation may affect the validity of such Bonds or the tax-exempt nature of the interest thereon, but while the outcome of litigation of such nature can never be entirely predicted, the opinions of bond counsel to the issuer of each Bond on the date of issuance state that such Bonds were validly issued and that the interest thereon is, to the extent indicated, exempt from Federal income tax.

WHY AND HOW ARE THE BONDS INSURED?

Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Insured Trust has been obtained by the Sponsor or by the issuers or underwriters of the Bonds from the MBIA Insurance Corporation (the "Insurer"). Certain of the Bonds in an Insured Trust may be covered by a policy or policies of insurance obtained by the issuers or underwriters of the Bonds from Municipal Bond Insurance Association (the "Association") or Bond Investors Guaranty Insurance Company ("BIG"). The claims-paying ability of both the Insurer and the Association was rated "AAA Prime Grade" by Standard & Poor's. Moody's rates all bond issuers insured by either the Insurer or the Association "Aaa" and short-term loans "MIG 1," both designated to be of the highest quality. The Insurer has issued a policy or policies of insurance covering each of the Bonds in the Insured Trusts, each policy to remain in force until the payment in full of such Bonds and whether or not the Bonds continue to be held by an Insured Trust. By the terms of each policy the Insurer will unconditionally guarantee to the holders or owners of the Bonds the payment, when due, required of the issuer of the Bonds of an amount equal to the principal of and interest on the Bonds as such payments shall become due but not be paid (except that in the event of any acceleration of the due date of principal by reason of mandatory or optional redemption, default or otherwise, the payments guaranteed will be made in such amounts and at such times as would have been due had there not been an acceleration).

    Insurance guaranteeing the timely payment, when due, of all principal and interest on certain Bonds in a Traditional Trust may have been obtained by the Sponsor, issuer or underwriter of the particular Bonds involved or by another party. Such insurance, which provides coverage substantially the same as that obtained with respect to Bonds in Insured Trusts as described above, is effective so long as the insured Bond is outstanding and the insurer remains in business. Insurance relates only to the particular Bond and not to the Units offered hereby or to their market value. Insured Bonds have received a rating of "Aaa" by Moody's and/or "AAA" by Standard & Poor's in recognition of such insurance.

    If a Bond in a Traditional Trust is insured, the "Schedule of Investments" appearing in Part A of this Prospectus will identify the insurer. The Sponsor to date has purchased and presently intends to purchase insurance for Bonds in Traditional Trusts exclusively from the Insurer. There can be no assurance that any insurer listed therein will be able to satisfy its commitments in the event claims are made in the future. However, Standard & Poor's and/or Moody's have rated the claims-paying ability of each insurer "AAA" or "Aaa," respectively.

    The Insurer is the principal operating subsidiary of MBIA, Inc., a New York Stock Exchange listed company. MBIA, Inc. is not obligated to pay the debts of or claims against the Insurer. The Insurer is a limited liability corporation rather than a several liability association. The Insurer is domiciled in the State of New York and licensed to do business in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. The Insurer has one European branch in the Republic of France.

    As of June 30, 1995 the Insurer had admitted assets of $3.6 billion (unaudited), total liabilities of $2.4 billion (unaudited), and total capital and surplus of $1.2 billion (unaudited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of December 31, 1994, the Insurer had admitted assets of $3.4 billion (audited), total liabilities of $2.3 billion (audited), and total capital and surplus of $1.1 billion (audited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities.

    The Association is comprised of the five insurance companies set forth in the following table, which provides certain unaudited financial information with respect to each of the five insurance companies comprising the Association.

                      MUNICIPAL BOND INSURANCE ASSOCIATION
      FIVE MEMBER COMPANIES ASSETS AND POLICYHOLDERS' SURPLUS (UNAUDITED)
                           AS OF SEPTEMBER 30, 1994.
                                (000'S OMITTED)

                                                                                   NEW YORK         NEW YORK         NEW YORK
                                                                                   STATUTORY        STATUTORY     POLICYHOLDERS
                                                                                    ASSETS         LIABILITIES       SURPLUS
                                                                                ---------------  ---------------  --------------
The AEtna Casualty & Surety Company...........................................  $    10,030,200  $     8,275,300   $  1,754,900
Fireman's Fund Insurance Company..............................................        6,815,775        4,904,534      1,911,241
The Travelers Indemnity Company...............................................       10,295,359        8,515,392      1,779,967
CIGNA Property and Casualty Company (formerly AEtna Insurance Company)........        5,112,251        4,842,235        270,016
The Continental Insurance Company.............................................        2,794,536        2,449,805        344,731
                                                                                ---------------  ---------------  --------------
        Total.................................................................  $    35,048,121  $    28,987,266   $  6,060,855
                                                                                ---------------  ---------------  --------------
                                                                                ---------------  ---------------  --------------

    Insurance companies are subject to extensive regulation and supervision where they do business by state insurance commissioners who regulate the standards of solvency which must be maintained, the nature of and limitations on investments, reports of financial condition, and requirements regarding reserves for unearned premiums, losses and other matters. A significant portion of the assets of insurance companies are required by law to be held in reserve against potential claims on policies and is not available to general creditors. Although the federal government does not regulate the business of insurance, federal initiatives including pension regulation, controls on medical care costs, minimum standards for no-fault automobile insurance, national health insurance, tax law changes affecting life insurance companies and repeal of the antitrust exemption for the insurance business can significantly impact the insurance business.

    The above ratings are not recommendations to buy, sell or hold the Bonds, and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of either or both ratings may have an adverse effect on the market price of the Bonds. See the Information Supplement--for further information concerning insurance.

    Because the insurance on the Bonds, if any, will be effective so long as the Bonds are outstanding, such insurance will be taken into account in determining the market value of the Bonds and therefore some value attributable to such insurance will be included in the value of the Units of the Insured Trusts. The insurance does not, however, guarantee the market value of the Bonds or of the Units.

HOW IS THE PUBLIC OFFERING PRICE DETERMINED?

The Public Offering Price of the Units of each Trust is equal to the Trustee's determination of the aggregate OFFERING prices of the Bonds deposited therein (minus any advancement to the principal account of the Trust made by the

Trustee) plus a sales charge set forth in "Essential Information" in Part A of this Prospectus, in each case adding to the total thereof cash held by the Trust, if any, and dividing the sum so obtained by the number of Units outstanding in the Trust. See "UNIT VALUE AND EVALUATION."

    The sales charge applicable to quantity purchases is reduced on a graduated scale for sales to any purchaser of at least $50,000 or 500 Units and will be applied on whichever basis is more favorable to the purchaser. For purposes of calculating the applicable sales charge, purchasers who have indicated their intent to purchase a specified amount of Units of any Trust in the primary or secondary offering period by executing and delivering a letter of intent to the Sponsor, which letter of intent must be in a form acceptable to the Sponsor and shall have a maximum duration of thirteen months, will be eligible to receive a reduced sales charge according to the following tables based on the amount of intended aggregate purchases as expressed in the letter of intent. Due to administrative limitations and in order to permit adequate tracking, the only secondary market purchases that will be permitted to be applied toward the intended specified amount and that will receive the corresponding reduced sales charge are those Units that are acquired through or from the Sponsor. By establishing a letter of intent, a Unitholder agrees that the first purchase of Units following the execution of such letter of intent will be at least 5% of the total amount of the intended aggregate purchases expressed in such Unitholder's letter of intent. Further, through the establishment of the letter of intent, such Unitholder agrees that Units representing 5% of the total amount of the intended purchases will be held in escrow by the Trustee pending completion of these purchases. All distributions on Units held in escrow will be credited to such Unitholder's account. If total purchases prior to the expiration of the letter of intent period equal or exceed the amount specified in a Unitholder's letter of intent, the Units held in escrow will be transferred to such Unitholder's account. If the total purchases are less than the amount specified, the Unitholder involved must pay the Sponsor an amount equal to the difference between the amounts paid for these purchases and the amounts which would have been paid if the higher sales charge had been applied. If such Unitholder does not pay the additional amount within 20 days after written request by the Sponsor or the Unitholder's securities representative, the Sponsor will instruct the Trustee to redeem an appropriate number of the escrowed Units to meet the required payment. By establishing a letter of intent, a Unitholder irrevocably appoints the Sponsor as attorney to give instructions to redeem any or all of such Unitholder's escrowed Units, with full power of substitution in the premises. A Unitholder or his securities representative must notify the Sponsor whenever such Unitholder makes a purchase of Units that he wishes to be counted towards the intended amount. Sales charges during the primary offering period are as follows:

                                                                                     NATIONAL AND STATE      LONG INTERMEDIATE
                                                                                           TRUSTS                  TRUSTS
                                                                                   ----------------------  ----------------------
                                                                                     PERCENT     PERCENT     PERCENT     PERCENT
                                                                                       OF        OF NET        OF        OF NET
                                                                                    OFFERING     AMOUNT     OFFERING     AMOUNT
                                NUMBER OF UNITS*                                      PRICE     INVESTED      PRICE     INVESTED
---------------------------------------------------------------------------------  -----------  ---------  -----------  ---------
Less than 500....................................................................        4.90%      5.152%       4.25%      4.439%
500 but less than 1,000..........................................................        4.75       4.987        4.15       4.330
1,000 but less than 2,500........................................................        4.50       4.712        3.85       4.004
2,500 but less than 5,000........................................................        4.25       4.439        3.60       3.734
5,000 but less than 10,000.......................................................        3.50       3.627        3.35       3.466
10,000 but less than 25,000......................................................        3.00       3.093        3.00       3.093
25,000 but less than 50,000......................................................        2.50       2.564        2.50       2.564
50,000 or more...................................................................        2.00       2.041        2.00       2.041


                                                                                    INTERMEDIATE TRUSTS
                                                                                   ----------------------
                                                                                     PERCENT     PERCENT
                                                                                       OF        OF NET
                                                                                    OFFERING     AMOUNT
                                NUMBER OF UNITS*                                      PRICE     INVESTED
---------------------------------------------------------------------------------  -----------  ---------
Less than 500....................................................................        3.90%      4.058%
500 but less than 1,000..........................................................        3.70       3.842
1,000 but less than 2,500........................................................        3.50       3.627
2,500 but less than 5,000........................................................        3.25       3.359
5,000 but less than 10,000.......................................................        3.00       3.093
10,000 but less than 25,000......................................................        2.75       2.828
25,000 but less than 50,000......................................................        2.50       2.564
50,000 or more...................................................................        2.00       2.041

                                                                                     SHORT INTERMEDIATE
                                                                                           TRUSTS            SHORT TERM TRUSTS
                                                                                   ----------------------  ----------------------
                                                                                     PERCENT     PERCENT     PERCENT     PERCENT
                                                                                       OF        OF NET        OF        OF NET
                                                                                    OFFERING     AMOUNT     OFFERING     AMOUNT
                                NUMBER OF UNITS*                                      PRICE     INVESTED      PRICE     INVESTED
---------------------------------------------------------------------------------  -----------  ---------  -----------  ---------
Less than 500....................................................................        3.00%      3.093%       2.50%      2.564%
500 but less than 1,000..........................................................        2.80       2.881        2.30       2.354
1,000 but less than 2,500........................................................        2.60       2.670        2.10       2.145
2,500 but less than 5,000........................................................        2.35       2.407        1.85       1.885
5,000 but less than 10,000.......................................................        2.10       2.145        1.60       1.626
10,000 but less than 25,000......................................................        1.85       1.885        1.35       1.368
25,000 but less than 50,000......................................................        1.80       1.833        1.25       1.266
50,000 or more...................................................................        1.50       1.523        1.15       1.163


*Breakpoint sales charges are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000 etc., and will be applied on that basis which is more favorable to the purchaser.

    For "secondary market" sales the Public Offering Price per Unit of each Trust is determined by adding to the Trustee's determination of the BID price of each Bond in the Trust a sales charge determined in accordance with the table set forth below based upon the number of years remaining to the maturity of each such Bond. See "UNIT VALUE AND EVALUATION." The effect of this method of sales charge calculation will be that different sales charge rates will be applied to the various Bonds in a Trust portfolio based upon the maturities of such Bonds. As shown, the sales charge on Bonds in each maturity range (and therefore the aggregate sales charge on the purchase) is reduced with respect to purchases of at least $50,000 or 500 Units:

                                                                                  AMOUNT OF PURCHASE*
                                                     ------------------------------------------------------------------------------
                                                                    $50,000     $100,000     $250,000     $500,000     $1,000,000
                                                        UNDER         TO           TO           TO           TO            TO
YEARS TO MATURITY                                      $50,000      $99,999     $249,999     $499,999     $999,999     $2,499,999
---------------------------------------------------  -----------  -----------  -----------  -----------  -----------  -------------
Less than 1........................................           0            0            0            0            0             0
1 but less than 2..................................       1.523%       1.446%       1.369%       1.317%       1.215%        1.061%
2 but less than 3..................................       2.041        1.937        1.833        1.729        1.626         1.420
3 but less than 4..................................       2.564        2.433        2.302        2.175        2.041         1.781
4 but less than 5..................................       3.093        2.961        2.828        2.617        2.459         2.175
5 but less than 7..................................       3.627        3.433        3.239        3.093        2.881         2.460
7 but less than 10.................................       4.167        3.951        3.734        3.520        3.239         2.828
10 but less than 13................................       4.712        4.467        4.221        4.004        3.788         3.253
13 but less than 16................................       5.263        4.988        4.712        4.439        4.167         3.627
16 or more.........................................       5.820        5.542        5.263        4.987        4.603         4.004


                                                      $2,500,000
                                                          TO         $5,000,000
YEARS TO MATURITY                                     $4,999,999       OR MORE
---------------------------------------------------  -------------  -------------
Less than 1........................................            0              0
1 but less than 2..................................         .900%          .750%
2 but less than 3..................................        1.225          1.030
3 but less than 4..................................        1.546          1.310
4 but less than 5..................................        1.883          1.590
5 but less than 7..................................        2.165          1.870
7 but less than 10.................................        2.489          2.150
10 but less than 13................................        2.842          2.430
13 but less than 16................................        3.169          2.710
16 or more.........................................        3.500          3.000

 *Breakpoint sales charges are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000, etc., and will be applied on that basis which is more favorable to the purchaser.

    The secondary market sales charges above are expressed as a percent of the net amount invested; expressed as a percent of the Public Offering Price, the maximum sales charge on any Trust, including one consisting entirely of Bonds with 16 years or more to maturity, would be 5.50% (5.820% of the net amount invested). The actual secondary market sales charge included in the Public Offering Price of any particular Trust will depend on the maturities of the Bonds in the portfolio of such Trust.

    Pursuant to the terms of the Indenture, the Trustee may terminate a Trust if the net asset value of such Trust, as shown by any evaluation, is less than 20% of the original principal amount of the Trust.

    At all times while Units are being offered for sale, the Sponsor will appraise or cause to be appraised daily the value of the underlying Bonds in each Trust as of 4:00 p.m. eastern time on each day on which the New York Stock Exchange (the "Exchange") is normally open and will adjust the Public Offering Price of the Units commensurate with such appraisal. Such Public Offering Price will be effective for all orders received by a dealer or the Sponsor at or prior to 4:00 p.m. eastern time on each such day. Orders received after that time, or on a day when the Exchange is closed for a scheduled holiday or weekend, will be held until the next determination of price.

    Accrued interest from the preceding Record Date to, but not including, the settlement date of the transaction (three business days after purchase) will be added to the Public Offering Price to determine the purchase price of Units. See "WHAT IS ACCRUED INTEREST?".

    The graduated sales charges set forth above will apply on all applicable purchases of Nuveen investment company securities on any one day by the same purchaser in the amounts stated, and for this purpose purchases of this Series will be aggregated with concurrent purchases of any other Series or of shares of any open-end management investment company of which the Sponsor is principal underwriter and with respect to the purchase of which a sales charge is imposed. Purchases by or for the account of an individual and his or her spouse and children under 21 years of age ("immediate family members") will be aggregated to determine the applicable sales charge. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account. Units may be purchased at the Public Offering Price without a sales charge by officers or directors and by bona fide, full-time employees of Nuveen, Nuveen Advisory Corp., Nuveen Institutional Advisory Corp. and The John Nuveen Company, including in each case these individuals and their immediate family members (as defined above).

    Units may be purchased in the primary or secondary market at the Public Offering Price for non-breakpoint purchases minus the concession the Sponsor typically allows to brokers and dealers for non-breakpoint purchases (see "HOW UNITS OF THE TRUSTS ARE DISTRIBUTED TO THE PUBLIC?") by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as defined above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.

    The initial or primary Public Offering Price of the Units in each Trust is based upon a pro rata share of the OFFERING prices per Unit of the Bonds in such Trust plus the applicable sales charge. The secondary market Public Offering Price of each Trust is based upon a pro rata share of the BID prices per Unit of the Bonds in such Trust plus the applicable sales charge. The OFFERING prices of Bonds in a Trust may be expected to average between 1/2% to 2% more than the BID prices of such Bonds. The difference between the bid side evaluation and the offering side evaluation of the Bonds in each Trust on the business day prior to the Date of Deposit is shown in the discussion of each Trust portfolio.

    Whether or not Units are being offered for sale, the Sponsor will determine the aggregate value of each Trust as of 4:00 p.m. eastern time: (i) on each June 30 or December 31 (or, if such date is not a business day, the last business day prior thereto), (ii) on any day on which a Unit is tendered for redemption (or the next succeeding business day if the date of tender is a non-business day) and (iii) at such other times as may be necessary. For this purpose, a "business day" shall be any day on which the Exchange is normally open. (See "UNIT VALUE AND EVALUATION.")

MARKET FOR UNITS

During the initial public offering period, the Sponsor intends to offer to purchase Units of each Trust at a price equivalent to the pro rata share per Unit of the OFFERING prices of the Bonds in such Trust (plus accrued interest). Afterward, although it is not obligated to do so, the Sponsor intends to maintain a secondary market for Units of each Trust at its own expense and continuously to offer to purchase Units of each Trust at prices, subject to change at any time, which are based upon the BID prices of Bonds in the respective portfolios of the Trusts. UNITHOLDERS WHO WISH TO DISPOSE OF THEIR UNITS SHOULD INQUIRE OF THE TRUSTEE OR THEIR BROKER AS TO THE CURRENT REDEMPTION PRICE. (See "HOW UNITS MAY BE REDEEMED WITHOUT CHARGE?".) In connection with its secondary marketmaking activities, the Sponsor may from time to time enter into secondary market joint account agreements with other brokers and dealers. Pursuant to such an agreement the Sponsor will purchase Units from the broker or dealer at the bid price and will place the Units into a joint account managed by the Sponsor; sales from the account will be made in accordance with the then current prospectus and the Sponsor and the broker or dealer will share profits and losses in the joint account in accordance with the terms of their joint account agreement.

    Certificates, if any, for Units are delivered to the purchaser as promptly after the date of settlement (three business days after purchase) as the Trustee can complete the mechanics of registration, normally within 48 hours after registration instructions are received. Purchasers of Units to whom Certificates are issued will be unable to exercise any right of redemption until they have received their Certificates as tender of the Certificate, properly endorsed for transfer. (See "HOW UNITS MAY BE REDEEMED WITHOUT CHARGE?".)

WHAT IS ACCRUED INTEREST?

Accrued interest is the accumulation of unpaid interest on a bond from the last day on which interest thereon was paid. Interest on Bonds in each Trust is accounted for daily on an accrual basis. For this reason, the purchase price of Units of a Trust will include not only the Public Offering Price but also the proportionate share of accrued interest to the date of settlement. Accrued interest does not include accrual of original issue discount on zero coupon bonds, Stripped Obligations or other original issue discount bonds. Interest accrues to the benefit of Unitholders commencing with the settlement date of their purchase transaction.

    In an effort to reduce the amount of accrued interest that investors would have to pay in addition to the Public Offering Price, the Trustee has agreed to advance to each Trust the amount of accrued interest due on the Bonds as of the Date of Deposit (which has been designated the first Record Date for all plans of distribution). This accrued interest will be paid to the Sponsor as the holder of record of all Units on the Date of Deposit. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the Date of Deposit to, but not including, the date of settlement of the investor's purchase (three business days after purchase), less any distributions from the related Interest Account. The Trustee will recover its advancements (without interest or other cost to the Trusts) from interest received on the Bonds deposited in each Trust.

    The Trustee has no cash for distribution to Unitholders until it receives interest payments on the Bonds in the Trusts. Since municipal bond interest is accrued daily but paid only semi-annually, during the initial months of the Trusts, the Interest Accounts, consisting of accrued but uncollected interest and collected interest (cash), will be predominantly the uncollected accrued interest that is not available for distribution. However, due to advances by the Trustee, the Trustee will provide a first distribution between approximately 30 and 60 days after the Date of Deposit. Assuming each Trust retains its original size and composition and expenses and fees remain the same, annual interest collected and distributed will approximate the estimated Net Annual Interest Income stated herein. However, the amount of accrued interest at any point in time will be greater than the amount that the Trustee will have actually received and distributed to the Unitholders. Therefore, there will always remain an item of accrued interest that is included in the Purchase Price and the redemption price of the Units.

    Interest is accounted for daily and a proportionate share of accrued and undistributed interest computed from the preceding Record Date is added to the daily valuation of each Unit of each Trust. (See Part A of this Prospectus and "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?".) As Bonds mature, or are redeemed or sold, the accrued interest applicable to such bonds is collected and subsequently distributed to Unitholders. Unitholders who sell or redeem all or a portion of their Units will be paid their proportionate share of the remaining accrued interest to, but not including, the third business day following the date of sale or tender.

WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN?

The Estimated Long Term Return for each Trust is a measure of the return to the investor expected to be earned over the estimated life of the Trust. The Estimated Long Term Return represents an average of the yields to maturity (or call) of the Bonds in the Trust's portfolio calculated in accordance with accepted bond practice and adjusted to reflect expenses and sales charges. Under accepted bond practice, tax-exempt bonds are customarily offered to investors on a "yield price" basis, which involves computation of yield to maturity or to an earlier call date (whichever produces the lower yield), and which takes into account not only the interest payable on the bonds but also the amortization or accretion of any premium over, or discount from, the par (maturity) value inherent in the bond's purchase price. In the calculation of Estimated Long Term Return, the average yield for the Trust's portfolio is derived by weighting each Bond's yield by the market value of the Bond and by the amount of time remaining to the date to which the Bond is priced. This weighted average yield is then adjusted to reflect estimated expenses, is compounded, and is reduced by a factor which represents the amortization of the sales charge over the expected average life of the Trust. The Estimated Long Term Return calculation does not take into account the effect of a first distribution which may be less than a regular distribution or may be paid at some point after 30 days (or a second distribution which may be less than a normal distribution for Unitholders who choose quarterly or semi-annual plans of distribution), and it also does not take into account the difference in timing of payments to Unitholders who choose quarterly or semi-annual plans of distribution, each of which will reduce the return.

    Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price. In contrast to Estimated Long Term Return, Estimated Current Return does not reflect the amortization of premium or accretion of discount, if any, on the Bonds in the Trust's portfolio. Net Annual Interest Income per Unit is calculated by dividing the annual interest income to the Trust, less estimated expenses, by the number of Units outstanding.

    Net Annual Interest Income per Unit, used to calculate Estimated Current Return, will vary with changes in fees and expenses of the Trustee and the Evaluator and with the redemption, maturity, exchange or sale of Bonds. A Unitholder's actual return may vary significantly from the Estimated Long-Term Return, based on their holding period, market interest rate changes, other factors affecting the prices of individual bonds in the portfolio, and differences between the expected remaining life of portfolio bonds and the actual length of time that they remain in the Trust; such actual holding periods may be reduced by termination of the Trust, as described in "OTHER INFORMATION." Since both the Estimated Current Return and the Estimated Long Term Return quoted herein are based on the market value of the underlying Bonds on the business day prior to the Date of Deposit, subsequent calculations of these performance measures will reflect the then current market value of the underlying Bonds and may be higher or lower. The Sponsor will provide estimated cash flow information relating to a Trust without charge to each potential investor in a Trust who receives this prospectus and makes an oral or written request to the Sponsor for such information.

    A portion of the monies received by a Trust may be treated, in the first year only, as a return of principal due to the inclusion in the Trust portfolio of "when-issued" or other Bonds having delivery dates after the date of settlement for purchases made on the Date of Deposit. A consequence of this treatment is that in the computation of Estimated Current Return for the first year, such monies are excluded from Net Annual Interest Income and treated as an adjustment to the Public Offering Price. (See "Essential Information" appearing in Part A of this Prospectus, "COMPOSITION OF TRUSTS" and "WHAT IS THE TAX STATUS OF UNITHOLDERS?")

    A comparison of tax-free and equivalent taxable estimated current returns with the returns on various taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on a Trust and returns over specified periods on other similar Nuveen Trusts with returns on taxable investments such as corporate or U.S. Government bonds, bank CD's and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trust. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CD's and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully elsewhere in the Prospectus.

HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE DATE OF DEPOSIT?

The prices at which the Bonds deposited in the Trusts would have been offered to the public on the business day prior to the Date of Deposit were determined by the Trustee on the basis of an evaluation of such Bonds prepared by Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc., a firm regularly engaged in the business of evaluating, quoting or appraising comparable bonds. With respect to Bonds in Insured Trusts and insured Bonds in Traditional Trusts, Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc., evaluated the Bonds as so insured. (See "WHY AND HOW ARE THE BONDS INSURED?".)

    The amount by which the Trustee's determination of the OFFERING PRICES of the Bonds deposited in the Trusts was greater or less than the cost of such Bonds to the Sponsor was PROFIT OR LOSS to the Sponsor exclusive of any underwriting profit. (See Part A of this Prospectus.) The Sponsor also may realize FURTHER PROFIT OR SUSTAIN FURTHER LOSS as a result of fluctuations in the Public Offering Price of the Units. Cash, if any, made available to the Sponsor prior to the settlement date for a purchase of Units, or prior to the acquisition of all Portfolio securities by a Trust, may be available for use in the Sponsor's business, and may be of benefit to the Sponsor.

WHAT IS THE TAX STATUS OF UNITHOLDERS?

At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exemption of interest thereon from Federal income tax were rendered by bond counsel to the respective issuing authorities. In addition, with respect to State Trusts, where applicable, bond counsel to the issuing authorities rendered opinions as to the exemption of interest on such Bonds, when held by residents of the state in which the issuers of such Bonds are located, from state income taxes and certain state or local intangibles and local income taxes. For a discussion of the tax status of State Trusts see Part A of this Prospectus. Neither the Sponsor nor its counsel have made any special review for the Trusts of the proceedings relating to the issuance of the Bonds or of the basis for the opinions rendered in connection therewith. If the interest on a Bond should be determined to be taxable, the Bond would generally have to be sold at a substantial discount. In addition, investors could be required to pay income tax on interest received prior to the date of which interest is determined to be taxable.

    Federally tax-exempt income, including income on Units of the Trusts, will be taken into consideration in computing the portion, if any, of social security benefits received that will be included in a taxpayer's gross income subject to the Federal income tax.

    Gain realized on the sale or redemption of the Bonds by the Trustee or of a Unit by a Unitholder is includable in gross income for Federal income tax purposes, and may be includable in gross income for state tax purposes. (Such gain does not include any amounts received in respect of tax-exempt accrued interest or accrued original issue discount, if any.) A portion of a Unitholder's gain, to the extent of accreted market discount, may be treated as ordinary income rather than capital gain if the Bonds were purchased by a Trust at a market discount or if the Unitholder purchased his or her Units at a market discount on or after April 30, 1993. Market discount can arise based on the price the Trust pays for the Bonds or the price a Unitholder pays for his or her Units. Market discount that accretes while the Trust holds a Bond would be recognized as ordinary income by the Unitholders when principal payments are received on the Bond, upon sale or at redemption (including early redemption), or upon the sale or redemption of his or her Units, unless a Unitholder elects to include market discount in taxable income as it accrues. The market discount rules are complex and Unitholders should consult their tax advisors regarding these rules and their application.

    In the opinion of Chapman and Cutler, Counsel to the Sponsor, under existing law:

    (1) the Trusts are not associations taxable as corporations for Federal income tax purposes. Tax-exempt interest received by each of the Trusts on Bonds deposited therein will retain its status as tax-exempt interest, for Federal income tax purposes, when received by the Trusts and when distributed to the Unitholders, except that the alternative minimum tax and environmental tax (the "Superfund Tax") applicable to corporate Unitholders may, in certain circumstances, include in the amount on which such taxes are calculated a portion of the interest income received by the Trust. See "CERTAIN TAX MATTERS APPLICABLE TO CORPORATE UNITHOLDERS", below;

    (2) each Unitholder of a Trust is considered to be the owner of a pro rata portion of such Trust under Subpart E, subchapter J of Chapter 1 of the Internal Revenue Code of 1986 (the "Code") and will have a taxable event when the Trust disposes of a Bond or when the Unitholder redeems or sells Units. Unitholders must reduce the tax basis of their Units for their share of accrued interest received by the Trust, if any, on Bonds delivered after the date the Unitholders pay for their Units and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds (whether by sale, payment at maturity, redemption or otherwise), gain or loss is recognized to the Unitholder. The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with the Unitholder's basis for his or her fractional interest in the asset disposed of. In the case of a Unitholder who purchases Units, such basis (before adjustment for earned original issue discount and amortized bond premium, if any) is determined by apportioning the cost of the Units among each of the Trust assets ratably according to value as of the date of acquisition of the Units. The tax cost reduction requirements of said Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his or her Units are sold or redeemed for an amount equal to their original cost; and

    (3) any amounts paid on defaulted Bonds held by the Trustee under policies of insurance issued with respect to such Bonds will be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid by the respective issuer provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the bonds, rather than the insurer, will pay debt service on the bonds. Paragraph (2) of this opinion is accordingly applicable to policy proceeds representing maturing interest.

In the opinion of Carter, Ledyard & Milburn, counsel to the Trustee, and, in the absence of a New York Trust from the Series, special counsel for the Series for New York tax matters, under existing law:

        Under the income tax laws of the State and City of New York, each Trust is not an association taxable as a corporation and the income of each Trust will be treated as the income of the Unitholders.

    For a summary of each opinion of special counsel to the respective State Trusts for state tax matters, see Part A of this Prospectus.

    ALL STATEMENTS IN THE PROSPECTUS CONCERNING EXEMPTION FROM FEDERAL, STATE OR OTHER TAXES ARE THE OPINION OF COUNSEL AND ARE TO BE SO CONSTRUED.

    The Internal Revenue Code provides that interest on indebtedness incurred or continued to purchase or carry obligations, the interest on which is wholly exempt from Federal income taxes, is not deductible. Because each Unitholder is treated for Federal income tax purposes as the owner of a pro rata share of the Bonds owned by the applicable Trust, interest on borrowed funds used to purchase or carry Units of such Trust will not be deductible for Federal income tax purposes. Under rules used by the Internal Revenue Service for determining when borrowed funds are considered used for the purpose of purchasing or carrying particular assets, the purchase of Units may be considered to have been made with borrowed funds even though the borrowed funds are not directly traceable to the purchase of Units (however, these rules generally do not apply to interest paid on indebtedness incurred to purchase or improve a personal residence). Similar rules are generally applicable for state tax purposes. Special rules apply in the case of certain financial institutions that acquire Units. Investors with questions regarding these issues should consult with their tax advisers.

    For purposes of computing the alternative minimum tax for individuals and corporations, interest on certain specified tax-exempt private activity bonds is included as a preference item. The Trusts do not include any such bonds.

    CERTAIN TAX MATTERS APPLICABLE TO CORPORATE UNITHOLDERS. In the case of certain corporations, the alternative minimum tax and the Superfund Tax depend upon the corporation's alternative minimum taxable income ("AMTI"), which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing AMTI and the Superfund Tax of a corporation (other than an S corporation, Regulated Investment Company, Real Estate Investment Trust, or REMIC) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its AMTI (before such adjustment item and the alternative tax net operation loss deduction). Although tax-exempt interest received by each of the Trusts on Bonds deposited therein will not be included in the gross income of corporations for Federal income tax purposes, "adjusted current earnings" includes all tax-exempt interest, including interest on all Bonds in the Trust and tax-exempt original issue discount.

    Corporate Unitholders are urged to consult their own tax advisers with respect to the particular tax consequences to them resulting under the Federal tax law, including the corporate alternative minimum tax, the Superfund Tax and the branch profits tax imposed by Section 884 of the Code.

    EXCEPT AS NOTED ABOVE AND IN PART A OF THIS PROSPECTUS, THE EXEMPTION OF INTEREST ON STATE AND LOCAL OBLIGATIONS FOR FEDERAL INCOME TAX PURPOSES DOES NOT NECESSARILY RESULT IN EXEMPTION UNDER THE INCOME OR OTHER TAX LAWS OF ANY STATE OR CITY. THE LAWS OF THE SEVERAL STATES VARY WITH RESPECT TO THE TAXATION OF SUCH OBLIGATIONS.

WHAT ARE NORMAL TRUST OPERATING EXPENSES?

No annual advisory fee is charged to the Trusts by the Sponsor. The Sponsor does, however, receive a fee as set forth in "Essential Information" in Part A of this Prospectus for regularly evaluating the Bonds and for maintaining surveillance over the portfolio. (See "UNIT VALUE AND EVALUATION.")

    The Trustee receives for ordinary recurring services an annual fee for each plan of distribution for each Trust as set forth in "Essential Information" appearing in Part A of this Prospectus. Each annual fee is per $1,000 principal amount of the underlying Bonds in a Trust for that portion of the Trust that represents a particular plan of distribution. The Trustee's fee may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to a Trust to meet scheduled distributions) and may be further adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent of Shelter" since the establishment of the Trusts. The Trustee has the use of funds, if any, being held in the Interest and Principal Accounts of each Trust for future distributions, payment of expenses and redemptions. These Accounts are non-interest bearing to Unitholders. Pursuant to normal banking procedures, the Trustee benefits from the use of funds held therein. Part of the Trustee's compensation for its services to the Fund is expected to result from such use of these funds.

    Premiums for the policies of insurance obtained by the Sponsor or by the Bond issuers with respect to the Bonds in the Insured Trusts and with respect to insured Bonds in Traditional Trusts have been paid in full prior to the deposit of the Bonds in the Trusts, and the value of such insurance has been included in the evaluation of the Bonds in each Trust and accordingly in the Public Offering Price of Units of each Trust. There are no annual continuing premiums for such insurance.

    All or a portion of the expenses incurred in establishing the Trusts, including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust portfolio, legal fees, the initial fees and expenses of the Trustee and any other non-material out-of-pocket expenses, will be paid by the Trusts and amortized over the first five years of such Trusts. The following are additional expenses of the Trusts and, when paid by or are owed to the Trustee, are secured by a lien on the assets of the Trust or Trusts to which such expenses are allocable: (1) the expenses and costs of any action undertaken by the Trustee to protect the Trusts and the rights and interests of the Unitholders; (2) all taxes and other governmental charges upon the Bonds or any part of the Trusts (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated); (3) amounts payable to the Trustee as fees for ordinary recurring services and for extraordinary non-recurring services rendered pursuant to the Indenture, all disbursements and expenses including counsel fees (including fees of bond counsel which the Trustee may retain) sustained or incurred by the Trustee in connection therewith; and (4) any losses or liabilities accruing to the Trustee without negligence, bad faith or willful misconduct on its part. The Trustee is empowered to sell Bonds in order to pay these amounts if funds are not otherwise available in the applicable Interest and Principal Accounts.

    The Indenture requires each Trust to be audited on an annual basis at the expense of the Trust by independent public accountants selected by the Sponsor. The Trustee shall not be required, however, to cause such an audit to be performed if its cost to a Trust shall exceed $.05 per Unit on an annual basis. Unitholders of a Trust covered by an audit may obtain a copy of the audited financial statements upon request.

WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?

Interest received by the Trustee on the Bonds in each Trust, including that part of the proceeds of any disposition of Bonds which represents accrued interest and including any insurance proceeds representing interest due on defaulted Bonds, shall be credited to the "Interest Account" of such Trust and all other moneys received by the Trustee shall be credited to the "Principal Account" of such Trust.

    The pro rata share of cash in the Principal Account in each Trust will be computed as of each semi-annual Record Date and distributions to the Unitholders as of such Record Date will be made on or shortly after the fifteenth day of the month. Proceeds received from the disposition, including sale, call or maturity, of any of the Bonds and all amounts paid with respect to zero coupon bonds and Stripped Obligations will be held in the Principal Account and either used to pay for Units redeemed or distributed on the Distribution Date following the next semi-annual Record Date. The Trustee is not required to make a distribution from the Principal Account of any Trust unless the amount available for distribution in such account equals at least ten cents per Unit.

    The pro rata share of the Interest Account in each Trust will be computed by the Trustee each month as of each Record Date and distributions will be made on or shortly after the fifteenth day of the month to Unitholders of such Trust as of the Record Date who are entitled to distributions at that time under the plan of distribution chosen. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the Distribution Date following the next Record Date under the applicable plan of distribution.

    Purchasers of Units who desire to receive interest distributions on a monthly or quarterly basis may elect to do so at the time of purchase during the initial public offering period. Those indicating no choice will be deemed to have chosen the semi-annual distribution plan. All Unitholders, however, who purchase Units during the initial public offering period and who hold them of record on the first Record Date will receive the first distribution of interest. Thereafter, Record Dates for monthly distributions will be the first day of each month; Record Dates for quarterly distributions will be the first day of February, May, August and November; and Record Dates for semi-annual distributions will be the first day of May and November. See Part A of this Prospectus for details of distributions per Unit of each Trust under the various plans based upon estimated Net Annual Interest Income at the Date of Deposit. The amount of the regular distributions will generally change when Bonds are redeemed, mature or are sold or when fees and expenses increase or decrease. For the purpose of minimizing fluctuations in the distributions from the Interest Account of a Trust, the Trustee is authorized to advance such amounts as may be necessary to provide for interest distributions of approximately equal amounts. The Trustee shall be reimbursed, without interest, for any such advances from funds in the Interest Account of such Trust. The Trustee's fee takes into account the costs attributable to the outlay of capital needed to make such advances.

    The plan of distribution selected by a Unitholder will remain in effect until changed. Unitholders purchasing Units in the secondary market will initially receive distributions in accordance with the election of the prior owner. Unitholders desiring to change their plan of distribution may do so by sending a written notice requesting the change, together with any Certificate(s), to the Trustee. The notice and any Certificate(s) must be received by the

Trustee not later than the semi-annual Record Date to be effective as of the semi-annual distribution following the subsequent semi-annual Record Date. Unitholders are requested to make any such changes within 45 days prior to the applicable Record Date. Certificates should only be sent by registered or certified mail to minimize the possibility of their being lost or stolen. (See "OWNERSHIP AND TRANSFER OF UNITS.")

    As of the first day of each month the Trustee will deduct from the Interest Account of a Trust or, to the extent funds are not sufficient therein, from the Principal Account of a Trust, amounts needed for payment of expenses of such Trust. The Trustee also may withdraw from said accounts such amount, if any, as it deems necessary to establish a reserve for any governmental charges payable out of such Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate account. In addition, the Trustee shall withdraw from the Interest Account and the Principal Account of a Trust such amounts as may be necessary to cover redemptions of Units of such Trust by the Trustee. Funds which are available for future distributions, redemptions and payment of expenses are held in accounts which are non-interest bearing to Unitholders and are available for use by the Trustee pursuant to normal banking procedures.

ACCUMULATION PLAN

The Sponsor is also the principal underwriter of the Accumulation Funds described in the following table. Each of these funds is an open-end, diversified management investment company into which Unitholders may choose to reinvest Trust distributions automatically, without any sales charge. (Reinvestment generally is available only to Unitholders who are residents of the states for which such portfolios are named.) Unitholders may reinvest both interest and principal distributions or principal distributions only. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in securities which would not be eligible for deposit in the Trusts. The investment adviser to each Accumulation Fund is Nuveen Advisory Corp., a wholly-owned subsidiary of the Sponsor. For a more detailed description, Unitholders of each Accumulation Fund should read carefully the prospectus of the Accumulation Fund in which they are interested. For additional information concerning the Accumulation Plan see the Information Supplement of this Prospectus.

                      ACCUMULATION FUND                                            GENERAL FUND DESCRIPTION
--------------------------------------------------------------  --------------------------------------------------------------
Nuveen Municipal Bond Fund                                      Tax-exempt   income  by   investing  in   long-term  municipal
                                                                securities.
Nuveen Tax-Free  Reserves,  Inc.  and  Nuveen  Tax-Free  Money
Market Fund, Inc.:
Nuveen  Massachusetts  Tax-Free Money  Market Fund  Nuveen New  Tax-exempt and in certain cases double and triple tax-  exempt
York Tax-Free Money Market Fund                                 "money market" funds with checkwriting privileges.
Nuveen California Tax-Free Fund:
Nuveen California Tax-Free Value Fund                           Double  tax-exempt income by investing in long-term investment grade California tax-exempt securities.
Nuveen California Insured Tax-Free Value Fund                   Double tax-exempt income  by investing  in insured  California tax-exempt securities.
Nuveen California Tax-Free Money Market Fund                    California  tax-exempt "money  market" fund  with checkwriting privileges.
Nuveen Tax-Free  Bond Fund,  Inc.  and the  Nuveen  Multistate
Tax-Free Trust:
Nuveen  Massachusetts  Tax-Free  Value Fund,  Nuveen  New York  Double and  in  certain  cases  triple  tax-exempt  income  by
Tax-Free  Value Fund, Nuveen Ohio  Tax-Free Value Fund, Nuveen  investing in tax-exempt securities in the state for which  the
New  Jersey Tax-Free Value Fund, Nuveen Arizona Tax-Free Value  portfolio is named.
Fund, Nuveen  Florida  Tax-Free Value  Fund,  Nuveen  Maryland
Tax-Free  Value  Fund,  Nuveen Michigan  Tax-Free  Value Fund,
Nuveen Pennsylvania Tax-Free  Value Fund  and Nuveen  Virginia
Tax-Free Value Fund
Nuveen Insured Tax-Free Bond Fund, Inc.:
Nuveen  Insured  Municipal  Bond  Fund,  Nuveen  Massachusetts  Tax-exempt and in certain cases double and triple tax-  exempt
Insured  Tax-Free Value Fund  and the Nuveen  New York Insured  funds investing in insured tax-exempt securities in the  state
Tax-Free Value Fund.                                            for which the portfolio is named.

Shareholder Services, Inc. will mail to each participant in the Accumulation Plan a quarterly statement containing a record of all transactions involving purchases of Accumulation Fund shares (or fractions thereof) with Trust interest distributions or as a result of reinvestment of Accumulation Fund dividends. Any distribution of principal used to purchase shares of an Accumulation Fund will be separately confirmed by Shareholder Services, Inc. Unitholders will also receive distribution statements from the Trustee detailing the amounts transferred to their Accumulation Fund accounts.

Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, to change from principal only reinvestment to reinvestment of both principal and interest or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. There will be no charge or other penalty for such change of election or termination. The character of Trust distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

HOW DETAILED ARE REPORTS TO UNITHOLDERS?

The Trustee shall furnish Unitholders of a Trust in connection with each distribution, a statement of the amount of interest, if any, and the amount of other receipts (received since the preceding distribution) being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust outstanding and a year to date summary of all distributions paid on said Units. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder of a Trust a statement with respect to such Trust (i) as to the Interest Account: interest received (including amounts representing interest received upon any disposition of Bonds), and, except for any State Trust, the percentage of such interest by states in which the issuers of the Bonds are located, deductions for fees and expenses of such Trust, redemption of Units and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Principal Account: the dates of disposition of any Bonds and the net proceeds received therefrom (excluding any portion representing accrued interest), the amount paid for purchase of Replacement Bonds, the amount paid upon redemption of Units, deductions for payment of applicable taxes and fees and expenses of the Trustee, and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Bonds held and the number of Units outstanding on the last business day of such calendar year; (iv) the Unit Value based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding. Each annual statement will reflect pertinent information in respect of all plans of distribution so that Unitholders may be informed regarding the results of other plans of distribution.

UNIT VALUE AND EVALUATION

The value of each Trust is determined by the Sponsor on the basis of (1) the cash on hand in the Trust or moneys in the process of being collected, (2) the value of the Bonds in the Trust based on the BID prices of the Bonds and (3) interest accrued thereon not subject to collection, LESS (1) amounts representing taxes or governmental charges payable out of the Trust and (2) the accrued expenses of the Trust. The result of such computation is divided by the number of Units of such Trust outstanding as of the date thereof to determine the per Unit value ("Unit Value") of such Trust. The Sponsor may determine the value of the Bonds in each Trust (1) on the basis of current BID prices of the Bonds obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Trust, (2) if bid prices are not available for any of the Bonds, on the basis of bid prices for comparable bonds, (3) by causing the value of the Bonds to be determined by others engaged in the practice of evaluating, quoting or appraising comparable bonds or (4) by any combination of the above. Although the Unit Value of each Trust is based on the BID prices of the Bonds, the Units are sold initially to the public at the Public Offering Price based on the OFFERING prices of the Bonds.

    Because the insurance obtained by the Sponsor or by the issuers of Bonds with respect to the Bonds in the Insured Trusts and with respect to insured Bonds in Traditional Trusts is effective so long as such Bonds are outstanding, such insurance will be taken into account in determining the bid and offering prices of such Bonds and therefore some value attributable to such insurance will be included in the value of Units of Trusts that include such Bonds.

HOW UNITS OF THE TRUSTS ARE DISTRIBUTED TO THE PUBLIC

John Nuveen & Co. Incorporated is the Sponsor and sole Underwriter of the Units. It is the intention of the Sponsor to qualify Units of National, Long Intermediate, Intermediate, Short Intermediate and Short Term Trusts for sale under the laws of substantially all of the states of the United States of America, and Units of State Trusts only in the state for which the Trust is named and selected other states.

    Promptly following the deposit of Bonds in exchange for Units of the Trusts, it is the practice of the Sponsor to place all of the Units as collateral for a letter or letters of credit from one or more commercial banks under an agreement to release such Units from time to time as needed for distribution. Under such an arrangement the Sponsor pays such banks compensation based on the then current interest rate. This is a normal warehousing arrangement during the period of distribution of the Units to public investors. To facilitate the handling of transactions, sales of Units shall be limited to transactions involving a minimum of either $5,000 or 50 Units, whichever is less. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

    The Sponsor plans to allow a  discount to brokers and dealers in  connection
with   the  primary  distribution   of  Units  and   also  in  secondary  market
transactions. The primary market discounts are as follows:

                                                         DISCOUNT PER UNIT
                                --------------------------------------------------------------------
                                 NATIONAL    LONG INTER-                  SHORT INTER-
                                AND STATE      MEDIATE     INTERMEDIATE      MEDIATE     SHORT TERM
NUMBER OF UNITS*                  TRUSTS       TRUSTS         TRUSTS         TRUSTS        TRUSTS
------------------------------  ----------  -------------  -------------  -------------  -----------
Less than 500.................    $3.20         $2.90          $2.70          $2.00         $1.50
500 but less than 1,000.......     3.20         2.90           2.70           2.00          1.50
1,000 but less than 2,500.....     3.20         2.70           2.50           1.80          1.30
2,500 but less than 5,000.....     3.20         2.45           2.25           1.55          1.05
5,000 but less than 10,000....     2.50         2.45           2.25           1.55          1.05
10,000 but less than 25,000...     2.00         2.00           2.00           1.30           .80
25,000 but less than 50,000...     1.75         1.75           1.75           1.30           .60
50,000 or more................     1.75         1.50           1.50           1.00           .60

*Breakpoint sales charges and related dealer concessions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000 etc. and will be applied on that basis which is more favorable to the purchaser.

    The Sponsor currently intends to maintain a secondary market for Units of each Trust. See "MARKET FOR UNITS." The amount of the dealer concession on secondary market purchases of Trust Units through the Sponsor will be computed based upon the value of the Bonds in the Trust portfolio, including the sales charge computed as described in "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?", and adjusted to reflect the cash position of the Trust principal account, and will vary with the size of the purchase as shown in the following table:

                                                               AMOUNT OF PURCHASE*
                            -----------------------------------------------------------------------------------------
                                        $50,000   $100,000   $250,000   $500,000   $1,000,000  $2,500,000
                              UNDER       TO         TO         TO         TO          TO          TO      $5,000,000
YEARS TO MATURITY            $50,000    $99,999   $249,999   $499,999   $999,999   $2,499,999  $4,999,999   OR MORE
--------------------------  ---------  ---------  ---------  ---------  ---------  ----------  ----------  ----------
Less than 1...............      0          0          0          0          0          0           0           0
1 but less than 2.........    1.00%      .90%       .85%       .80%       .70%        .55%       .467%       .389%
2 but less than 3.........    1.30%      1.20%      1.10%      1.00%      .90%        .73%       .634%       .538%
3 but less than 4.........    1.60%      1.45%      1.35%      1.25%      1.10%       .90%       .781%       .662%
4 but less than 5.........    2.00%      1.85%      1.75%      1.55%      1.40%      1.25%       1.082%      .914%
5 but less than 7.........    2.30%      2.15%      1.95%      1.80%      1.65%      1.50%       1.320%      1.140%
7 but less than 10........    2.60%      2.45%      2.25%      2.10%      1.95%      1.70%       1.496%      1.292%
10 but less than 13.......    3.00%      2.80%      2.60%      2.45%      2.30%      2.00%       1.747%      1.494%
13 but less than 16.......    3.25%      3.15%      3.00%      2.75%      2.50%      2.15%       1.878%      1.606%
16 or more................    3.50%      3.50%      3.40%      3.35%      3.00%      2.50%       2.185%      1.873%

 *Breakpoint sales charges and related dealer concessions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000, etc., and will be applied on that basis which is more favorable to the purchaser.

    The Sponsor reserves the right to change the foregoing dealer concessions from time to time.

    Registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, and bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, are not entitled to receive any dealer concession for primary or secondary market purchases in which an investor purchases any number of Units at the Public Offering Price for non-breakpoint purchases minus the concession the sponsor typically allows to brokers and dealers for non-breakpoint purchases (see "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?").

    Certain commercial banks are making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts shown in the above table. The Glass-Steagall Act prohibits banks from underwriting Trust Units; the Act does, however, permit certain agency transactions and banking regulators have not indicated that these particular agency transactions are not permitted under the Act. In Texas and in certain other states, any bank making Units available must be registered as a broker-dealer under state law.

OWNERSHIP AND TRANSFER OF UNITS

The ownership of Units is evidenced by book entry positions recorded on the books and records of the Trustee unless the Unitholder expressly requests that the purchased Units be evidenced in Certificate form. The Trustee is authorized to treat as the owner of Units that person who at the time is registered as such on the books of the Trustee. Any Unitholder who holds a Certificate may change to book entry ownership by submitting to the Trustee the Certificate along with a written request that the Units represented by such Certificate be held in book entry form. Likewise, a Unitholder who holds Units in book entry form may obtain a Certificate for such Units by written request to the Trustee. Units may be held in denominations of one Unit or any multiple or fraction thereof. Fractions of Units are computed to three decimal places. Any Certificates issued will be numbered serially for identification, and are issued in fully registered form, transferable only on the books of the Trustee. Book entry Unitholders will receive a Book Entry Position Confirmation reflecting their ownership.

    For Trusts allowing optional plans of distribution, Certificates for Units will bear an appropriate notation on their face indicating which plan of distribution has been selected. When a change is made, the existing Certificates must be surrendered to the Trustee and new Certificates issued to reflect the currently effective plan of distribution. There will be no charge for this service. Holders of book entry Units can change their plan of distribution by making a written request to the Trustee, which will issue a new Book Entry Position Confirmation to reflect such change.

    Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by Certificate(s), by presenting and surrendering such Certificate(s) to the Trustee, at its address listed on the back cover of this Part B of the Prospectus, properly endorsed or accompanied by a written instrument or instruments of transfer. The Certificate(s) should be sent registered or certified mail for the protection of the Unitholder. Each Unitholder must sign such written request, and such Certificate(s) or transfer instrument, exactly as his name appears on (a) the face of the Certificate(s) representing the Units to be transferred, or (b) the Book Entry Position Confirmation(s) relating to the Units to be transferred. Such signature(s) must be guaranteed by a guarantor acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Mutilated Certificates must be surrendered to the Trustee in order for a replacement Certificate to be issued. Although at the date hereof no charge is made and none is contemplated, a Unitholder may be required to pay $2.00 to the Trustee for each Certificate reissued or transfer of Units requested and to pay any governmental charge which may be imposed in connection therewith.

REPLACEMENT OF LOST, STOLEN OR DESTROYED CERTIFICATES.

    To obtain a new Certificate replacing one that has been lost, stolen, or destroyed, the Unitholder must furnish the Trustee with sufficient indemnification and pay such expenses as the Trustee may incur. This indemnification must be in the form of an Open Penalty Bond of Indemnification. The premium for such an indemnity bond may vary, but currently amounts to 1% of the market value of the Units represented by the Certificate. In the case however, of a Trust as to which notice of termination has been given, the premium currently amounts to 0.5% of the market value of the Units represented by such Certificate.

HOW UNITS MAY BE REDEEMED WITHOUT CHARGE

Unitholders may redeem all or a portion of their Units by (1) making a written request for such redemption (book entry Unitholders may use the redemption form on the reverse side of their Book Entry Position Confirmation) to the Trustee at its address listed on the back cover of this Part B of the Prospectus (redemptions of 1,000 Units or more will require a signature guarantee), (2) in the case of Units evidenced by a Certificate, by also tendering such Certificate to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signatures guaranteed as explained above, or provide satisfactory indemnity required in connection with lost, stolen or destroyed Certificates and (3) payment of applicable governmental charges, if any. Certificates should be sent only by registered or certified mail to minimize the possibility of their being lost or stolen. (See "OWNERSHIP AND TRANSFER OF UNITS".) No redemption fee will be charged. A Unitholder may authorize the Trustee to honor telephone instructions for the redemption of Units held in book entry form. Units represented by Certificates may not be redeemed by telephone. The proceeds of Units redeemed by telephone will be sent by check either to the Unitholder at the address specified on his account or to a financial institution specified by the Unitholder for credit to the account of the Unitholder. A Unitholder wishing to use this method of redemption must complete a Telephone Redemption Authorization Form and furnish the Form to the Trustee. Telephone Redemption
Authorization Forms can be obtained from a Unitholder's registered representative or by calling the Trustee. Once the completed Form is on file, the Trustee will honor telephone redemption requests by any person. The time a telephone redemption request is received determines the "date of tender" as discussed below. The redemption proceeds will be mailed within three business days following the telephone redemption request. Only Units held in the name of individuals may be redeemed by telephone; accounts registered in broker name, or accounts of corporations or fiduciaries (including among others, trustees, guardians, executors and administrators) may not use the telephone redemption privilege.

    On the third business day following the date of tender, the Unitholder will be entitled to receive in cash for each Unit tendered an amount equal to the Unit Value of such Trust determined by the Trustee, as of 4:00 p.m. eastern time on the date of tender as defined hereafter, plus accrued interest to, but not including, the third business day after the date of tender ("Redemption Price"). The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Bonds on the date of tender. Unitholders should check with the Trustee or their broker to determine the Redemption Price before tendering Units.

    The "date of tender" is deemed to be the date on which the request for redemption of Units is received in proper form by the Trustee, except that as regards a redemption request received after 4:00 p.m. eastern time or on any day on which the New York Stock Exchange (the "Exchange") is normally closed, the date of tender is the next day on which such Exchange is normally open for trading and such request will be deemed to have been made on such day and the redemption will be effected at the Redemption Price computed on that day.

    Accrued interest paid on redemption shall be withdrawn from the Interest Account of the appropriate Trust or, if the balance therein is insufficient, from the Principal Account of such Trust. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell underlying Bonds of a Trust in order to make funds available for redemption. (See "HOW BONDS MAY BE REMOVED FROM THE TRUSTS.") Units so redeemed shall be cancelled. To the extent that Bonds are sold from a Trust, the size and diversity of such Trust will be reduced. Such sales may be required at a time when Bonds would not otherwise be sold and might result in lower prices than might otherwise be realized.

    The Redemption Price is determined on the basis of the BID prices of the Bonds in each Trust, while the initial Public Offering Price of Units will be determined on the basis of the OFFERING prices of the Bonds as of 4:00 p.m. eastern time on any day on which the Exchange is normally open for trading and such determination is made. As of any given time, the difference between the bid and offering prices of such Bonds may be expected to average 1/2% to 2% of principal amount. In the case of actively traded Bonds, the difference may be as little as 1/4 to 1/2 of 1%, and in the case of inactively traded Bonds such difference usually will not exceed 3%.

    The right of redemption may be suspended and payment postponed for any period during which the Securities and Exchange Commission determines that trading in the municipal bond market is restricted or an emergency exists, as a result of which disposal or evaluation of the Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit.

    Under regulations issued by the Internal Revenue Service, the Trustee will be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing his or her tax return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker at the time the Certificate or Book Entry Return Confirmation is issued, and this number is printed on the Certificate or Book Entry Return Confirmation and on distribution statements. If a Unitholder's tax identification number does not appear as described above, or if it is incorrect, the Unitholder should contact the Trustee before redeeming Units to determine what action, if any, is required to avoid this "back-up withholding."

HOW UNITS MAY BE PURCHASED BY THE SPONSOR

The Trustee will notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which payment would otherwise have been made by the Trustee. (See "HOW UNITS MAY BE REDEEMED WITHOUT CHARGE.") The Sponsor's current practice is to bid at the Redemption Price in the secondary market. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

HOW BONDS MAY BE REMOVED FROM THE TRUSTS

Bonds will be removed from a Trust as they mature or are redeemed by the issuers thereof. See Part A of this Prospectus and "RISK FACTORS" for a discussion of call provisions of portfolio Bonds.

    The Indenture also empowers the Trustee to sell Bonds for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which income may not be available. Under the Indenture the Sponsor is obligated to provide the Trustee with a current list of Bonds in each Trust to be sold in such circumstances. In deciding which Bonds should be sold the Sponsor intends to consider, among other things, such factors as: (1) market conditions; (2) market prices of the Bonds; (3) the effect on income distributions to Unitholders of the sale of various Bonds; (4) the effect on principal amount of underlying Bonds per Unit of the sale of various Bonds; (5) the financial condition of the issuers; and (6) the effect of the sale of various Bonds on the investment character of the Trust. Such sales, if required, could result in the sale of Bonds by the Trustee at prices less than original cost to the Trust. To the extent Bonds are sold, the size and diversity of such Trust will be reduced.

    In addition, the Sponsor is empowered to direct the Trustee to liquidate Bonds upon the happening of certain other events, such as default in the payment of principal and/or interest, an action of the issuer that will adversely affect its ability to continue payment of the principal of and interest on its Bonds, or an adverse change in market, revenue or credit factors affecting the investment character of the Bonds. If a default in the payment of the principal of and/or interest on any of the Bonds occurs, and if the Sponsor fails to instruct the Trustee whether to sell or continue to hold such Bonds within 30 days after notification by the Trustee to the Sponsor of such default, the Indenture provides that the Trustee shall liquidate said Bonds forthwith and shall not be liable for any loss so incurred. The Sponsor may also direct the Trustee to liquidate Bonds in a Trust if the Bonds in the Trust are the subject of an advanced refunding, generally considered to be when refunding bonds are issued and the proceeds thereof are deposited in irrevocable trust to retire the refunded Bonds on their redemption date.

    Except as stated in "COMPOSITION OF TRUSTS" regarding the limited right of substitution of Replacement Bonds for Failed Bonds, and except for refunding securities that may be exchanged for Bonds under certain conditions specified in the Indenture, the Indenture does not permit either the Sponsor or the Trustee to acquire or deposit bonds either in addition to, or in substitution for, any of the Bonds initially deposited in a Trust.

INFORMATION ABOUT THE TRUSTEE

The Trustee and its address are stated on the back cover of this Part B of the Prospectus. The Trustee is subject to supervision and examination by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and either the Comptroller of the Currency or state banking authorities.

LIMITATIONS ON LIABILITIES OF SPONSOR AND TRUSTEE

    The Sponsor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own negligence, lack of good faith or willful misconduct. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Bonds. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

    The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Bonds or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of any Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

SUCCESSOR TRUSTEES AND SPONSORS

    The Trustee or any successor trustee may resign by executing an instrument of resignation in writing and filing same with the Sponsor and mailing a copy of a notice of resignation to all Unitholders then of record. Upon receiving such notice, the Sponsor is required to promptly appoint a successor trustee. If the Trustee becomes incapable of acting or is adjudged a bankrupt or insolvent, or a receiver or other public officer shall take charge of its property or affairs, the Sponsor may remove the Trustee and appoint a successor by written instrument. The resignation or removal of a trustee and the appointment of a successor trustee shall become effective only when the successor trustee accepts its appointment as such. Any successor trustee shall be a corporation authorized to exercise corporate trust powers, having capital, surplus and undivided profits of not less than $5,000,000. Any corporation into which a trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a trustee shall be a party, shall be the successor trustee.

    If upon resignation of a trustee no successor has been appointed and has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor.

    If the Sponsor fails to undertake any of its duties under the Indenture, and no express provision is made for action by the Trustee in such event, the Trustee may, in addition to its other powers under the Indenture (1) appoint a successor sponsor or (2) terminate the Indenture and liquidate the Trusts.

INFORMATION ABOUT THE SPONSOR

John Nuveen & Co. Incorporated, the Sponsor and Underwriter, was founded in 1898 and is the oldest and largest investment banking firm specializing in the underwriting and distribution of tax-exempt securities and maintains the largest research department in the investment banking community devoted exclusively to the analysis of municipal securities. In 1961 the Sponsor began sponsoring the Nuveen Tax-Exempt Unit Trust and, since this time, it has issued more than $30 billion in tax-exempt unit trusts, including over $8 billion in insured trusts. The Sponsor is also principal underwriter of 16 mutual funds and 60 closed-end funds. These registered open-end and closed-end investment companies currently have approximately $32.8 billion in tax-exempt securities under management. Nationwide, more than 1,000,000 individual investors have purchased Nuveen's tax exempt trusts and funds. The present corporation was organized in 1967 as a wholly-owned subsidiary of Nuveen Corporation, successor to the original John Nuveen & Co. founded in 1898 as a sole proprietorship and incorporated in 1953. In 1974, John Nuveen & Co. Incorporated became a wholly-owned subsidiary of The St. Paul Companies, Inc., a financial services management company located in St. Paul, Minnesota. On May 19, 1992, common shares comprising a minority interest in The John Nuveen Company ("JNC"), a newly organized corporation which holds all of the shares of Nuveen, were sold to the general public in an initial public offering. St. Paul retains a controlling interest in JNC with over 70% of JNC's shares. The Sponsor is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal offices located in Chicago (333 W. Wacker Drive) and New York (Swiss Bank Tower, 10 East 50th Street). It maintains 14 regional offices.

    To help advisers and investors better understand and more efficiently use an investment in the Trust to reach their investment goals, the Sponsor may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Trust, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Trust's sponsor may produce software or additional sales literature to promote the advantages of using the Trust to meet these and other specific investor needs.

OTHER INFORMATION
AMENDMENT OF INDENTURE

    The Indenture may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or (2) to make such other provisions as shall not adversely affect the Unitholders, provided, however, that the Indenture may not be amended to increase the number of Units in any Trust or to permit the deposit or acquisition of bonds either in addition to, or in substitution for any of the Bonds initially deposited in any Trust except as stated in "COMPOSITION OF TRUSTS" regarding the limited right of substitution of Replacement Bonds and except for the substitution of refunding bonds under certain circumstances. The Trustee shall advise the Unitholders of any amendment promptly after execution thereof.

TERMINATION OF INDENTURE

    Each Trust may be liquidated at any time by written consent of 100% of the Unitholders or by the Trustee when the value of such Trust, as shown by any evaluation, is less than 20% of the original principal amount of such Trust and will be liquidated by the Trustee in the event that Units not yet sold aggregating more than 60% of the Units originally created are tendered for redemption by the Sponsor thereby reducing the net worth of such Trust to less than 40% of the principal amount of the Bonds originally deposited in the portfolio. (See "Essential Information" appearing in Part A of this Prospectus.) The sale of Bonds from the Trusts upon termination may result in realization of a lesser amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount of Bonds originally represented by the Units held by such Unitholder. The Indenture will terminate upon the redemption, sale or other disposition of the last Bond held thereunder, but in no event shall it continue beyond the end of the calendar year preceding the fiftieth anniversary of its execution for National and State Trusts, beyond the end of the calendar year preceding the twentieth anniversary of its execution for Long Intermediate, and Intermediate Trusts or beyond the end of the calendar year preceding the tenth anniversary of its execution for Short Intermediate and Short Term Trusts.

    Written notice of any termination specifying the time or times at which Unitholders may surrender their Certificates, if any, for cancellation shall be given by the Trustee to each Unitholder at the address appearing on the registration books of the Trust maintained by the Trustee. Within a reasonable time thereafter the Trustee shall liquidate any Bonds in the Trust then held and shall deduct from the assets of the Trust any accrued costs, expenses or indemnities provided by the Indenture which are allocable to such Trust, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. The Trustee shall then distribute to Unitholders of such Trust their pro rata share of the balance of the Interest and Principal Accounts. With such distribution the Unitholders shall be furnished a final distribution statement, in substantially the same form as the annual distribution statement, of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.

LEGAL OPINION

    The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603. Special counsel for the Trusts for respective state tax matters are named in "Tax Status" for each Trust appearing in Part A of this Prospectus. Carter, Ledyard & Milburn, 2 Wall Street, New York, New York 10005, has acted as counsel for the Trustee with respect to the Series, and, in the absence of a New York Trust from the Series, as special New York tax counsel for the Series.

AUDITORS

    The "Statement of Condition" and "Schedule of Investments" at Date of Deposit included in Part A of this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report in Part A of this Prospectus, and are included herein in reliance upon the authority of said firm as experts in giving said report.

SUPPLEMENTAL INFORMATION

    Upon written or telephonic request to the Trustee, investors will receive at no cost to the investor supplemental information about this Trust, which has been filed with the Securities and Exchange Commission and is intended to supplement information contained in Part A and Part B of this Prospectus. The supplemental information includes more detailed information concerning certain of the Bonds included in the Trusts contained in the applicable Series and more specific risk information concerning the individual state Trusts. This supplement also includes additional general information about the Sponsor and the Trusts.

                         NUVEEN  Tax-Exempt Unit Trusts

                              PROSPECTUS -- PART B
                               SEPTEMBER 1, 1995

                 SPONSOR             John Nuveen & Co. Incorporated
                                     333 West Wacker Drive
                                     Chicago, IL 60606-1286
                                     Telephone: 312.917.7700

                                     Swiss Bank Tower
                                     10 East 50th Street
                                     New York, NY 10022
                                     212.207.2000

                 TRUSTEE             The Chase Manhattan Bank, N.A.
                                     770 Broadway
                                     New York, NY 10003
                                     800.257.8787

           LEGAL COUNSEL             Chapman and Cutler
              TO SPONSOR             111 West Monroe Street
                                     Chicago, IL 60603

             INDEPENDENT             Arthur Andersen LLP
                  PUBLIC             33 West Monroe Street
             ACCOUNTANTS             Chicago, IL 60603
          FOR THE TRUSTS

                                 --------------

           Except  as to  statements made herein  furnished by  the Trustee, the
Trustee  has  assumed   no  responsibility  for   the  accuracy,  adequacy   and
completeness of the information contained in this Prospectus.

           This Prospectus does not contain all of the information set forth in the registration statement and exhibits relating thereto, filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933, and to which reference is made.

           No person is authorized to give any information or to make representations not contained in this Prospectus or in supplemental information or sales literature prepared by the Sponsor, and any information or representation not contained therein must not be relied upon as having been authorized by either the Trusts, the Trustee or the Sponsor. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any State to any person to whom it is not lawful to make such offer in such state. The Trusts are registered as a Unit Investment Trust under the Investment Company Act of 1940. Such registration does not imply that the Trusts or any of their Units has been guaranteed, sponsored, recommended or approved by the United States or any State or agency or officer thereof.

                         NUVEEN TAX-EXEMPT UNIT TRUSTS

                 ---------------------------------------------

                             INFORMATION SUPPLEMENT

                               NUVEEN SERIES 826

                This   Information  Supplement  provides  additional
            information concerning the structure, operations and risks of a Nuveen Tax-Exempt Unit Trust not found in the prospectuses for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing ("Prospectus"). Copies of the Prospectus can be obtained by calling or writing the Trustee at the telephone number and address indicated in Part B of the Prospectus. This Information Supplement has been created to supplement information contained in the Prospectus.

                This  Information Supplement is  dated September 20,
            1995.  Capitalized  terms  have  been  defined  in   the
            Prospectus.

                               TABLE OF CONTENTS

               --------------------------------------------------

GENERAL RISK DISCLOSURE.....................................................           2
  Health Facility Obligations...............................................           2
  Housing Obligations.......................................................           2
  Single Family Mortgage Revenue Bonds......................................           2
  Federally Enhanced Obligations............................................           3
  Industrial Revenue Obligations............................................           3
  Electric Utility Obligations..............................................           3
  Transportation Facility Revenue Bonds.....................................           4
  Water and/or Sewerage Obligations.........................................           4
  University and College Revenue Obligations................................           4
  Bridge Authority and Tollroad Obligations.................................           4
  Dedicated-Tax Supported Bonds.............................................           4
  Municipal Lease Bonds.....................................................           5
  Original Issue Discount Bonds and Stripped Obligations....................           5
WHY AND HOW ARE THE BONDS INSURED?..........................................           6
ACCUMULATION PLAN...........................................................           8
INFORMATION ABOUT THE SPONSOR...............................................          10
DESCRIPTION OF RATINGS......................................................          11
Appendix A -- National Disclosure...........................................         A-1
Appendix B -- New York Disclosure...........................................         B-1
Appendix C -- Ohio Disclosure...............................................         C-1

GENERAL RISK DISCLOSURE

    An investment in Units of any Trust should be made with an understanding of the risks that such an investment may entail. These include the ability of the issuer, or, if applicable, an insurer, to make payments of interest and principal when due, the effects of changes in interest rates generally, early call provisions and the potential for changes in the tax status of the Bonds. As set forth in the portfolio summaries in Part A of this Prospectus, the Trusts may contain or be concentrated in one or more of the types of bonds discussed below. The following paragraphs discuss certain circumstances which may adversely affect the ability of issuers of Bonds held in the portfolio of a Trust to make payment of principal and interest thereon or which may adversely affect the ratings of such Bonds; with respect to Insured Trusts, however, because of the insurance obtained by the Sponsor or by the issuers of the Bonds, such changes should not adversely affect an Insured Trust's receipt of principal and interest, the Standard & Poor's AAA or Moody's Aaa ratings of the Bonds in the Insured Trust portfolio, or the Standard & Poor's AAA rating of the Units of each such Insured Trust. For economic risks specific to the individual Trusts, see "Risk Factors" for each Trust.

    HEALTH FACILITY OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are derived from services provided by hospitals or other health care facilities, including nursing homes. Ratings of bonds issued for health care facilities are sometimes based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, an increasing shortage of qualified nurses or a dramatic rise in nursing salaries, physicians' confidence in the facility, management capabilities, economic developments in the service area, competition from other similar providers, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance, and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs. Medicare reimbursements are currently calculated on a prospective basis and are not based on a provider's actual costs. Such method of reimbursement may adversely affect reimbursements to hospitals and other facilities for services provided under the Medicare program and thereby may have an adverse effect on the ability of such institutions to satisfy debt service requirements. In the event of a default upon a bond secured by hospital facilities, the limited alternative uses for such facilities may result in the recovery upon such collateral not providing sufficient funds to fully repay the bonds.

    Certain hospital bonds provide for redemption at par upon the damage, destruction or condemnation of the hospital facilities or in other special circumstances.

    HOUSING OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from mortgage loans to housing projects for low to moderate income families. Such issues are generally characterized by mandatory redemption at par or, in the case of original issue discount bonds, accreted value in the event of economic defaults and in the event of a failure of the operator of a project to comply with certain covenants as to the operation of the project. The failure of such operator to comply with certain covenants related to the tax-exempt status of interest on the Bonds, such as provisions requiring that a specified percentage of units be rented or available for rental to low or moderate income families, potentially could cause interest on such Bonds to be subject to Federal income taxation from the date of issuance of the Bonds. The ability of such issuers to make debt service payments will be affected by events and conditions affecting financed projects, including, among other things, the achievement and maintenance of sufficient occupancy levels and adequate rental income, employment and income conditions prevailing in local labor markets, increases in taxes, utility costs and other operating expenses, the managerial ability of project managers, changes in laws and governmental regulations, the appropriation of subsidies, and social and economic trends affecting the localities in which the projects are located. Occupancy of such housing projects may be adversely affected by high rent levels and income limitations imposed under Federal and state programs.

    SINGLE FAMILY MORTGAGE REVENUE BONDS. Some of the Bonds in a Trust may be single family mortgage revenue bonds, which are issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. The redemption price of such issues may be more or less than the offering price of such bonds. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. Single family mortgage revenue bonds issued after December 31, 1980 were issued under Section 103A of the Internal Revenue Code of 1954, as amended, or Section 143 of the Internal Revenue Code of 1986, which Sections contain certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case, the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. There can be no assurance that such continuing requirements will be satisfied; the failure to meet such requirements could cause interest on the Bonds to be subject to Federal income taxation, possibly from the date of issuance of the Bonds.

    FEDERALLY ENHANCED OBLIGATIONS. Some of the mortgages which secure the various health care or housing projects which underlie the previously discussed Health Facility, Housing, and Single Family Mortgage Revenue Obligations (the "Obligations") in a Trust may be insured by the Federal Housing Administration ("FHA"). Under FHA regulations, the maximum insurable mortgage amount cannot exceed 90% of the FHA's estimated value of the project. The FHA mortgage insurance does not constitute a guarantee of timely payment of the principal of and interest on the Obligations. Payment of mortgage insurance benefits may be
(1) less than the principal amount of Obligations outstanding or (2) delayed if disputes arise as to the amount of the payment or if certain notices are not given to the FHA within the prescribed time periods. In addition, some of the previously discussed Obligations may be secured by mortgage-backed certificates guaranteed by the Government National Mortgage Association ("GNMA"), a wholly owned corporate instrumentality of the United States, and/or the Federal National Mortgage Association ("Fannie Mae") a federally chartered and stockholder-owed corporation. GNMA and Fannie Mae guarantee timely payment of principal and interest on the mortgage-backed certificates, even where the underlying mortgage payments are not made. While such mortgage-backed certificates are often pledged to secure payment of principal and interest on the Obligations, timely payment of interest and principal on the Obligations is not insured or guaranteed by the United States, GNMA, Fannie Mae or any other governmental agency or instrumentality. The GNMA mortgage-backed certificates constitute a general obligation of the United States backed by its full faith and credit. The obligations of Fannie Mae, including its obligations under the Fannie Mae mortgage-backed securities, are obligations solely of Fannie Mae and are not backed by, or entitled to, the full faith and credit of the United States.

    INDUSTRIAL REVENUE OBLIGATIONS. Certain of the Bonds in a Trust may be industrial revenue bonds ("IRBs"), including pollution control revenue bonds, which are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various industrial projects. These projects are usually operated by corporate entities. Issuers are obligated only to pay amounts due on the IRBs to the extent that funds are available from the unexpended proceeds of the IRBs or receipts or revenues of the issuer under an arrangement between the issuer and the corporate operator of a project. The arrangement may be in the form of a lease, installment sale agreement, conditional sale agreement or loan agreement, but in each case the payments to the issuer are designed to be sufficient to meet the payments of amounts due on the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project and, if applicable, corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may have an impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such Bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such Bonds, even though no actual takeover or other action is ever contemplated or effected. The IRBs in a Trust may be subject to special or extraordinary redemption provisions which may provide for redemption at par or, in the case of original issue discount bonds, accreted value. The Sponsor cannot predict the causes or likelihood of the redemption of IRBs in a Trust prior to the stated maturity of such Bonds.

    ELECTRIC UTILITY OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from the sale of electric energy. The problems faced by such issuers include the difficulty in obtaining approval for timely and adequate rate increases from the applicable public utility commissions, the difficulty of financing large construction programs, increased competition, reductions in estimates of future demand for electricity in certain areas of the country, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Bonds in a Trust to make payments of principal and/or interest on such Bonds.

    TRANSPORTATION FACILITY REVENUE BONDS. Some of the Bonds in a Trust may be obligations of issuers which are payable from and secured by revenues derived from the ownership and operation of airports, public transit systems and ports. The major portion of an airport's gross operating income is generally derived from fees received from airlines pursuant to use agreements which consist of annual payments for airport use, occupancy of certain terminal space, service fees and leases. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines are experiencing severe financial difficulties. In particular, facilities with use agreements involving airlines experiencing financial difficulty may experience a reduction in revenue due to the possible inability of these airlines to meet their use agreement obligations because of such financial difficulties and possible bankruptcy. The Sponsor cannot predict what effect these industry conditions may have on airport revenues which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Bonds that are secured primarily by the revenue collected by a public transit system typically are additionally secured by a pledge of sales tax receipts collected at the state or local level, or of other governmental financial assistance. Transit system net revenues will be affected by variations in utilization, which in turn may be affected by the degree of local governmental subsidization, demographic and population shifts, and competition from other forms of transportation; and by increased costs, including costs resulting from previous deferrals of maintenance. Port authorities derive their revenues primarily from fees imposed on ships using the facilities. The rate of utilization of such facilities may fluctuate depending on the local economy and on competition from competing forms of transportation such as air, rail and trucks.

    WATER AND/OR SEWERAGE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Such Bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances. All of such issuers have been experiencing certain of these problems in varying degrees.

    UNIVERSITY AND COLLEGE REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers which are, or which govern the operation of, colleges and universities and whose revenues are derived mainly from tuition, dormitory revenues, grants and endowments. General problems of such issuers include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers. All of such issuers have been experiencing certain of these problems in varying degrees.

    BRIDGE AUTHORITY AND TOLLROAD OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers which derive their payments from bridge, road or tunnel toll revenues. The revenues of such an issuer could be adversely affected by competition from toll-free vehicular bridges and roads and alternative modes of transportation. Such revenues could also be adversely affected by a reduction in the availability of fuel to motorists or significant increases in the costs thereof. Specifically, governmental regulations restricting the use of vehicles in the New York City metropolitan area may adversely affect revenues of the Triborough Bridge and Tunnel Authority.

    DEDICATED-TAX SUPPORTED BONDS. Some of the Bonds in a Trust may be obligations of issuers which are payable from and secured by tax revenues from a designated source, which revenues are pledged to secure the bonds. The various types of Bonds described below differ in structure and with respect to the rights of the bondholders to the underlying property. Each type of dedicated-tax supported Bond has distinct risks, only some of which are set forth below. One type of dedicated-tax supported Bond is secured by the incremental tax received on either real property or on sales within a specifically defined geographical area; such tax generally will not provide bondholders with a lien on the underlying property or revenues. Another type of dedicated-tax supported Bond is secured by a special tax levied on real property within a defined geographical area in such a manner that the tax is levied on those who benefit from the project; such bonds typically provide for a statutory lien on the underlying property for unpaid taxes. A third type of dedicated-tax supported Bond may be secured by a tax levied upon the manufacture, sale or consumption of commodities or upon the license to pursue certain occupations or upon corporate privileges within a taxing jurisdiction. As to any of these types of Bonds, the ability of the designated revenues to satisfy the interest and principal payments on such bonds may be affected by changes in the local economy, the financial success of the enterprise responsible for the payment of the taxes, the value of any property on which taxes may be assessed and the ability to collect such taxes in a timely fashion. Each of these factors will have a different affect on each distinct type of dedicated-tax supported bonds.

    MUNICIPAL LEASE BONDS. Some of the Bonds in a Trust may be obligations that are secured by lease payments of a governmental entity. Such payments are normally subject to annual budget appropriations of the leasing governmental entity. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby.

    ORIGINAL ISSUE DISCOUNT BONDS AND STRIPPED OBLIGATIONS. Certain of the Bonds in a Trust may be original issue discount bonds. These Bonds were issued with nominal interest rates less than the rates then offered by comparable securities and as a consequence were originally sold at a discount from their face, or par, values. This original issue discount, the difference between the initial purchase price and face value, is deemed under current law to accrue on a daily basis and the accrued portion is treated as tax-exempt interest income for federal income tax purposes. On sale or redemption, gain, if any, realized in excess of the earned portion of original issue discount will be taxable as capital gain. See "What is the Tax Status of Unitholders". The current value of an original issue discount bond reflects the present value of its face amount at maturity. In a stable interest rate environment, the market value of an original issue discount bond would tend to increase more slowly in early years and in greater increments as the bond approached maturity.

    Certain of the original issue discount bonds in a Trust may be zero coupon bonds. Zero coupon bonds do not provide for the payment of any current interest; the buyer receives only the right to receive a final payment of the face amount of the bond at its maturity. The effect of owning a zero coupon bond is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of the obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield, but at the same time also eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality that pay interest currently.

    Original issue discount bonds, including zero coupon bonds, may be subject to redemption at prices based on the issue price plus the amount of original issue discount accreted to redemption (the "accreted value") plus, if applicable, some premium. Pursuant to such call provisions an original issue discount bond may be called prior to its maturity date at a price less than its face value. See the "Schedules of Investments" for more information about the call provisions of portfolio Bonds.

    Certain of the Bonds in a Trust may be Stripped Obligations, which represent evidences of ownership with respect to either the principal amount of or a payment of interest on a tax-exempt obligation. An obligation is "stripped" by depositing it with a custodian, which then effects a separation in ownership between the bond and any interest payment which has not yet become payable, and issues evidences of ownership with respect to such constituent parts. A Stripped Obligation therefore has economic characteristics similar to zero coupon bonds, as described above.

    Each Stripped Obligation has been purchased at a discount from the amount payable at maturity. With respect to each Unitholder, the Internal Revenue Code treats as "original issue discount" that portion of the discount which produces a yield to maturity (as of the date of purchase of the Unitholder's Units) equal to the lower of the coupon rate of interest on the underlying obligation or the yield to maturity on the basis of the purchase price of the Unitholder's Units which is allocable to each Stripped Obligation. Original issue discount which accrues with respect to a Stripped Obligation will be exempt from Federal income taxation to the same extent as interest on the underlying obligations. (See "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.)

    Unitholders should consult their own tax advisers with respect to the state and local tax consequences of owning original issue discount bonds or Stripped Obligations. Under applicable provisions governing determination of state and local taxes, interest on original issue discount bonds or Stripped Obligations may be deemed to be received in the year of accrual even though there is no corresponding cash payment.

WHY AND HOW ARE THE BONDS INSURED?

INSURANCE ON BONDS

INSURED TRUSTS--Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Insured Trust has been obtained by the Sponsor or by the issuers or underwriters of Bonds from the MBIA Insurance Corporation (the "Insurer"). Some of the Bonds in each Insured Trust may be covered by a policy or policies of insurance obtained by the issuers or underwriters of the Bonds from Municipal Bond Insurance Association (the "Association") or Bond Investors Guaranty Insurance Company ("BIG"). The Insurer has issued a policy or policies of insurance covering each of the Bonds in the Insured Trusts, each policy to remain in force until the payment in full of such Bonds and whether or not the Bonds continue to be held by an Insured Trust. By the terms of each policy the Insurer will unconditionally guarantee to the holders or owners of the Bonds the payment, when due, required of the issuer of the Bonds of an amount equal to the principal of and interest on the Bonds as such payments shall become due but not be paid (except that in the event of any acceleration of the due date of principal by reason of mandatory or optional redemption, default or otherwise, the payments guaranteed will be made in such amounts and at such times as would have been due had there not been an acceleration). The Insurer will be responsible for such payments, less any amounts received by the holders or owners of the Bonds from any trustee for the bond issuers or from any other sources other than the Insurer. The Insurer's policies relating to small industrial development bonds and pollution control revenue bonds also guarantee the full and complete payments required to be made by or on behalf of an issuer of Bonds pursuant to the terms of the Bonds if there occurs an event which results in the loss of the tax-exempt status of the interest on such Bonds, including principal, interest or premium payments, if any, as and when thereby required. The Insurer has indicated that its insurance policies do not insure the payment of principal or interest on bonds which are not required to be paid by the issuer thereof because the bonds were not validly issued; as indicated under "What is the Tax Status of Unitholders?" the respective issuing authorities have received opinions of bond counsel relating to the valid issuance of each of the Bonds in the Insured Trusts. The Insurer's policy also does not insure against non-payment of principal of or interest on the Bonds resulting from the insolvency, negligence or any other act or omission of the trustee or other paying agent for the Bonds. The policy is not covered by the Property/Casualty Insurance Security Fund specified in Article 76 of the New York Insurance Law. The policies are non-cancellable and the insurance premiums have been fully paid on or prior to the Date of Deposit, either by the Sponsor or, if a policy has been obtained by a Bond issuer, by such issuer.

    Upon notification from the trustee for any bond issuer or any holder or owner of the Bonds or coupons that such trustee or paying agent has insufficient funds to pay any principal or interest in full when due, the Insurer will be obligated to deposit funds promptly with State Street Bank and Trust Company, N.A., New York, New York, as fiscal agent for the Insurer, sufficient to fully cover the deficit. If notice of nonpayment is received on or after the due date, the Insurer will provide for payment within one business day following receipt of the notice. Upon payment by the Insurer of any Bonds, coupons, or interest payments, the Insurer shall succeed to the rights of the owner of such Bonds, coupons or interest payments with respect thereto.

    The Insurer is the principal operating subsidiary of MBIA, Inc., a New York Stock Exchange listed company. MBIA, Inc. is not obligated to pay the debts of or claims against the Insurer. The Insurer is a limited liability corporation rather than a several liability association. The Insurer is domiciled in the State of New York and licensed to do business in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. The Insurer has one European branch in the Republic of France.

    As of June 30, 1995 the Insurer had admitted assets of $3.6 billion (unaudited), total liabilities of $2.4 billion (unaudited), and total capital and surplus of $1.2 billion (unaudited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of December 31, 1994, the Insurer had admitted assets of $3.4 billion (audited), total liabilities of $2.3 billion (audited), and total capital and surplus of $1.1 billion (audited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. Copies of the Insurer's year end financial statements prepared in accordance with statutory accounting practices are available from the Insurer. The address of the Insurer is 113 King Street, Armonk, New York 10504.

    Each insurance company comprising the Association will be severally and not jointly obligated under the Association policy in the following respective percentages: The AEtna Casualty and Surety Company, 33%; Fireman's Fund Insurance Company, 30%; The Travelers Indemnity Company, 15%; AEtna Insurance Company (now known as CIGNA Property and Casualty Company), 12%; and The Continental Insurance Company, 10%. As a several obligor, each such insurance company will be obligated only to the extent of its percentage of any claim under the Association policy and will not be obligated to pay any unpaid obligation of any other member of the

Association. Each insurance company's participation is backed by all of its assets. However, each insurance company is a multiline insurer involved in several lines of insurance other than municipal bond insurance, and the assets of each insurance company also secure all of its other insurance policy and surety bond obligations.

    The following table sets forth certain unaudited financial information with respect to the five insurance companies comprising the Association. The statistics, which have been furnished by the Association, are as reported by the insurance companies to the New York State Insurance Department and are determined in accordance with statutory accounting principles. No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the date thereof. In addition, these numbers are subject to revision by the New York State Insurance Department which, if revised, could either increase or decrease the amounts.

                      MUNICIPAL BOND INSURANCE ASSOCIATION
      FIVE MEMBER COMPANIES ASSETS AND POLICYHOLDERS' SURPLUS (UNAUDITED)
                           AS OF SEPTEMBER 30, 1994.
                                (000'S OMITTED)

                                                                                   NEW YORK         NEW YORK         NEW YORK
                                                                                   STATUTORY        STATUTORY     POLICYHOLDERS
                                                                                    ASSETS         LIABILITIES       SURPLUS
                                                                                ---------------  ---------------  --------------
The AEtna Casualty & Surety Company...........................................  $    10,030,200  $     8,275,300   $  1,754,900
Fireman's Fund Insurance Company..............................................        6,815,775        4,904,534      1,911,241
The Travelers Indemnity Company...............................................       10,295,359        8,515,392      1,779,967
CIGNA Property and Casualty Company (formerly AEtna Insurance Company)........        5,112,251        4,842,235        270,016
The Continental Insurance Company.............................................        2,794,536        2,449,805        344,731
                                                                                ---------------  ---------------  --------------
        Total.................................................................  $    35,048,121  $    28,987,266   $  6,060,855
                                                                                ---------------  ---------------  --------------
                                                                                ---------------  ---------------  --------------

   Standard & Poor's Corporation rates all new issues insured by the Association "AAA" Prime Grade.

   Moody's Investors Service rates all bond issues insured by the Association "Aaa" and short term loans "MIG 1", both designated to be of the highest quality.

   Each such rating should be evaluated independently of any other rating. No application has been made to any other rating agency in order to obtain additional ratings on the Bonds. The ratings reflect the respective rating agency's current assessment of the creditworthiness of the Association and its ability to pay claims on its policies of insurance. Any further explanation as to the significance of the above ratings may be obtained only from the applicable rating agency.

   Moody's Investors Service rates all bond issues insured by the Insurer "Aaa" and short-term loans "MIG 1," both designated to be of the highest quality.

   Standard & Poor's Ratings Group, a division of McGraw Hill ("Standard & Poor's") rates all new issues insured by the Insurer "AAA" Prime Grade."

   The Moody's Investors Service rating of the Insurer should be evaluated independently of the Standard & Poor's Corporation rating of the Insurer. No application has been made to any other rating agency in order to obtain additional ratings on the Bonds. The ratings reflect the respective rating agency's current assessment of the creditworthiness of the Insurer and its ability to pay claims on its policies of insurance (See "Description of Ratings.") Any further explanation as to the significance of the above ratings may be obtained only from the applicable rating agency.

   The above ratings are not recommendations to buy, sell or hold the Bonds, and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of either or both ratings may have an adverse effect on the market price of the Bonds.

   Because the insurance on the Bonds will be effective so long as the Bonds are outstanding, such insurance will be taken into account in determining the market value of the Bonds and therefore some value attributable to such insurance will be included in the value of the Units of the Insured Trusts. The insurance does not, however, guarantee the market value of the Bonds or of the Units.

TRADITIONAL TRUSTS--Insurance guaranteeing the timely payment, when due, of all principal and interest on certain Bonds in a Traditional Trust may have been obtained by the Sponsor, issuer or underwriter of the particular Bonds involved or by another party. Such insurance, which provides coverage substantially the same as that obtained with respect to Bonds in Insured Trusts as described above, is effective so long as the insured Bond is outstanding and the insurer remains in business. Insurance relates only to the particular Bond and not to the Units offered hereby or to their market value. Insured Bonds have received a rating of "Aaa" by Moody's Investors Service, Inc. and/or "AAA" by Standard & Poor's Corporation in recognition of such insurance.

    If a Bond in a Traditional Trust is insured, the Schedule of Investments in Part A of this Prospectus will identify the insurer. Such insurance will be provided by Financial Guaranty Insurance Company ("FGIC"), AMBAC Indemnity Corporation ("AMBAC"), Bond Investors Guaranty Insurance Company, now known as MBIA Corp. of Illinois ("BIG"), Capital Guaranty Insurance Company ("CGIC"), Financial Security Assurance, Inc. ("FSA"), Municipal Bond Insurance Association (the "Association"), MBIA Insurance Corporation ("MBIA") or Connie Lee Insurance Company ("ConnieLee"). The Sponsor to date has purchased and presently intends to purchase insurance for Bonds in Traditional Trusts exclusively from MBIA (see the preceding disclosure regarding MBIA). There can be no assurance that any insurer listed therein will be able to satisfy its commitments in the event claims are made in the future. However, Standard & Poor's Corporation has rated the claims-paying ability of each insurer "AAA," and Moody's Investors Service has rated all bonds insured by each such insurer, except ConnieLee, "Aaa." Moody's Investor's Service gives no ratings for bonds insured by ConnieLee.

    Because any such insurance will be effective so long as the insured Bonds are outstanding, such insurance will be taken into account in determining the market value of such Bonds and therefore some value attributable to such insurance will be included in the value of the Units of the Trust that includes such Bonds. The insurance does not, however, guarantee the market value of the Bonds or of the Units.

ACCUMULATION PLAN

The Sponsor, John Nuveen & Co. Incorporated, is also the principal underwriter of the Nuveen Municipal Bond Fund, Inc. (the "Bond Fund"), Nuveen Tax-Free Reserves, Inc. ("Tax-Free Reserves"), Nuveen California Tax-Free Fund, Inc. (the "California Fund"), Nuveen Tax-Free Bond Fund, Inc. ("Tax-Free Bond Fund"), Nuveen Insured Tax-Free Bond Fund, Inc. (the "Insured Bond Fund") and Nuveen Tax-Free Money Market Fund, Inc. (the "Money Market Fund") and the Nuveen Multistate Tax-Free Trust (the "Multistate Trust"). Each of these funds (together, the "Accumulation Funds") is an open-end, diversified management investment company into which Unitholders may choose to reinvest Trust distributions automatically, without any sales charge. (Reinvestment in the California Fund is available only to Unitholders who are California residents. Reinvestment in the State Portfolios of the Tax-Free Bond Fund, the Insured Bond Fund, the Money Market Fund and the Multistate Trust is available only to Unitholders who are residents of the states for which such portfolios are named.) Unitholders may reinvest both interest and principal distributions or principal distributions only. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in securities which would not be eligible for deposit in the Trusts. The investment adviser to each Accumulation Fund is Nuveen Advisory Corp., a wholly-owned subsidiary of the Sponsor. The following is a general description of the investment objectives and policies of each Accumulation Fund. For a more detailed description, Unitholders should read the prospectus of the Accumulation Fund in which they are interested.

THE BOND FUND

    The Bond Fund has the objective of providing, through investment in a professionally managed portfolio of long-term municipal bonds, as high a level of current interest income exempt from Federal income tax as is consistent with preservation of capital. The Bond Fund may include in its portfolio tax-exempt bonds rated Baa or BBB or better by Moody's or Standard & Poor's, unrated bonds which, in the opinion of the investment adviser, have credit characteristics equivalent to bonds rated Baa or BBB or better, and certain temporary investments, including securities the interest income from which may be subject to Federal income tax.

TAX-FREE RESERVES

    Tax-Free Reserves is a "money market" fund that includes in its portfolio only obligations maturing within one year from the date of acquisition, maintains an average maturity of all investments of 120 days or less, values its portfolio at amortized cost and seeks to maintain a net asset value of $1.00 per share. It provides checkwriting and expedited wire redemption privileges for its shareholders. Tax-Free Reserves has the objective of providing, through investment in a professionally managed portfolio of high quality short-term municipal obligations, as high a level of current interest income exempt from Federal income tax as is consistent with preservation of capital and the maintenance of liquidity. Tax- Free Reserves may include in its portfolio municipal obligations rated Aaa, Aa, MIG-1, VMIG-1 or Prime-1 by Moody's or AAA, AA, SP-1 or A-1 by Standard & Poor's, unrated municipal obligations that, in the opinion of the investment adviser, have credit characteristics equivalent to obligations rated as above, tax-exempt obligations backed by the U.S. Government, and temporary investments that may be subject to Federal income tax.

THE CALIFORNIA FUND

    The California Fund has the objective of providing, through investment in professionally managed portfolios of California municipal obligations, as high a level of current interest income exempt from both Federal and California income taxes as is consistent with the investment policies of each of the portfolios of the California Fund and with preservation of capital. Each portfolio of the California Fund may include temporary investments that may be subject to tax. California Unitholders may reinvest in one of three portfolios of the California
Fund: The Nuveen California Tax-Free Value Fund, the Nuveen California Insured Tax-Free Value Fund and the Nuveen California Tax-Free Money Market Fund.

    The Nuveen California Tax-Free Value Fund invests primarily in long-term investment grade California tax-exempt bonds (I.E., bonds rated in the four highest categories by Moody's or Standard & Poor's or, if unrated, that have equivalent credit characteristics). The Nuveen California Insured Tax-Free Value Fund invests primarily in the same type of investments as the Special Bond Portfolio, each of which is covered by insurance guaranteeing the timely payment of principal and interest or is backed by a deposit of U.S. Government securities.

    The Nuveen California Tax-Free Money Market Fund invests primarily in high-quality short term California tax- exempt money market instruments (I.E., obligations rated in the two highest categories by Moody's or Standard & Poor's or, if unrated, that have equivalent credit characteristics). This portfolio will include only obligations maturing within one year from the date of acquisition, will maintain an average maturity of all investments of 120 days or less, will value its portfolio at amortized cost and will seek to maintain a net asset value of $1.00 per share. The Nuveen California Tax-Free Money Market Fund provides for an expedited wire redemption privilege.

THE TAX-FREE BOND FUND

    The Tax-Free Bond Fund consists of the Nuveen Massachusetts Tax-Free Value Fund, the Nuveen New York Tax-Free Value Fund, the Nuveen Ohio Tax-Free Value Fund, and the Nuveen New Jersey Tax-Free Value Fund, which are each available for reinvestment to Unitholders who are residents of the state for which such portfolio is named. The Tax-Free Bond Fund has the objective of providing, through investment in a professionally managed portfolio of municipal bonds, as high a level of current interest income exempt both from Federal income tax and from the income tax imposed by each portfolio's designated state as is consistent with preservation of capital. The Tax-Free Bond Fund may include in each of its portfolios tax-exempt bonds rated Baa or BBB or better; unrated bonds which, in the opinion of the investment adviser, have credit characteristics equivalent to bonds rated Baa or BBB or better; and certain temporary investments, including securities the interest income from which may be subject to Federal and state income tax.

THE INSURED BOND FUND

    The Insured Bond Fund consists of the Nuveen Insured Municipal Bond Fund, the Nuveen Massachusetts Insured Tax-Free Value Fund and the Nuveen New York Insured Tax-Free Value Fund, which are each available for reinvestment to Unitholders. (The Massachusetts and New York Portfolios are available only to those Unitholders who are residents of the state for which the portfolio is named.) The Insured Bond Fund has the objective of providing, through investment in professionally managed portfolios of municipal bonds, as high a level of current interest income exempt from both Federal income tax and, in the case of designated state portfolios, from the income tax imposed by each portfolio's designated state, as is consistent with preservation of capital. The Insured Bond Fund may include in each of its portfolios the same type of investments as the Tax-Free Bond Fund, each of which is covered by insurance guaranteeing the timely payment of principal and interest or is backed by a deposit of U.S. Government securities.

THE MONEY MARKET FUND

    The Money Market Fund consists of the Nuveen Massachusetts Tax-Free Money Market Fund and the Nuveen New York Tax-Free Money Market Fund, which are each available for reinvestment to Unitholders who are residents of the state for which such portfolio is named. The Money Market Fund includes in its portfolios only obligations maturing within one year from the date of acquisition, maintains an average maturity of 120 days or less, values its portfolios at amortized cost and seeks to maintain a net asset value of $1.00 per share. The Money Market Fund has the objective of providing, through investment in professionally managed portfolios of high quality short-term municipal obligations, as high a level of current interest income exempt both from Federal income tax and from the income tax imposed by each portfolio's designated state as is consistent with stability of principal and the maintenance of liquidity. The Money Market Fund may include in each of its portfolios municipal obligations rated Aaa, Aa, MIG-1, MIG- 2, VMIG-1, VMIG-2, Prime 1 or Prime 2 by Moody's or AAA, AA, SP-1, SP-2, A-1 or A-2 by Standard & Poor's; unrated municipal obligations that, in the opinion of the investment adviser, have credit characteristics equivalent to obligations rated as above; and temporary investments that may be subject to Federal and state income tax.

THE MULTISTATE TRUST

    The Multistate Trust consists of the Nuveen Arizona Tax-Free Value Fund, the Nuveen Florida Tax-Free Value Fund, the Nuveen Maryland Tax-Free Value Fund, the Nuveen Michigan Tax-Free Value Fund, the Nuveen New Jersey Tax-Free Value Fund, the Nuveen Pennsylvania Tax-Free Value Fund and the Nuveen Virginia Tax Free Value Fund, which are each available for reinvestment to Unitholders who are residents of the state for which such portfolio is named. The Multistate Trust has the objective of providing, through investment in a professionally managed portfolio of municipal bonds, as high a level of current interest income exempt from both regular Federal income tax and the applicable state personal income tax as is consistent with preservation of capital. The Multistate Trust may include in each of its portfolios tax-exempt bonds rated "Baa" or "BBB" or better, unrated bonds which, in the opinion of the investment advisor, have credit characteristics equivalent to bonds rated "baa" or "BBB" or better, limited to no more than 20% of the Multistate Trust's assets, and certain temporary investments that may be subject to Federal and state income tax.

    Each person who purchases Units of a Trust may become a participant in the Accumulation Plan and elect to have his or her distributions on Units of the Trust invested directly in shares of one of the Accumulation Funds. Reinvesting Unitholders may select any interest distribution plan. Thereafter, each distribution of interest income or principal on the participant's Units (principal only in the case of a Unitholder who has chosen to reinvest only principal distributions) will, on the applicable distribution date, or the next day on which the New York Stock Exchange is normally open ("business day") if the distribution date is not a business day, automatically be received by Shareholder Services, Inc., transfer agent for each of the Accumulation Funds, on behalf of such participant and applied on that date to purchase shares (or fractions thereof) of the Accumulation Fund chosen at net asset value as computed as of 4:00 p.m. eastern time on each such date. All distributions will be reinvested in the Accumulation Fund chosen and no part thereof will be retained in a separate account. These purchases will be made without a sales charge.

INFORMATION ABOUT THE SPONSOR

John Nuveen & Co. Incorporated, the Sponsor and Underwriter, was founded in 1898 and is the oldest and largest investment banking firm specializing in the underwriting and distribution of tax-exempt securities and maintains the largest research department in the investment banking community devoted exclusively to the analysis of municipal securities. In 1961 the Sponsor began sponsoring the Nuveen Tax-Exempt Unit Trust and, since this time, it has issued more than $30 billion in tax-exempt unit trusts, including over $8 billion in insured trusts. The Sponsor is also principal underwriter of the Nuveen Municipal Bond Fund, Inc., the Nuveen Tax-Exempt Money Market Fund, Inc., Nuveen Tax-Free Reserves, Inc., Nuveen California Tax-Free Fund, Inc., Nuveen Tax-Free Bond Fund, Inc., Nuveen Insured Tax-Free Bond Fund, Inc. and Nuveen Tax-Free Money Market Fund, Inc., all registered open-end management investment companies, and acted as co-managing underwriter of Nuveen Municipal Value Fund, Inc., Nuveen California Municipal Value Fund, Inc., Nuveen New York Municipal Value Fund, Inc., Nuveen Municipal Income Fund, Inc., Nuveen California Municipal Income Fund, Inc., Nuveen New York Municipal Income Fund, Inc., Nuveen Premium Income Municipal Fund, Inc., Nuveen Performance Plus Municipal Fund, Inc., Nuveen California Performance Plus Municipal Fund, Inc., Nuveen New York Performance Plus Municipal Fund, Inc., Nuveen Municipal Advantage Fund, Inc., Nuveen Municipal Market Opportunity Fund, Inc., Nuveen California Municipal Market Opportunity Fund, Inc., Nuveen New York Municipal Market Opportunity Fund, Inc., Nuveen Investment Quality Municipal Fund, Inc., Nuveen California Investment Quality Municipal Fund, Inc., Nuveen New York Investment Quality Municipal Fund, Inc., Nuveen Insured Quality Municipal Fund, Inc., Nuveen Florida Investment Quality Municipal Fund, Nuveen Pennsylvania Investment Quality Municipal Fund, Nuveen New Jersey Investment Quality Municipal Fund, Inc., and the Nuveen Select Quality Municipal Fund, Inc., Nuveen California Quality Municipal Fund, Inc., Nuveen New York Select Quality Municipal Fund, Inc., Nuveen Quality Income Municipal Fund, Inc., Nuveen Insured Municipal Opportunity Fund, Inc., Nuveen Florida Quality Income Municipal Fund, Nuveen Michigan Quality Income Municipal Fund, Inc., Nuveen New Jersey Quality Income Municipal Fund, Inc., Nuveen Ohio Quality Income Municipal Fund, Inc., Nuveen Pennsylvania Quality Income Municipal Fund, Nuveen Texas Quality Income Municipal Fund, Nuveen California Quality Income Municipal Fund, Inc., Nuveen New York Quality Income Municipal Fund, Inc., Nuveen Premier Insured Municipal Income Fund, Inc., Nuveen Select Tax Free Income Portfolio, Nuveen Select Tax Free Income Portfolio 2, Nuveen Insured California Select Tax-Free Income Portfolio, Nuveen Insured New York Select Tax-Free Income Portfolio, Nuveen Premium Income Municipal Fund 2, Inc., Nuveen Select Tax Free Income Portfolio 3, Nuveen Select Maturities Municipal Fund, Nuveen Insured California Premium Income Municipal Fund, Inc., Nuveen Arizona Premium Income Municipal Fund, Inc., Nuveen Insured Premium Income Municipal Fund, Inc., Nuveen Insured Florida Premium Income

Municipal Fund, Nuveen Michigan Premium Income Municipal Fund, Inc., Nuveen New Jersey Premium Income Municipal Fund, Inc., Nuveen Insured New York Premium Income Municipal Fund, Inc., Nuveen Ohio Premium Income Municipal Fund, Inc., Nuveen Pennsylvania Premium Income Municipal Fund, Nuveen Texas Premium Income Municipal Fund, Nuveen Premium Income Municipal Fund 4, Inc., Nuveen
Pennsylvania Premium Income Municipal Fund 2, Nuveen Insured Florida Premium Income Municipal Fund 2, Nuveen Maryland Premium Income Municipal Fund, Nuveen Virginia Premium Income Municipal Fund, Nuveen Massachusetts Premium Income Municipal Fund, Nuveen Insured California Premium Income Municipal Fund 2, Inc., Nuveen Insured New York Premium Income Municipal Fund 2, Nuveen New Jersey Premium Income Municipal Fund 2, Nuveen Washington Premium Income Municipal Fund, Nuveen Michigan Premium Income Municipal Fund 2, Nuveen Georgia Premium Income Municipal Fund, Nuveen Missouri Premium Income Municipal Fund, Nuveen Connecticut Premium Income Municipal Fund, Nuveen North Carolina Premium Income Municipal Fund, Nuveen New Jersey Premium Income Municipal Fund 3, Nuveen Florida Premium Income Municipal Fund, Nuveen New York Premium Income Municipal Fund, Nuveen California Premium Income Municipal Fund, Nuveen Pennsylvania Premium Income Municipal Fund 3, Nuveen Maryland Income Municipal Fund 2, Nuveen Virginia Premium Income Municipal Fund 2, Nuveen Ohio Premium Income Municipal Fund 2, Nuveen Insured Premium Income Municipal Fund 2, Nuveen California Premium Income Municipal Fund 2, all registered closed-end management investment companies. These registered open-end and closed-end investment companies currently have approximately $32.8 billion in tax-exempt securities under management. Nationwide, more than 1,000,000 individual investors have purchased Nuveen's tax exempt trusts and funds. The present corporation was organized in 1967 as a wholly-owned subsidiary of Nuveen Corporation, successor to the original John Nuveen & Co. founded in 1898 as a sole proprietorship and incorporated in 1953. In 1974, John Nuveen & Co. Incorporated became a wholly-owned subsidiary of The St. Paul Companies, Inc., a financial services management company located in St. Paul, Minnesota. On May 19, 1992, common shares comprising a minority interest in The John Nuveen Company ("JNC"), a newly organized corporation which holds all of the shares of Nuveen, were sold to the general public in an initial public offering. St. Paul retains a controlling interest in JNC with over 70% of JNC's shares. The Sponsor is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal offices located in Chicago (333 W. Wacker Drive) and New York (Swiss Bank Tower, 10 East 50th Street). It maintains 14 regional offices.

    To help advisers and investors better understand and more efficiently use an investment in the Trust to reach their investment goals, the Trust's sponsor, John Nuveen & Co. Incorporated, may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Trust, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Trust's sponsor may produce software or additional sales literature to promote the advantages of using the Trust to meet these and other specific investor needs.

DESCRIPTION OF RATINGS*

    STANDARD & POOR'S CORPORATION. A description of the applicable Standard & Poor's Corporation rating symbols and their meanings follows:

    A Standard & Poor's rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment may take into consideration obligors such as guarantors, insurers or lessees.

    The rating is not a recommendation to purchase, sell or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor.

    The ratings are based on current information furnished by the issuer or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information, or for other circumstances.

    The ratings are based, in varying degrees, on the following considerations:

     I. Likelihood of default--capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

     II.  Nature of and provisions of the obligation;

----------
*As published by the rating companies.

    III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

    AAA--This is the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong.

    AA--Bonds rated AA have a very strong capacity to pay interest and repay principal, and differ from the highest rated issues only in small degree.

    A--Bonds rated A have a strong capacity to pay interest and repay principal, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories.

    BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in the higher rated categories.

    PLUS (+) OR MINUS (-): The ratings from "AA" to "BB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

    PROVISIONAL RATINGS: The letter "p" indicates that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

    NOTE RATINGS: A Standard & Poor's note rating reflects the liquidity concerns and market access risks unique to notes. Notes due in 3 years or less will likely receive a note rating. Notes maturing beyond 3 years will most likely receive a long-term debt rating.

    Note rating symbols are as follows:

        SP-1  Very  strong  or strong  capacity to  pay principal  and interest.
              Those   issues   determined   to   possess   overwhelming   safety
              characteristics will be given a plus (+) designation.

        SP-2  Satisfactory capacity to pay principal and interest.

RATINGS OF INSURED TRUST UNITS

    A Standard & Poor's rating on the units of an insured investment trust (hereinafter referred to collectively as "units" and "trusts") is a current assessment of creditworthiness with respect to the investment held by such trust. This assessment takes into consideration the financial capacity of the issuers and of any guarantors, insurers, lessees or mortgagors with respect to such investments. The assessment, however, does not take into account the extent to which trust expenses or portfolio asset sales for less than the trust purchase price will reduce payment to the unitholder of the interest and principal required to be paid on the portfolio assets. In addition, the rating is not a recommendation to purchase, sell or hold units, inasmuch as the rating does not comment as to market price of the units or suitability for a particular investor.

    Units rated "AAA" are composed exclusively of assets that are rated "AAA" by Standard & Poor's and/or certain short-term investments. Standard & Poor's defines its AAA rating for such assets as the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is very strong. However, unit ratings may be subject to revision or withdrawal at any time by Standard & Poor's and each rating should be evaluated independently of any other rating.

    MOODY'S  INVESTORS  SERVICE, INC.   A  brief  description of  the applicable
Moody's Investors Service, Inc. rating symbols and their meanings follows:

    Aaa--Bonds which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. Their safety is so absolute that, with the occasional exception of oversupply in a few specific instances, characteristically, their market value is affected solely by money market fluctuations.

    Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities. Their market value is virtually immune to all but money market influences, with the occasional exception of oversupply in a few specific instances.

    A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. The market value of A-rated bonds may be influenced to some degree by economic performance during a sustained period of depressed business conditions, but, during periods of normalcy, A-rated bonds frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.

    Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

    Baa--Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well. The market value of Baa-rated bonds is more sensitive to changes in economic circumstances, and aside from occasional speculative factors applying to some bonds of this class, Baa market valuations move in parallel with Aaa, Aa and A obligations during periods of economic normalcy, except in instances of oversupply.

    Con. (--)--Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operation experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

    NOTE RATINGS:

    MIG 1-- This designation denotes best quality. There is present strong protection by established cash flows, superior liquidity support or demonstrated broad-based access to the market for refinancing.

    MIG 2-- This designation denotes high quality. Margins of protection are ample although not so large as in the preceding group.

                                   APPENDIX A
                              NATIONAL DISCLOSURE

NATIONALLY DIVERSIFIED TRUST TAXABLE ESTIMATED CURRENT RETURN TABLE (NATIONAL INSURED TRUST)

    The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under published 1994 marginal Federal tax rates. The tables incorporate increased tax rates for higher-income tax payers that were included in the Revenue Reconciliation Act of 1993. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross income and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.

  MARGINAL FEDERAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS
--------------------------------------------------------------------------------

                  FEDERAL
    FEDERAL      ADJUSTED
    TAXABLE        GROSS                                   TAX-EXEMPT ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.75%   5.00%   5.25%   5.50%   5.75%   6.00%   6.25%   6.50%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $     0- 38.0 $     0-111.8      15.0   %     5.59    5.88    6.18    6.47    6.76    7.06    7.35    7.65
    38.0- 91.9       0-111.8      28.0         6.60    6.94    7.29    7.64    7.99    8.33    8.68    9.03
                 111.8-167.7      29.0         6.69    7.04    7.39    7.75    8.10    8.45    8.80    9.15
    91.9-140.0       0-111.8      31.0         6.88    7.25    7.61    7.97    8.33    8.70    9.06    9.42
                 111.8-167.7      32.0         6.99    7.35    7.72    8.09    8.46    8.82    9.19    9.56
                 167.7-290.2      34.5         7.25    7.63    8.02    8.40    8.78    9.16    9.54    9.92
   140.0-250.0   111.8-167.7      37.0         7.54    7.94    8.33    8.73    9.13    9.52    9.92   10.32
                 167.7-290.2      40.0         7.92    8.33    8.75    9.17    9.58   10.00   10.42   10.83
                  Over 290.2      37.0   2     7.54    7.94    8.33    8.73    9.13    9.52    9.92   10.32
    Over 250.0   167.7-290.2      44.0         8.48    8.93    9.38    9.82   10.27   10.71   11.16   11.61
                  Over 290.2      41.0   3     8.05    8.47    8.90    9.32    9.75   10.17   10.59   11.02

  MARGINAL FEDERAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------

                  FEDERAL
    FEDERAL      ADJUSTED
    TAXABLE        GROSS                                   TAX-EXEMPT ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.75%   5.00%   5.25%   5.50%   5.75%   6.00%   6.25%   6.50%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $     0- 22.8 $     0-111.8      15.0   %     5.59    5.88    6.18    6.47    6.76    7.06    7.35    7.65
    22.8- 55.1       0-111.8      28.0         6.60    6.94    7.29    7.64    7.99    8.33    8.68    9.03
    55.1-115.0       0-111.8      31.0         6.88    7.25    7.61    7.97    8.33    8.70    9.06    9.42
                 111.8-234.3      32.5         7.04    7.41    7.78    8.15    8.52    8.89    9.26    9.63
   115.0-250.0   111.8-234.3      38.0         7.66    8.06    8.47    8.87    9.27    9.68   10.08   10.48
                  Over 234.3      37.0   2     7.54    7.94    8.33    8.73    9.13    9.52    9.92   10.32
    Over 250.0    Over 234.3      41.0   3     8.05    8.47    8.90    9.32    9.75   10.17   10.59   11.02

------------------
      1 The table reflects the effect of the limitations  on itemized deductions and the deduction for personal exemptions.  They were  designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the current maximum marginal Federal tax rate to approximately 44.0  percent for taxpayers filing a joint return and entitled  to four  personal exemptions and to  approximately 41.0 percent for taxpayers  filing a single return  entitled to only one personal exemption. These limitations are  subject to certain maximums,  which depend on  the number of exemptions  claimed and the  total amount  of the taxpayer's itemized  deductions. For example, the limitation  on itemized deductions will  not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions.
      2 Federal tax rate reverts to 36.0% after the 80% cap on the limitation on itemized deductions has been met.
      3 Federal tax rate reverts to 39.6% after the 80% cap on the limitation on itemized deductions has been met.

                                   APPENDIX B
                              NEW YORK DISCLOSURE

ECONOMIC FACTORS--NEW YORK

    The Portfolio of the New York Traditional Trust includes obligations issued by New York State (the "State"), by its various public bodies (the "Agencies"), and/or by other entities located within the State, including the City of New York (the "City").

    Some of the more significant events and conditions relating to the financial situation in New York are summarized below. This section provides only a brief summary of the complex factors affecting the financial situation in New York and is derived from sources that are generally available to investors and is believed to be accurate. It is based in part on Official Statements and prospectuses issued by, and on other information reported by the State, the City and the Agencies in connection with the issuance of their respective securities.

    There can be no assurance that current or future statewide or regional economic difficulties, and the resulting impact on State or local government finances generally, will not adversely affect the market value of New York Municipal Obligations held in the portfolio of the Trust or the ability of particular obligors to make timely payments of debt service on (or relating to) those obligations.

    (1) THE STATE: The State has historically been one of the wealthiest states in the nation. For decades, however, the State economy has grown more slowly than that of the nation as a whole, gradually eroding the State's relative economic affluence. Statewide, urban centers have experienced significant changes involving migration of the more affluent to the suburbs and an influx of generally less affluent residents. Regionally, the older Northeast cities have suffered because of the relative success that the South and the West have had in attracting people and business. The City has also had to face greater competition as other major cities have developed financial and business capabilities which make them less dependent on the specialized services traditionally available almost exclusively in the City.

    The State has for many years had a very high state and local tax burden relative to other states. The burden of State and local taxation, in combination with the many other causes of regional economic dislocation, has contributed to the decisions of some businesses and individuals to relocate outside, or not locate within, the State.

    SLOWDOWN OF REGIONAL ECONOMY. A national recession commenced in mid-1990. The downturn continued throughout the State's 1990-91 fiscal year and was followed by a period of weak economic growth during the 1991 calendar year. For calendar year 1992, the national economy continued to recover, although at a rate below all post-war recoveries. For calendar year 1993, the economy grew faster than in 1992, but still at a very moderate rate, as compared to other recoveries. Moderate economic growth continued in calendar year 1994. The State has projected the rate of economic growth to slow within New York during 1995, as the expansion of the national economy moderates. Economic recovery started considerably later in the State than in the nation as a whole due in part to the significant retrenchment in the banking and financial services industries, downsizing by several major corporations, cutbacks in defense spending, and an oversupply of office buildings. Many uncertainties exist in forecasts of both the national and State economies and there can be no assurance that the State economy will perform at a level sufficient to meet the State's projections of receipts and disbursements.

    1995-96 FISCAL YEAR. The Governor issued a proposed Executive Budget for the 1995-96 fiscal year (the "Proposed Budget") on February 1, 1995, which projected a balanced general fund and receipts and disbursements of $32.5 billion and $32.4 billion, respectively. As of May 29, 1995, the State legislature had not yet enacted, nor had the Governor and the legislature reached an agreement on, the budget for the 1995-96 fiscal year which commenced on April 1, 1995. The delay in the enactment of the budget may negatively affect certain proposed actions and reduce projected savings.

    The Proposed Budget and the 1995-96 Financial Plan provide for the closing of a projected $4.7 billion budget gap in the 1995-96 fiscal year by cost-containment savings in social welfare programs, savings from State agency restructurings, freezing the level of some categories of local aid and new revenue measures.

    The State's proposed budget and the 1995-96 Plan may be impacted negatively by uncertainties relating to the economy and tax collections, although recent signs of improvement in the national economy could lead to short-term increases in State receipts.

    1994-1995 FISCAL YEAR. The State Legislature enacted the State's 1994-95 fiscal year budget on June 7, 1994, more than two months after the start of that fiscal year. As of February 1, 1995, the updated 1994-95 State Financial Plan (the "Plan") projected total general fund receipts and disbursements of $33.3 billion and $33.5 billion, respectively, representing reductions in receipts and disbursements of $1 billion and $743 million, respectively, from the amount set forth in the 1994-95 budget. The Plan projected for a General Fund balance of approximately $157 million at the close of the 1994-95 fiscal year.

    1993-94  FISCAL  YEAR.   The State  ended  the 1993-94  fiscal year  with an
operating surplus of approximately $1.0 billion.

    FUTURE FISCAL YEARS. There can be no assurance that the State will not face substantial potential budget gaps in the future resulting from a significant disparity between tax revenues projected from a lower recurring receipts base and the spending required to maintain State programs at current levels. To address any potential budgetary imbalance, the State may need to take significant actions to align recurring receipts and disbursements.

    INDEBTEDNESS. As of March 31, 1994, the total amount of long-term State general obligation debt authorized but unissued stood at $2.0 billion. As of the same date, the State had approximately $5.4 billion in general obligation bonds including $224 million of Bond Anticipation Notes outstanding.

    The State originally projected that its borrowings for capital purposes during the State's 1994-95 fiscal year would consist of $374 million in general obligation bonds and bond anticipation notes and $140 million in general obligation commercial paper. The Legislature has authorized the issuance of up to $69 million in certificates of participation in pools of leases for equipment and real property to be utilized by State agencies. Through March 15, 1995, the State had issued in excess of $590 million of its general obligation bonds (including $430 million of refunding bonds). The projections of the State regarding its borrowings for any fiscal year are subject to change if actual receipts fall short of State projections or if other circumstances require.

    In June 1990, legislation was enacted creating the "New York Local Government Assistance Corporation" ("LGAC"), a public benefit corporation empowered to issue long-term obligations to fund certain payments to local governments traditionally funded through the State's annual seasonal borrowing. As of March 31, 1994, LGAC has issued its bonds to provide net proceeds of $4.5 billion. The LGAC was authorized to provide net proceeds of $315 million, during the State's 1994-95 fiscal year. The LGAC issued $347 million of bonds on March 1, 1995 providing the authorized net proceeds.

    Financing of capital programs by other public authorities of the State is also obtained from lease-purchase and contractual-obligation financing arrangements, the debt service for which is paid from State appropriations. As of March 31, 1994, there were $16.6 billion of such other financing arrangements outstanding and additional financings of this nature by public authorities are projected to total $2.4 billion during the 1994-95 fiscal year. In addition, certain agencies had issued and outstanding approximately $7.3 billion of "moral obligation financings" as of March 31, 1994, which are to be repaid from project revenues. While there has never been a default on moral obligation debt of the State, the State would be required to make up any shortfall in debt service.

    RATINGS. The $850 million in TRANS issued by the State in April 1993 were rated SP-1-Plus by S&P and MIG-1 by Moody's which represent the highest ratings given by such agencies and the first time the State's TRANS have received these ratings since its May 1989 TRANS issuance. Both agencies cited the State's improved fiscal position as a significant factor in the upgrading of the April 1993 TRANS.

    Moody's rating of the State's general obligation bonds stood at A on February 28, 1994, and S&P's rating stood at A- with a positive outlook on February 28, 1994, an improvement from S&P's stable outlook from April 1993 through February 1994 and negative outlook prior to April 1993. Previously, Moody's lowered its rating to A on June 6, 1990, its rating having been A1 since May 27, 1986. S&P lowered its rating from A to A- on January 13, 1992. S&P's previous ratings were A from March 1990 to January 1992, AA- from August 1987 to March 1990 and A+ from November 1982 to August 1987.

    Moody's maintained its A rating and S&P continued its A- rating in connection with the State's issuance of $537 million of its general obligation bonds in March 1995.

    (2) THE CITY AND THE MUNICIPAL ASSISTANCE CORPORATION ("MAC"): The City accounts for approximately 40% of the State's population and personal income, and the City's financial health affects the State in numerous ways.

    In response to the City's fiscal crisis in 1975, the State took a number of steps to assist the City in returning to fiscal stability. Among other actions, the State Legislature (i) created MAC to assist with long-term financing for the City's short-term debt and other cash requirements and (ii) created the State Financial Control Board (the "Control Board") to review and approve the City's budgets and City four-year financial plans (the financial plans also apply to certain City-related public agencies (the "Covered Organizations")).

    In recent years, the rate of economic growth in the City slowed substantially as the City's economy entered a recession. While by some measures the City's economy may have begun to recover, a number of factors, including poor performance by the City's financial services companies, may prevent a significant improvement in the City's economy and may in fact negatively impact upon the City's finances by reducing tax receipts. The City Comptroller has issued reports concluding that the recession of the City's economy may be ending, but there is little prospect of any significant improvement in the near term.

    FISCAL YEAR 1996 AND THE 1995-1998 FINANCIAL PLAN. On February 14, 1995, the Mayor released his preliminary $30.5 billion budget for fiscal year 1996, which included $2.7 billion of deficit reduction measures. The Mayor is seeking a $1.2 billion reduction in mandated welfare and Medicaid expenditures from the State, a $569 million reduction in expenditures by city agencies and the Board of Education budget, $600 million in personnel related savings partly through the elimination of 15,000 jobs within 18 months, and other measures.

    The 1995-1998 Financial Plan (the "Plan"), which was submitted to the Control Board on February 23, 1995, projected budget gaps of $3.2 billion and $3.8 billion for fiscal years 1997 and 1998, respectively. The City Comptroller warned on March 7, 1995 that the budget gap for fiscal year 1996 could increase by $500 million to as much as $3.2 billion. The Control Board reported on March 17, 1995 that the proposed budget for fiscal year 1996 relies heavily on risky assumptions such as $600 million in savings to be negotiated with City unions and $1.4 billion in savings dependent on State legislative approval.

    The City successfully negotiated concessions with a number of unions in order to ensure that the fiscal year 1995 budget remained in balance. The Mayor has indicated that to avoid additional lay-offs, higher than the number referred to above, reductions will be necessary in the benefit plans of City employees to close the budget gaps for fiscal years 1996 and thereafter. Union leadership has publicly opposed such "givebacks". With respect to fiscal year 1995 the City was also successful in obtaining additional funds and relief from certain mandated expenditures from the State for various programs, including Medicaid. However, the amount of gap closing measures requiring State action set forth in the Plan is well in excess of proposed assistance to the City outlined in the Governor's Proposed Budget.

    The Mayor has directed City agencies to identify an additional $300 million in cuts for fiscal year 1996 because of anticipated shortfalls of as much as $500 million in State aid and budgetary actions. An extended delay by the State in adopting its 1995-96 fiscal year budget would negatively impact upon the City's financial condition and ability to close budget gaps for fiscal years 1996 and thereafter.

    Given the foregoing factors, there can be no assurance that the City will continue to maintain a balanced budget, or that it can maintain a balanced budget without additional tax or other revenue increases or reductions in City services, which could adversely affect the City's economic base.

    Pursuant to State law, the City prepares a four-year annual financial plan, which is reviewed and revised on a quarterly basis and which includes the City's capital, revenue and expense projections. The City is required to submit its financial plans to review bodies, including the Control Board. If the City were to experience certain adverse financial circumstances, including the occurrence or the substantial likelihood and imminence of the occurrence of an annual operating deficit of more than $100 million or the loss of access to the public credit markets to satisfy the City's capital and seasonal financial requirements, the Control Board would be required by State law to exercise certain powers, including prior approval of City financial plans, proposed borrowings and certain contracts.

    The City depends on the State for State aid both to enable the City to balance its budget and to meet its cash requirements. If the State experiences revenue shortfalls or spending increases beyond its projections during its 1995-96 fiscal year or subsequent years, such developments could result in reductions in projected State aid to the City. In addition, there can be no assurance that State budgets in the 1996-97 or future fiscal years will be adopted by the April 1 statutory deadline and that there will not be adverse effects on the City's cash flow and additional City expenditures as a result of such delays.

    The City projections set forth in the Plan are based on various assumptions and contingencies which are uncertain and which may not materialize. Changes in major assumptions could significantly affect the City's ability to balance its budget as required by State law and to meet its annual cash flow and financing requirements. Such assumptions and contingencies include the timing of any regional and local economic recovery, the absence of wage increases in excess of the increases assumed in its financial plan, employment growth, provision of State and Federal aid and mandate relief, State legislative approval of future State budgets, levels of education expenditures as may be required by State law, adoption of future City budgets by the New York City Council, and approval by the Governor or the State Legislature and the cooperation of MAC with respect to various other actions proposed in the Plan.

    The City's ability to maintain a balanced operating budget is dependant on whether it can implement necessary service and personnel reduction programs successfully. As discussed above, the City must identify additional expenditure reductions and revenue sources to achieve balanced operating budgets for fiscal years 1996 and thereafter. Any such proposed expenditure reductions will be difficult to implement because of their size and the substantial expenditure reductions already imposed on City operations in the past two years.

    Attaining a balanced budget is also dependent upon the City's ability to market its securities successfully in the public credit markets. The City's financing program for fiscal years 1995 through 1998 contemplates capital spending of $16.4 billion, which will be financed through issuance of $10.7 billion of general obligation bonds and the balance through Water Authority Revenue Bonds and Covered Organization obligations, and will be utilized primarily to reconstruct and rehabilitate the City's infrastructure and physical assets and to make capital investments. A significant portion of such bond financing is used to reimburse the City's general fund for capital expenditures already incurred. In addition, the City issues revenue and tax anticipation notes to finance its seasonal working capital requirements. The terms and success of projected public sales of City general obligation bonds and notes will be subject to prevailing market conditions at the time of the sale, and no assurance can be given that the credit markets will absorb the projected amounts of public bond and note sales. In addition, future developments concerning the City and public discussion of such developments, the City's future financial needs and other issues may affect the market for outstanding City general obligation bonds and notes. If the City were unable to sell its general obligation bonds and notes, it would be prevented from meeting its planned operating and capital expenditures.

    FISCAL YEAR 1995. New York City adopted its fiscal year 1995 budget on June 21, 1994, which provided for spending of $31.6 billion and closed a budget gap of $2.3 billion. However, following adoption of the fiscal year 1995 budget, additional unexpected budget gaps totaling approximately $2.0 billion were identified. The widening of the budget gap for fiscal year 1995 resulted from shortfalls in tax revenues and State and federal aid. The Mayor and the City Council were unable to reach agreement on additional cuts proposed by the Mayor in October 1994. The City Council passed its own budget cut proposal in November 1994. The Mayor vetoed the City Council version, the City Council overrode his veto and the Mayor implemented his original plan. A state court held in December 1994 that neither budget cut proposal could be implemented. The Mayor then elected not to spend certain funds in order to keep the budget in balance.

    FISCAL YEARS 1990 THROUGH 1994. The City achieved balanced operating results as reported in accordance with GAAP for its fiscal years 1990 through 1994. The City was required to close substantial budget gaps in these fiscal years to maintain balanced operating results.

    The City is a defendant in a significant number of lawsuits. Such litigation includes, but is not limited to, actions commenced and claims asserted against the City arising out of alleged constitutional violations, torts, breaches of contracts, and other violations of law and condemnation proceedings. While the ultimate outcome and fiscal impact, if any, on the proceedings and claims are not currently predictable, adverse determinations in certain of them might have a material adverse effect upon the City's ability to carry out its financial plan. As of June 30, 1994, the City estimated its potential future liability to be $2.6 billion.

    On January 30, 1995, Robert L. Schulz and other defendants commenced a federal district court action seeking among other matters to cancel the issuance on January 31, 1995 of $659 million of City bonds. While the federal courts have rejected requests for temporary restraining orders and expedited appeals, the case is still pending. The City has indicated that it believes the action to be without merit as it relates to the City, but there can be no assurance as to the outcome of the litigation and an adverse ruling or the granting of a permanent injunction would have a negative impact on the City's financial condition and its ability to fund its operations.

    RATINGS. As of the date of this prospectus, Moody's rating of the City's general obligation bonds stood at Baa1 and S&P's rating stood at BBB+. On February 11, 1991, Moody's had lowered its rating from A. S&P's lowered its rating from A- on July 10, 1995 after placing the City on "negative credit watch" in January 1995.

    On March 13, 1995, Moody's confirmed its Baa1 rating in connection with a scheduled March 1995 sale of $795 million of the City's general obligation bonds.

    In dropping the City's rating in July 1995, S&P's cited the "sluggish" economy and the poor outlook for job growth, as well as the continued use of "one-time measures" to close budget gaps. The lowered rating could increase the City's borrowing costs by forcing it to offer higher interest rates on its bonds thereby adding further pressures to the City's budget problems. In addition, the lowered rating may prevent certain institutional investors from purchasing the City's bonds reducing demand for future offerings, which could also force the City to increase interest rates on its bonds.

    On October 12, 1993, Moody's increased its rating of the City's issuance of $650 million of Tax Anticipation Notes ("TANs") to MIG-1 from MIG-2. Prior to that date, on May 9, 1990, Moody's revised downward its rating on outstanding City revenue anticipation notes from MIG-1 to MIG-2 and rated the $900 million Notes then being sold MIG-2. S&P's rating of the October 1993 TANS issue increased to SP-1 from SP-2. Prior to that date, on April 29, 1991, S&P revised downward its rating on City revenue anticipation notes from SP-1 to SP-2.

    As of December 31, 1994, the City and MAC had, respectively, $22.5 billion and $4.1 billion of outstanding net long-term indebtedness.

    (3) THE STATE AGENCIES: Certain Agencies of the State have faced substantial financial difficulties which could adversely affect the ability of such Agencies to make payments of interest on, and principal amounts of, their respective bonds. The difficulties have in certain instances caused the State (under so-called "moral obligation" provisions which are non-binding statutory provisions for State appropriations to maintain various debt service reserve funds) to appropriate funds on behalf of the Agencies. Moreover, it is expected that the problems faced by these Agencies will continue and will require increasing amounts of State assistance in future years. Failure of the State to appropriate necessary amounts or to take other action to permit those Agencies having financial difficulties to meet their obligations could result in a default by one or more of the Agencies. Such default, if it were to occur, would be likely to have a significant adverse effect on investor confidence in, and therefore the market price of, obligations of the defaulting Agencies. In addition, any default in payment on any general obligation of any Agency whose bonds contain a moral obligation provision could constitute a failure of certain conditions that must be satisfied in connection with Federal guarantees of City and MAC obligations and could thus jeopardize the City's long-term financing plans.

    As of September 30, 1993, the State reported that there were eighteen Agencies that each had outstanding debt of $100 million or more and an aggregate of $63.5 billion of outstanding debt, some of which was state-supported, state-related debt.

    (4) STATE LITIGATION: The State is a defendant in numerous legal proceedings pertaining to matters incidental to the performance of routine governmental operations. Such litigation includes, but is not limited to, claims asserted against the State arising from alleged torts, alleged breaches of contracts, condemnation proceedings and other alleged violations of State and Federal laws. Included in the State's outstanding litigation are a number of cases challenging the constitutionality or the adequacy and effectiveness of a variety of significant social welfare programs primarily involving the State's mental hygiene programs. Adverse judgments in these matters generally could result in injunctive relief coupled with prospective changes in patient care which could require substantial increased financing of the litigated programs in the future.

    The State is also engaged in a variety of claims wherein significant monetary damages are sought. Actions commenced by several Indian nations claim that significant amounts of land were unconstitutionally taken from the Indians in violation of various treaties and agreements during the eighteenth and nineteenth centuries. The claimants seek recovery of approximately six million acres of land as well as compensatory and punitive damages.

    The State has entered into a settlement agreement with Delaware, Massachusetts and all other parties with respect to STATE OF DELAWARE V. STATE
OF NEW YORK, an action by Delaware and other states to recover unclaimed property from New York-based brokers, which has escheated to the State pursuant to its ABANDONED PROPERTY LAW. Annual payments under this settlement will be made through the State's 2002-03 fiscal year in amounts not exceeding $48.4 million in any fiscal year subsequent to the State's 1994-95 fiscal year.

    In SCHULZ V. STATE OF NEW YORK, commenced May 24, 1993 ("SCHULZ 1993"), petitioners have challenged the constitutionality of mass transportation bonding programs of the New York State Thruway Authority and the Metropolitan Transportation Authority. On May 24, 1993, the Supreme Court, Albany County, temporarily enjoined the State from implementing those bonding programs.

    Petitioners in SCHULZ asserted that issuance of bonds by the two Authorities is subject to approval by statewide referendum. By decision dated October 21, 1993, the Appellate Division, Third Department, affirmed the order of the Supreme Court, Albany County, granting the State's motion for summary judgment, dismissing the complaint and vacating the temporary restraining order. On June 30, 1994, the Court of Appeals, the State's highest court, upheld the decisions of the Supreme Court and Appellate Division in SCHULZ, Plaintiffs' motion for reargument was denied by the Court of Appeals on September 1, 1994 and their writ of certiorari to the U.S. Supreme Court was denied on January 23, 1995.

    Adverse developments in the foregoing proceedings or new proceedings could adversely affect the financial condition of the State in the future.

    (5) OTHER MUNICIPALITIES: Certain localities in addition to New York City could have financial problems leading to requests for additional State assistance. The potential impact on the State of such actions by localities is not included in projections of State receipts and expenditures in the State's 1994-95 fiscal years.

    Fiscal difficulties experienced by the City of Yonkers ("Yonkers") resulted in the creation of the Financial Control Board for the City of Yonkers (the "Yonkers Board") by the State in 1984. The Yonkers Board is charged with oversight of the fiscal affairs of Yonkers. Future actions taken by the Governor or the State Legislature to assist Yonkers could result in allocation of State resources in amounts that cannot yet be determined.

    Municipalities and school districts have engaged in substantial short-term and long-term borrowings. In 1992, the total indebtedness of all localities in the State was approximately $35.2 billion, of which $19.5 billion was debt of New York City (excluding $5.9 billion in MAC debt). State law requires the Comptroller to review and make recommendations concerning the budgets of those local government units other than New York City authorized by State law to issue debt to finance deficits during the period that such deficit financing is outstanding. Seventeen localities had outstanding indebtedness for state financing at the close of their fiscal year ending in 1992.

    Certain proposed Federal expenditure reductions could reduce, or in some cases eliminate, Federal funding of some local programs and accordingly might impose substantial increased expenditure requirements on affected localities. If the State, New York City or any of the Agencies were to suffer serious financial difficulties jeopardizing their respective access to the public credit markets, the marketability of notes and bonds issued by localities within the State, including notes or bonds in the New York Insured Trust, could be adversely affected. Localities also face anticipated and potential problems resulting from certain pending litigation, judicial decisions, and long-range economic trends. The longer-range potential problems of declining urban population, increasing expenditures, and other economic trends could adversely affect localities and require increasing State assistance in the future.

    (6) OTHER ISSUERS OF NEW YORK MUNICIPAL OBLIGATIONS. There are a number of other agencies, instrumentalities and political subdivisions of the State that issue Municipal Obligations, some of which may be conduit revenue obligations payable from payments from private borrowers. These entities are subject to various economic risks and uncertainties, and the credit quality of the securities issued by them may vary considerably from the credit quality of obligations backed by the full faith and credit of the State.

NEW YORK TAXABLE ESTIMATED CURRENT RETURN TABLE

    The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal, state and local taxes, using published 1995 marginal Federal tax rates and marginal state and local tax rates currently available and scheduled to be in effect. The tables incorporate increased tax rates for higher-income taxpayers that were included in the Revenue Reconciliation Act of 1993. For cases in which two state or local brackets fall within a federal bracket, the higher state or local bracket is combined with the federal bracket. The combined local, state and Federal tax brackets shown reflect the fact that state and local tax payments are currently deductible for Federal tax purposes. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.

I.  COMBINED FEDERAL AND NEW YORK STATE INCOME TAXES

 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS
--------------------------------------------------------------------------------

                  FEDERAL
    FEDERAL      ADJUSTED      COMBINED
    TAXABLE        GROSS       STATE AND                   TAX-EXEMPT ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.75%   5.00%   5.25%   5.50%   5.75%   6.00%   6.25%   6.50%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $     0- 39.0 $     0-100.0     21.5    %     6.05    6.37    6.69    7.01    7.32    7.64    7.96    8.28
                 100.0-114.7     22.5          6.13    6.45    6.77    7.10    7.42    7.74    8.06    8.39
    39.0- 94.3       0-100.0     33.5          7.14    7.52    7.89    8.27    8.65    9.02    9.40    9.77
                 100.0-114.7     34.5          7.25    7.63    8.02    8.40    8.78    9.16    9.54    9.92
                 114.7-150.0     35.0          7.31    7.69    8.08    8.46    8.85    9.23    9.62   10.00
                 150.0-172.1     34.0          7.20    7.58    7.95    8.33    8.71    9.09    9.47    9.85
    94.3-143.6       0-100.0     36.0          7.42    7.81    8.20    8.59    8.98    9.38    9.77   10.16
                 100.0-114.7     37.0          7.54    7.94    8.33    8.73    9.13    9.52    9.92   10.32
                 114.7-150.0     38.0          7.66    8.06    8.47    8.87    9.27    9.68   10.08   10.48
                 150.0-172.1     37.0          7.54    7.94    8.33    8.73    9.13    9.52    9.92   10.32
                 172.1-294.6     39.5          7.85    8.26    8.68    9.09    9.50    9.92   10.33   10.74
   143.6-256.5   114.7-150.0     42.5          8.26    8.70    9.13    9.57   10.00   10.43   10.87   11.30
                 150.0-172.1     42.0          8.19    8.62    9.05    9.48    9.91   10.34   10.78   11.21
                 172.1-294.6     44.5          8.56    9.01    9.46    9.91   10.36   10.81   11.26   11.71
                  Over 294.6     42.0    2     8.19    8.62    9.05    9.48    9.91   10.34   10.78   11.21
    Over 256.5   172.1-294.6     48.0          9.13    9.62   10.10   10.58   11.06   11.54   12.02   12.50
                  Over 294.6     45.5    3     8.72    9.17    9.63   10.09   10.55   11.01   11.47   11.93

  COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------

                  FEDERAL
    FEDERAL      ADJUSTED      COMBINED
    TAXABLE        GROSS       STATE AND                   TAX-EXEMPT ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.75%   5.00%   5.25%   5.50%   5.75%   6.00%   6.25%   6.50%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $     0- 23.4 $     0-100.0     21.5    %     6.05    6.37    6.69    7.01    7.32    7.64    7.96    8.28
                 100.0-114.7     22.0          6.09    6.41    6.73    7.05    7.37    7.69    8.01    8.33
    23.4- 56.6       0-100.0     33.5          7.14    7.52    7.89    8.27    8.65    9.02    9.40    9.77
                 100.0-114.7     34.0          7.20    7.58    7.95    8.33    8.71    9.09    9.47    9.85
    56.6-118.0       0-100.0     36.0          7.42    7.81    8.20    8.59    8.98    9.38    9.77   10.16
                 100.0-114.7     36.5          7.48    7.87    8.27    8.66    9.06    9.45    9.84   10.24
                 114.7-150.0     38.0          7.66    8.06    8.47    8.87    9.27    9.68   10.08   10.48
                 150.0-237.2     37.5          7.60    8.00    8.40    8.80    9.20    9.60   10.00   10.40
   118.0-256.5   114.7-150.0     43.0          8.33    8.77    9.21    9.65   10.09   10.53   10.96   11.40
                 150.0-237.2     42.5          8.26    8.70    9.13    9.57   10.00   10.43   10.87   11.30
                  Over 237.2     42.0    2     8.19    8.62    9.05    9.48    9.91   10.34   10.78   11.21
    Over 256.5    Over 237.2     45.5    3     8.72    9.17    9.63   10.09   10.55   11.01   11.47   11.93

II. COMBINED FEDERAL, NEW YORK STATE AND NEW YORK CITY INCOME TAXES

 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS
--------------------------------------------------------------------------------

                  FEDERAL      COMBINED
    FEDERAL      ADJUSTED       STATE,
    TAXABLE        GROSS         LOCAL                     TAX-EXEMPT ESTIMATED CURRENT RETURN
    INCOME        INCOME      AND FEDERAL     --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.75%   5.00%   5.25%   5.50%   5.75%   6.00%   6.25%   6.50%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $     0- 39.0 $     0-100.0     25.0    %     6.33    6.67    7.00    7.33    7.67    8.00    8.33    8.67
                 100.0-114.7     26.0          6.42    6.76    7.09    7.43    7.77    8.11    8.45    8.78
    39.0- 94.3       0-100.0     36.5          7.48    7.87    8.27    8.66    9.06    9.45    9.84   10.24
                 100.0-114.7     37.5          7.60    8.00    8.40    8.80    9.20    9.60   10.00   10.40
                 114.7-150.0     38.0          7.66    8.06    8.47    8.87    9.27    9.68   10.08   10.48
                 150.0-172.1     37.5          7.60    8.00    8.40    8.80    9.20    9.60   10.00   10.40
    94.3-143.6       0-100.0     39.5          7.85    8.26    8.68    9.09    9.50    9.92   10.33   10.74
                 100.0-114.7     40.0          7.92    8.33    8.75    9.17    9.58   10.00   10.42   10.83
                 114.7-150.0     41.0          8.05    8.47    8.90    9.32    9.75   10.17   10.59   11.02
                 150.0-172.1     40.0          7.92    8.33    8.75    9.17    9.58   10.00   10.42   10.83
                 172.1-294.6     42.5          8.26    8.70    9.13    9.57   10.00   10.43   10.87   11.30
   143.6-256.5   114.7-150.0     45.5          8.72    9.17    9.63   10.09   10.55   11.01   11.47   11.93
                 150.0-172.1     44.5          8.56    9.01    9.46    9.91   10.36   10.81   11.26   11.71
                 172.1-294.6     47.0          8.96    9.43    9.91   10.38   10.85   11.32   11.79   12.26
                  Over 294.6     44.5    2     8.56    9.01    9.46    9.91   10.36   10.81   11.26   11.71
    Over 256.5   172.1-294.6     50.5          9.60   10.10   10.61   11.11   11.62   12.12   12.63   13.13
                  Over 294.6     48.0    3     9.13    9.62   10.10   10.58   11.06   11.54   12.02   12.50

  COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------

                  FEDERAL      COMBINED
    FEDERAL      ADJUSTED       STATE,
    TAXABLE        GROSS         LOCAL                     TAX-EXEMPT ESTIMATED CURRENT RETURN
    INCOME        INCOME      AND FEDERAL     --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.75%   5.00%   5.25%   5.50%   5.75%   6.00%   6.25%   6.50%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $     0- 23.4 $     0-100.0     25.0    %     6.33    6.67    7.00    7.33    7.67    8.00    8.33    8.67
                 100.0-114.7     25.5          6.38    6.71    7.05    7.38    7.72    8.05    8.39    8.72
    23.4- 56.6       0-100.0     36.5          7.48    7.87    8.27    8.66    9.06    9.45    9.84   10.24
                 100.0-114.7     37.0          7.54    7.94    8.33    8.73    9.13    9.52    9.92   10.32
    56.6-118.0       0-100.0     39.5          7.85    8.26    8.68    9.09    9.50    9.92   10.33   10.74
                 100.0-114.7     39.5          7.85    8.26    8.68    9.09    9.50    9.92   10.33   10.74
                 114.7-150.0     41.0          8.05    8.47    8.90    9.32    9.75   10.17   10.59   11.02
                 150.0-237.2     40.5          7.98    8.40    8.82    9.24    9.66   10.08   10.50   10.92
   118.0-256.5   114.7-150.0     45.5          8.72    9.17    9.63   10.09   10.55   11.01   11.47   11.93
                 150.0-237.2     45.5          8.72    9.17    9.63   10.09   10.55   11.01   11.47   11.93
                  Over 237.2     44.5    2     8.56    9.01    9.46    9.91   10.36   10.81   11.26   11.71
    Over 256.5    Over 237.2     48.0    3     9.13    9.62   10.10   10.58   11.06   11.54   12.02   12.50

------------------
      1  The table reflects the effect of the limitations on  itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect,  raise the  marginal Federal tax rate  to approximately 44.0 percent for  taxpayers filing a joint return  and entitled to four personal exemptions and to approximately 41.0 percent for taxpayers filing a single return entitled to only one personal exemption.  These limitations  are subject  to certain  maximums, which depend  on the  number of  exemptions claimed and  the total  amount of the taxpayer's itemized deductions. For example, the  limitation on itemized deductions will not  cause a taxpayer to lose more  than
80% of his allowable itemized deductions, with certain exceptions. The table also reflects the New York State supplemental income tax based upon a taxpayer's New York State taxable income and New York State adjusted gross income. This supplemental tax results in  an increased marginal state income  tax rate to the extent  a taxpayer's New York State  adjusted gross income ranges between
$100,000 and $150,000. The  table does not, however,  reflect the amendments to  the New York State  income tax law that  imposes limitations  on the deductibility of itemized deductions. The application of the New York State limitation on itemized deductions may result in a higher combined Federal, State and local tax rate than indicated in the table. The table assumes for this purpose that a taxpayer's New York State adjusted income equals his Federal adjusted gross income.
      2 Federal tax rate reverts to 36.0% after the 80% cap on the limitation on itemized deductions has been met.
      3 Federal tax rate reverts to 39.6% after the 80% cap on the limitation on itemized deductions has been met.

                                   APPENDIX C
                                OHIO DISCLOSURE

ECONOMIC FACTORS--OHIO

    As described above, the Trust will invest substantially all of its net assets in securities issued by or on behalf of (or in certificates of participation in lease purchase obligations of) the State of Ohio, political subdivisions of the State, or agencies or instrumentalities of the State or its political subdivisions (Ohio Obligations). The Trust is therefore susceptible to general or particular economic, political, or regulatory factors that may affect issuers of Ohio Obligations. The following information constitutes only a brief summary of some of the many complex factors that may have an effect. The information does not apply to "conduit" obligations on which the public issuer itself has no financial responsibility. This information is derived from official statements of certain Ohio issuers published in connection with their issuance of securities and from other publicly available information, and is believed to be accurate. No independent verification has been made of any of the following information.

    Generally, the creditworthiness of Ohio Obligations of local issuers is unrelated to that of obligations of the State itself, and the State has no responsibility to make payments on those local obligations. There may be specific factors that at particular times apply in connection with investment in particular Ohio Obligations or in those obligations of particular Ohio issuers. It is possible that the investment may be in particular Ohio Obligations, or in those of particular issuers, as to which those factors apply. However, the information below is intended only as a general summary, and is not intended as a discussion of any specific factors that may affect any particular obligation or issuer.

    The timely payment of principal of and interest on Ohio Obligations has been guaranteed by bond insurance purchased by the issuers, the Trust or other parties. Those Ohio Obligations may not be subject to the factors referred to in this section of the Prospectus.

    Ohio is the seventh most populous state; the 1990 Census count of 10,847,000 indicated a 0.5% population increase from 1980. The Census estimate for 1993 is 11,091,000.

    While diversifying more into the service and other non-manufacturing areas, the Ohio economy continues to rely in part on durable goods manufacturing largely concentrated in motor vehicles and equipment, steel, rubber products and household appliances. As a result, general economic activity, as in many other industrially-developed states, tends to be more cyclical than in some other states and in the nation as a whole. Agriculture is an important segment of the economy, with over half the State's area devoted to farming and approximately 15% of total employment in agribusiness.

    In prior years, the State's overall unemployment rate was commonly somewhat higher than the national figure. For example, the reported 1990 average monthly State rate was 5.7%, compared to the 5.5% national figure. However, for the last four years the State rates were below the national rates (5.5% versus 6.1% in 1994). The unemployment rate and its effects vary among geographic areas of the State.

    There can be no assurance that future national, regional or state-wide economic difficulties, and the resulting impact on State or local government finances generally, will not adversely affect the market value of Ohio Obligations held in the Trust portfolio or the ability of particular obligors to make timely payments of debt service on (or lease payments relating to) those obligations.

    The State operates on the basis of a fiscal biennium for its appropriations and expenditures, and is precluded by law from ending its July 1 to June 30 fiscal year "FY" or fiscal biennium in a deficit position. Most State operations are financed through the General Revenue Fund "GRF", for which personal income and sales-use taxes are the major sources. Growth and depletion of GRF ending fund balances show a consistent pattern related to national economic conditions, with the ending FY balance reduced during less favorable and increased during more favorable economic periods. The State has well-established procedures for, and has timely taken, necessary actions to ensure resource/expenditure balances during less favorable economic periods. Those procedures included general and selected reductions in appropriations spending.

    Key biennium-ending fund balances at June 30, 1989 were $475.1 million in the GRF and $353 million in the Budget Stabilization Fund ("BSF", a cash and budgetary management fund). In the next two fiscal years necessary corrective steps were taken (including selected reductions in appropriations spending and transfer of $64 million from the BSF to the GRF) to respond to certain lower receipts and higher expenditures than earlier estimated. June 30, 1991 ending fund balances were $135.3 million (GRF) and $300 million (BSF).

    The next biennium, 1992-93, presented significant challenges to State finances, successfully addressed. To allow time to resolve certain budget differences, an interim appropriations act was enacted effective July 1, 1991; it included GRF debt service and lease rental appropriations for the entire biennium, while continuing most other appropriations for a month. The general appropriations act for the entire biennium was passed on July 11, 1991. Pursuant to it, $200 million was transfered from the BSF to the GRF in FY 1992.

    Based on the updated results and forecast in the course of FY 1992, both in light of a continuing uncertain nationwide economic situation, there was projected and then timely addressed an FY 1992 imbalance in GRF resources and expenditures. GRF receipts significantly below original forecasts resulted primarily from lower collections of certain taxes, particularly sales-use and personal income taxes. Higher expenditure levels were in certain areas, particularly human services, including Medicaid. In response, the Governor ordered most State agencies to reduce GRF spending in the last six months of FY 1992 by a total of approximately $184 million; the $100.4 million BSF balance and additional amounts from certain other funds were transferred late in the FY to the GRF; and adjustments were made in the timing of certain tax payments.

    A significant GRF shortfall (approximately $520 million) was then projected for the next year, FY 1993. It was addressed by appropriate legislative and administrative actions, including the Governor's ordering $300 million in selected GRF spending reductions and subsequent executive and legislative action (a combination of tax revisions and additional spending reductions). The June 30, 1993 ending GRF fund balance was approximately $111 million, of which, as a first step to BSF replenishment, $21 million was deposited in the BSF.

    No spending reductions were applied to appropriations needed for debt service on or lease rentals relating to any State obligations.

    The 1994-95 biennium presented a more affirmative financial picture for the State. Based on June 30, 1994 balances, an additional $260 million was deposited in the BSF. The biennium ended June 30, 1995 with a GRF ending fund balance of $928 million, of which $535.2 million has been transferred into the BSF (which has a current balance of over $828 million).

    The GRF appropriations act for the 1995-96 biennium was passed on June 28, 1995 and promptly signed (after selective vetoes) by the Governor. All necessary GRF appropriations for State debt service and lease rental payments then projected for the biennium were included in that act. In accordance with the appropriations act, the significant June 30, 1995 GRF fund balance, after leaving in the GRF an unreserved and undesignated balance of $70 million has been transferred to a variety of funds, including $535.2 million to the BSF. $322.8 million was transferred to other funds, including school assistance funds and, in anticipation of possible federal program changes, a human services stabilization fund.

    The State's incurrence or assumption of debt without a vote of the people is, with limited exceptions, prohibited by current State constitutional provisions. The State may incur debt, limited in amount to $750,000, to cover casual deficits or failures in revenues or to meet expenses not otherwise provided for. The Constitution expressly precludes the State from assuming the debts of any local government or corporation. An exception is made in both cases for any debt incurred to repel invasion, suppress insurrection, or defend the State in war.

    By 13 constitutional amendments, the last adopted in 1993, Ohio voters have authorized the incurrence of State debt and the pledge of taxes or excises to its payment. At September 12, 1995, $841 million (excluding certain highway bonds payable primarily from highway use charges) of this debt was outstanding or awaiting delivery. The only such State debt then still authorized to be incurred are portions of the highway bonds, and the following: (a) up to $100 million of obligations for coal research and development may be outstanding at any one time ($45.3 million outstanding) or awaiting delivery; (b) $360 million of obligations authorized for local infrastructure improvements, no more than $120 million of which may to be issued in any calendar year ($701 million outstanding); and (c) up to $200 million in general obligation bonds for parks, recreation and natural resource purposes which may be outstanding at any one time ($50 million outstanding, with no more than $50 million to be issued in any one year).

    The General Assembly has placed on the November 1995 ballot a proposed constitutional amendment that would extend the local infrastructure bond program (authorizing an additional $1.2 billion of State full faith and credit ogligations to be issued over 10 years for the purpose) and authorize additional highway bonds (expected to be payable primarily from highway use receipts). The latter would supersede the current $500 million highway obligaton authorization, and would authorize not more than $1.2 billion to be outstanding at any time and not more than $220 million to be issued in a fiscal year.

    Common resolutions are pending in both houses of the General Assembly that would submit a constitutional amendment relating to certain other aspects of State debt. The proposal would authorize, among other things, the issuance of general obligation State debt for a variety of purposes with debt service on all State general obligation debt and GRF-supported obligations not to exceed 5% of the preceding Fiscal Year's GRF expenditures.

    The Constitution also authorizes the issuance of State obligations for certain purposes, the owners of which do not have the right to have excises or taxes levied to pay debt service. Those special obligations include obligations issued by the Ohio Public Facilities Commission and the Ohio Building Authority, and certain obligations issued by the State Treasurer, over $4.5 billion of which were outstanding at September 12, 1995.

    A 1990 constitutional amendment authorizes greater State and political subdivision participation (including financing) in the provision of housing. The General Assembly may for that purpose authorize the issuance of State obligations secured by a pledge of all or such portion as it authorizes of State revenues or receipts, (but not by a pledge of the State's full faith and credit).

    A 1994 constitutional amendment pledges the full faith and credit and taxing power of the State to meeting certain guarantees under the State's tuition credit program which provides for the purchase of tuition credits, for the benefit of State residents, guaranteed to cover a specified amount when applied to the cost of higher education tuition. (1965 constitutional provision that authorized student loan guarantees payable from available State moneys has never been implemented, apart from a "guarantee fund" approach funded essentially from program revenues.)

    The House has adopted a resolution that would submit to the electors a constitutional amendment prohibiting the General Assembly from imposing a new tax or increasing an existing tax unless aproved by a three-fifths vote of each house or by a majority vote of the electors. It cannot be predicted whether required Senate concurrence to submission will be received.

    State and local agencies issue obligations that are payable from revenues from or relating to certain facilities (but not from taxes). By judicial interpretation, these obligations are not "debt" within constitutional provisions. In general, payment obligations under lease-purchase agreements of Ohio public agencies (in which certificates of participation may be issued) are limited in duration to the agency's fiscal period, and are renewable only upon appropriations being made available for the subsequent fiscal period.

    Local school districts in Ohio receive a major portion (state-wide aggregate in the range of 44% in recent years) of their operating moneys from State subsidies, but are dependent on local property taxes, and in 115 districts from voter-authorized income taxes, for significant portions of their budgets. Litigation, similar to that in other states, is pending questioning the constitutionality of Ohio's system of school funding. The trial court concluded that aspects of the system (including basic operating assistance) are unconstitutional, and ordered the State to provide for and fund a system complying with the Ohio Constitution. The State appealed and a court of appeals has reversed the trial court's findings for plaintiff districts. The plaintiff coalition has announced an intent to appeal the court of appeals decision to the Ohio Supreme Court. A small number of the State's 612 local school districts have in any year required special assistance to avoid year-end deficits. A current program provides for school district cash need borrowing directly from commercial lenders, with diversion of State subsidy distributions to repayment if needed. Recent borrowings under this program totalled $94.5 million for 27 districts (including $75 million for one) in FY 1993, $41.1 million for 28 districts in FY 1994, and $71.1 million for 29 districts in FY 1995.

    Ohio's 943 incorporated cities and villages rely primarily on property and municipal income taxes for their operations. With other subdivisions, they also receive local government support and property tax relief moneys distributed by the State. For those few municipalities that on occasion have faced significant financial problems, there are statutory procedures for a joint State/local commission to monitor the municipality's fiscal affairs and for development of a financial plan to eliminate deficits and cure any defaults. Since inception in 1979, these procedures have been applied to 23 cities and villages; for 18 of them the fiscal situation was resolved and the procedures terminated.

    At present the State itself does not levy ad valorem taxes on real or tangible personal property. Those taxes are levied by political subdivisions and other local taxing districts. The Constitution has since 1934 limited to 1% of true value in money the amount of the aggregate levy (including a levy for unvoted general obligations) of property taxes by all overlapping subdivisions, without a vote of the electors or a municipal charter provision, and statutes limit the amount of the aggregate levy to 10 mills per $1 of assessed valuation (commonly referred to as the "ten-mill limitation"). Voted general obligations of subdivisions are payable from property taxes that are unlimited as to amount or rate.

OHIO TAXABLE ESTIMATED CURRENT RETURN TABLE

    The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and state taxes, using published 1994 marginal Federal tax rates and marginal state tax rates currently available and scheduled to be in effect. The tables incorporate increased tax rates for higher-income taxpayers that were included in the Revenue Reconciliation Act of 1993. For cases in which more than one state bracket falls within a Federal bracket, the highest state bracket is combined with the Federal bracket. The combined state and Federal tax brackets shown reflect the fact that state tax payments are currently deductible for Federal tax purposes. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.

 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS
--------------------------------------------------------------------------------

                  FEDERAL
    FEDERAL      ADJUSTED      COMBINED
    TAXABLE        GROSS       STATE AND                   TAX-EXEMPT ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.50%   4.75%   5.00%   5.25%   5.50%   5.75%   6.00%   6.25%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $     0- 38.0 $     0-111.8      19.0   %     5.56    5.86    6.17    6.48    6.79    7.10    7.41    7.72
    38.0- 91.9       0-111.8      32.5         6.67    7.04    7.41    7.78    8.15    8.52    8.89    9.26
                 111.8-167.7      33.0         6.72    7.09    7.46    7.84    8.21    8.58    8.96    9.33
    91.9-140.0       0-111.8      36.0         7.03    7.42    7.81    8.20    8.59    8.98    9.38    9.77
                 111.8-167.7      36.5         7.09    7.48    7.87    8.27    8.66    9.06    9.45    9.84
                 167.7-290.2      39.0         7.38    7.79    8.20    8.61    9.02    9.43    9.84   10.25
   140.0-250.0   111.8-167.7      42.0         7.76    8.19    8.62    9.05    9.48    9.91   10.34   10.78
                 167.7-290.2      44.5         8.11    8.56    9.01    9.46    9.91   10.36   10.81   11.26
                  Over 290.2      42.0   2     7.76    8.19    8.62    9.05    9.48    9.91   10.34   10.78
    Over 250.0   167.7-290.2      48.0         8.65    9.13    9.62   10.10   10.58   11.06   11.54   12.02
                  Over 290.2      45.0   3     8.18    8.64    9.09    9.55   10.00   10.45   10.91   11.36

  COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------

                  FEDERAL
    FEDERAL      ADJUSTED      COMBINED
    TAXABLE        GROSS       STATE AND                   TAX-EXEMPT ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.50%   4.75%   5.00%   5.25%   5.50%   5.75%   6.00%   6.25%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $     0- 22.8 $     0-111.8      19.0   %     5.56    5.86    6.17    6.48    6.79    7.10    7.41    7.72
    22.8- 55.1       0-111.8      31.5         6.57    6.93    7.30    7.66    8.03    8.39    8.76    9.12
    55.1-115.0       0-111.8      36.0         7.03    7.42    7.81    8.20    8.59    8.98    9.38    9.77
                 111.8-234.3      37.0         7.14    7.54    7.94    8.33    8.73    9.13    9.52    9.92
   115.0-250.0   111.8-234.3      42.5         7.83    8.26    8.70    9.13    9.57   10.00   10.43   10.87
                  Over 234.3      42.0   2     7.76    8.19    8.62    9.05    9.48    9.91   10.34   10.78
    Over 250.0    Over 234.3      45.0   3     8.18    8.64    9.09    9.55   10.00   10.45   10.91   11.36

------------------
      1  The table reflects the effect of the limitations on  itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect,  raise the  current maximum marginal Federal tax rate to approximately 44.0  percent for taxpayers filing a joint return and entitled to four personal exemptions and to  approximately 41.0 percent for  taxpayers filing a single return  entitled to only one  personal exemption.  These limitations are  subject to certain maximums,  which depend on  the number of exemptions  claimed and the total amount of the taxpayer's itemized  deductions. For example, the  limitation on itemized deductions will  not cause a taxpayer  to lose more than 80% of his allowable itemized deductions, with certain exceptions.
      2 Federal tax rate reverts to 36.0% after the 80% cap on the limitation on itemized deductions has been met.
      3 Federal tax rate reverts to 39.6% after the 80% cap on the limitation on itemized deductions has been met.

Statement of differences between electronic filing and printed document.
   Pursuant to Rule 499(c) (7) under the Securities Act of 1933 and Rule 20-11 under the Investment Company Act of 1940, Registrant hereby identifies those differences in the foregoing document between the electronic format in which it is filed and the printed form in which it will be circulated:
   (1) The printed and distributed prospectus may be paged differently because the printed document may contain a different amount of information on each page from that contained in the electronic transmission.
   (2) On the cover page, in the index and on the last page of the printed document, solid vertical bars will appear.
   (3) In the printed document, footnote symbols may include a "dagger" or multiple "dagger". The "dagger" symbol is represented as # in the electronic document.
   (4) The printed and distributed prospectus will not contain the preliminary prospectus legend included at the beginning of the first prospectus page.

                       CONTENTS OF REGISTRATION STATEMENT

A.  BONDING ARRANGEMENTS OF DEPOSITOR:

    The Depositor has obtained the following Stockbrokers Blanket Bonds for its officers, directors and employees:

    INSURER/POLICY NO.                                     AMOUNT

    United Pacific Insurance Co.                           $10,000,000
    Reliance Insurance Company
    B 74 92 20

    Aetna Casualty and Surety                              $10,000,000
    08 F10618BCA

    St. Paul Insurance Co.                                 $ 6,000,000
    400 HC 1051

B. This amendment of Registration Statement comprises the following papers and documents:

              The facing sheet

              The cross-reference sheet

              The Prospectus

              The signatures

              Consents of Independent Public
              Accountants and Counsel as indicated

              Exhibits as listed on page S-5

C.  Explanatory Note:

          This Amendment No. 1 to the Registration Statement contains multiple separate prospectuses. Each prospectus will relate to an individual unit investment trust and will consist of a Part A, a Part B and an Information Supplement. Each prospectus will be identical with the exception of the respective Part A which will contain the financial information specific to such underlying unit investment trust.

D.  Undertakings:

          1. With the exception of the information included in the state specific appendices to the Information Supplement, which will vary depending upon the make-up of a Fund or updated to reflect current events, any amendment to a Fund's Information Supplement will be subject to the review of the staff of the Securities and Exchange Commission prior to distribution; and

          2. The Information Supplement to the Trust will not include third party financial information.

                                   SIGNATURES

    The Registrant, Nuveen Tax-Exempt Unit Trust, Series 826 hereby identifies Series 401, 507, 512, 515, 517, 519, 723, 814 and 823 of the Nuveen
Tax-Exempt Unit Trust for purposes of the representations required by Rule 487 and represents the following:

    (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

    (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

    (3) that it has complied with Rule 460 under the Securities Act of 1933.

    Pursuant to the requirements of the Securities Act of 1933, the Registrant, Nuveen Tax-Exempt Unit Trust, Series 826 has duly caused this Amendment of Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on 9/20/95.


                                NUVEEN TAX-EXEMPT UNIT TRUST, SERIES 826
                                (Registrant)

                                By JOHN NUVEEN & CO. INCORPORATED
                                (Depositor)



                                By: George P. Thermos
                                    _________________________________
                                    Vice President



                           Attest:  Morrison C. Warren
                                    __________________________________
                                    Assistant Secretary

    Pursuant to the requirements of the Securities Act of 1933, this Amendment of Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:


    SIGNATURE                     TITLE*                       DATE

Richard J. Franke       Chairman, Board of Directors  )
                        Chief Executive Officer and   )
                        Director                      )
                                                      )
Donald E. Sveen         President, Chief Operating    )
                        Officer and Director          )
                                                      )

Anthony T. Dean         Executive Vice President      ) Larry Woods Martin
                        and Director                  ) Attorney-In-Fact**
                                                      )
Timothy T. Schwertfeger Executive Vice President      )
                        and Director                  )

John P. Amboian         Chief Financial Officer and   )
                        Executive Vice President      )

O. Walter Renfftlen     Vice President and Controller )
                        (Principal Accounting Officer))
                                                      )
                                                      )9/20/95
___________________

*The titles of the persons named herein represent their capacity in and relationship to John Nuveen & Co. Incorporated, the Depositor.

**The powers of attorney were filed on Form SE for Messrs. Franke, Sveen, Renfftlen, Dean and Schwertfeger with the Amendment to the Registration Statement on Form S-6 of Nuveen Tax-Exempt Unit Trust, Series 671 (File No. 33-49175). The Power of Attorney for Messr. Amboian was filed with the Amendment to the Registration statement on Form S-6 of Nuveen Tax-Exempt Unit Trust, Series 823 (File No. 33-62325).

826

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

    The consent of Arthur Anderson LLP to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit
4.4 to the Registratin Statement.

                        CONSENT OF CHAPMAN AND CUTLER

    The consent of Chapman and Cutler to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibits 3.1 and 3.2 to the Registration Statement.

                            CONSENT OF STATE COUNSEL

    The consents of special counsel to the Fund for state tax matters to the use of their names in the Prospectus included in the Registration Statement are contained in their opinions filed by this amendment as Exhibit 3.3 to the Registration Statement.

                          CONSENT OF STANDARD & POOR'S,
                     A DIVISION OF THE MCGRAW-HILL COMPANIES

    The consent of Standard & Poor's, a Division of The McGraw-Hill
Companies, to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.1 to the Registration Statement.

                   CONSENT OF KENNY S&P EVALUATION SERVICES

    The consent of Kenny S&P Evaluation Services to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.2 to the Registration Statement.

                      CONSENT OF CARTER, LEDYARD & MILBURN

    The consent of Carter, Ledyard & Milburn to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.3 to the Registration Statement.

                                LIST OF EXHIBITS


1.1 (a) Copy of Standard Terms and Conditions of Trust between John Nuveen & Co. Incorporated, Depositor, and The Chase Manhattan Bank (National Association), Trustee (as Exibit 1.1 (a) to the Sponsor's Registration Statement on Form S-6 relating to Series 823 of the Fund (file No. 33-62325) and incorporated herein by reference).

1.1 (b)  Trust Indenture and Agreement.

2.1 Copy of Certificate of Ownership (Included in Exhibit 1.1(a) on pages 2 to 8, inclusive, and incorporated herein by reference).

3.1      Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinions of special state counsel to the Fund for state tax matters as to income tax status to residents of the respective states of the units of the respective trusts and consents to the use of their names in the Prospectus.

4.1      Consent of Standard & Poor's, a Division of The McGraw-Hill Companies.

4.2      Consent of Kenny S&P Evaluation Services.

4.3      Consent of Carter, Ledyard & Milburn.

4.4      Consent of Arthur Anderson LLP

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Form S-6 [File No. 33-62325] filed on September 7, 1995 on behalf of Nuveen Tax-Exempt Unit Trust, Series 823).